Form 20-F
period 2020-12-31
Moxian (BVI) Inc
filed 2022-02-07
CIK 1864055

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT
OF 1934

OR

☒ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the transition period from October 1, 2020 to December 31, 2020

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934

Date of event requiring this shell company report_________________

For the transition period from to

Commission file number 333-256665

MOXIAN (BVI) INC

(Exact name of Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Unit 911, Tower 2, Silvercord, 30 Canton Road

Tsimshatsui

Hong Kong SAR, China

(Address of principal executive offices)

Wanhong Tan, Chief Financial Officer

+852 9855 6575– telephone

Tan.WanHong@moxiangroup.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Symbol	Name of each exchange on which registered
Ordinary shares, par value $0.001 per share	MOXC	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the transition report:

As of December 31, 2020, there were outstanding 16,191,529 ordinary shares, $0.001 par value per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer
Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act:

☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☐ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

GENERAL INFORMATION

All references in this Transition Report on Form 20-F, or the Transition Report, to “Moxian,” the “Company,” “we,” “us” and “our” refer to Moxian (BVI) Inc, or its predecessor, Moxian, Inc., as the case may be, and its consolidated subsidiaries, except as otherwise noted.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The consolidated financial statement data as of December 31, 2020 and September 30, 2020 and 2019, and for the three months ended December 31, 2020 and 2019, have been derived from our unaudited consolidated financial statements, as presented elsewhere in this Transition Report, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, as issued by the Financial Accounting Standards Board, or FASB. All references in this Transition Report to “$” are to U.S. dollars.

Explanatory Note

As previously disclosed, on August 16, 2021, the Company’s predecessor, Moxian, Inc., a Nevada corporation (“Moxian Nevada”), completed a redomicile merger to reorganize as a British Virgin Islands company pursuant to an Agreement and Plan of Merger dated May 28, 2021, whereby it merged with and into the Company, a wholly owned subsidiary of Moxian Nevada, with the Company surviving the merger. Prior to the merger, the board of directors of Moxian Nevada approved a change in the fiscal year-end of Moxian Nevada from September 30 to December 31 in connection with the reorganization. The purpose for the fiscal year change was to adopt the Company’s December 31 fiscal year-end upon consummation of the merger.

On August 16, 2021, the Board of Directors of the Company ratified December 31 as the post-reorganization fiscal year-end of the Company. As a result, the Company is required to file this Transition Report on Form 20-F for the transition period from October 1, 2020 to December 31, 2020. The Company’s next fiscal year ended on December 31, 2021. The Company notes that this Transition Report on Form 20-F is filed pursuant to Rule 13a-10(g)(4) of the Securities Exchange Act of 1934, as amended, which permits the Company to respond to only Items 5, 8.A.7., 13, 14 and 17 or 18 of Form 20-F.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this Transition Report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the PSLRA and is including this cautionary statement in connection with this safe harbor legislation. This Transition Report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this Transition Report, the words “anticipate,” “believe,” “expect,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” and similar expressions identify forward-looking statements.

The forward-looking statements in this Transition Report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Any forward-looking statements contained herein are made only as of the date of this Transition Report, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

PART I

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

The following discussion provides a review of the performance of our operations for the three-month periods ended December 31, 2019 and 2020. The consolidated financial statements present the operations, cash flows and shareholders’ equity for the three month period ended December 31, 2020 . All dollar amounts referred to in this management’s discussion and analysis are expressed in United States dollars except where indicated otherwise.

The following discussion of the results of our operations and our financial condition  should be read in conjunction with the financial statements and the notes to those statements included in “Item 18. Financial Statements”. This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors.

Overview

We have operated in the O2O (“Online-to-Offline”) business since the inception of the Company until the fiscal year ended September 30, 2018. We developed an online platform for small and medium sized enterprises (“SMEs”) with physical stores to conduct business online, interact with existing customers and obtain new customers. We developed products and services designed to allow our clients to conduct targeted advertising campaigns and promotions and attract potential customers.

However, due to a highly competitive market, and the slow development of our products, we had continued to incur losses in every fiscal year since inception. By September 30, 2018, we had run out of funds and the shareholders of the Company were not prepared to give further financial support. The Company decided to continue its operations in digital advertising but temporarily halt the operation of its App until its financial situation improved. The Company subsequently had operated as a general agent for the Xinhua App, of which the Company had exclusive agreements to operate the Games Channel on its app.

Going Concern

In assessing the Company’s liquidity and its ability to continue as a going concern, the Company monitors and analyzes its cash and cash equivalents and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations.

If the Company is unable to obtain the necessary additional capital on a timely basis and on acceptable terms, it will be unable to implement its current plans for expansion, repay debt obligations or respond to competitive pressures. Any of these factors would have a material adverse effect on its business, prospects, financial condition and results of operations and raise substantial doubts about the ability of the Company to continue as a going concern. The consolidated financial statements for the periods ended December 31, 2020 and 2019 have been prepared on a going concern basis and do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classifications of liabilities that may result from the inability of the Company to continue as a going concern.

Impact of the COVID-19 Pandemic

In December 2019, a novel strain of coronavirus (COVID-19) was first identified and has since spread rapidly globally. The outbreak of COVID-19 has resulted in quarantines, travel restrictions, and the temporary closure of offices and business facilities globally. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. The pandemic has caused significant volatility in the PRC and international financial markets. From January 2020, worker absenteeism, quarantines and restrictions on our employees’ ability to work, office closures, and other travel or health-related restrictions in China caused material disruptions in our operations. We resumed normal operating hours beginning April 1, 2020. For the three months ended December 31, 2020, the COVID-19 pandemic had a material negative impact on the Company’s business and results of operations, because the Company’s major client in digital advertising, Beijing Bi Er, an e-Sports company, could not hold any large-scale events in China with mass participation by fans, enthusiast and the general public due to the fears of a COVID-19 outbreak. As of the date of this Report, the COVID-19 outbreaks in mainland China and Hong Kong are substantially under control. The extent of the impact on the Company’s fiscal year 2022 results will be dependent on future developments such as the length and severity of the pandemic, the potential resurgence of the pandemic, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain uncertain and unpredictable. Given this uncertainty, we cannot be certain that we will be able to continue normal operations in the short or long term or that lingering effects of the COVID-19 outbreak in mainland China, Hong Kong and elsewhere will not have additional adverse effects on our business and operations.

Recent Developments

The Company intends to diversify its operations and increase its revenue base by entering into the bitcoin mining business. The Company entered into a share purchase agreement with certain accredited investors on December 6, 2021 to obtain additional funding through a private placement, which placement has been completed as of the date of this report. The Company’s wholly owned Hong Kong subsidiary, Woodland Corporation Limited, will acquire certain bitcoin mining equipment and assets pursuant to an asset purchase agreement dated December 6, 2021. A portion of the proceeds from the private placement will be used to fund the bitcoin mining asset acquisition and the remaining proceeds will be used for working capital purposes.

Operating Results

For the three months ended December 31, 2020 compared with the three months ended December 31, 2019

The Company recorded no revenue in the quarter ended December 31, 2020 because its major client in digital advertising, Beijing Bi Er, which is an e-Sports company, could not hold any large-scale events in China with mass participation by fans, enthusiast and the general public due to the fears of a COVID-19 outbreak. Although COVID-19 infections were generally under control in China, there were periodic clusters of the virus infections from time to time. The Company continued to maintain a skeletal staff of 11 but outsourced specialist services whenever required.

In the quarter ended December 31, 2019, the Company developed various initiatives for Beijing Bi Er and could bill them on several projects.

Critical Accounting Policies and Estimates

Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the accompanying unaudited condensed consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates required to be made by management include but not limited to, useful lives of property and equipment, intangible assets valuation, inventory valuation and deferred tax assets. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

Reference is made to the “Recent Accounting Pronouncements” in Note 2 to the Unaudited Condensed Consolidated Financial Statements included in this Report for information related to new accounting pronouncements, as well as the related impact of those recent accounting pronouncements.

Off-Balance Sheet Arrangements

As of December 31, 2020, we did not have any off-balance sheet arrangements.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and other Financial Information

See Item 18.

Legal Proceedings.

None.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The Company has re-designated 50,000,000 of its authorized but unissued ordinary shares of par value of $0.001 each (the “Ordinary Shares”) as 50,000,000 preferred shares of par value of $0.00101 each (the “Preferred Shares”) and amend its Memorandum and Articles of Association. On October 28, 2021, the Company filed its Amended and Restated Memorandum and Articles of Association (the “Amended and Restated M&A”) with the British Virgin Islands Registrar of Corporate Affairs. As of the date of this report, the Company is authorized to issue 150,000,000 Ordinary Shares and 50,000,000 Preferred Shares pursuant to the Amended and Restated M&A.

See the disclosure regarding the Amendment to the Memorandum and Articles of Association and Issuance of Preferred Shares contained in the Explanatory Note (c) and Exhibit 99.1 to the Form 6-K filed with the SEC on December 6, 2021, which are incorporated herein by reference.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial information required by this Item is set forth on pages F-1 to F-18 filed as part of this transition report.

ITEM 19. EXHIBITS

12.1	Rule 13(a)-14(a)/15(d)-14(a) Certification of principal executive officer
12.2	Rule 13(a)-14(a)/15(d)-14(a) Certification of principal financial officer
13.1	Section 1350 Certification of principal executive officer
13.2	Section 1350 Certification of principal financial officer
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this transition report on its behalf.

Moxian (BVI) Inc

Date: February 7, 2022	By:	/s/ Deng Conglin
	Name:	Deng Conglin
	Title:	Chief Executive Officer
(Principal Executive Officer)

Date: February 7, 2022	By:	/s/ Tan Wanhong
	Name:	Tan Wanhong
	Title:	Chief Financial Officer
(Principal Financial Officer)

MOXIAN, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2020	September 30, 2020

Cash and cash equivalents	$19,402	$5,249
Account receivable (Note 3)	1,345,080	1,462,698
Share subscription receivable (Note 4)	827,710	827,710

Total current assets	2,192,192	2,295,657
Accruals and other payables (Note 6)	$1,718,655	$1,535,335
Loans payable (Note 7)	382,257	359,549

Total current liabilities	2,100,912	1,894,884

Net Assets	91,280	400,773

Preferred stock, $0.001 par value, authorized: 100,000,000 shares. Nil shares issued and outstanding	-	-
Common stock, $0.001 par value, authorized: 50,000,000 shares. 16,191,529 shares issued and outstanding as of December 31, 2019 and September 30, 2019 , respectively	16,191	16,191
Additional paid-in capital	40,114,606	40,114,606
Accumulated deficiency	(41,048,510)	(40,661,350)
Accumulated other comprehensive income	1,008,993	931,326
Shareholders’ Equity	91,280	400,773

See accompanying notes to the unaudited condensed consolidated financial statements

MOXIAN, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For Three Months Ended December 31,
	2020		2019

Revenues		$-		$383,375

Selling, general and administrative expenses		387,160		158,957
Loss from operations		(387,160)		224,418

(Loss)/Gain before income tax		(387,160)		224,418

Income tax expense		-		-
Net (loss)/ gain for the period		(387,160)		224,418

Other comprehensive (loss)/income:	$		$
Foreign currency translation adjustment		77,667		(27,522)
Comprehensive (loss)/income		(309,493)		196,896

Basic and diluted (loss)/ gain per common share		$(0.02)		$0.01

Basic and diluted weighted average common shares outstanding		16,191,529		16,191,529

See accompanying notes to unaudited condensed consolidated financial statements

MOXIAN, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the periods ended December 31, 2020 and 2019

	Common Stock		Additional paid-in	Accumulated	Accumulated other comprehensive
	Shares	Amount	capital	deficit	income	Total
Balance, September 30, 2020	16,191,529	$16,191	$40,114,606	$(40,661,350)	$931,326	$400,773

Net loss for the period				(387,160)	-	(387,160)
Foreign currency translation adjustment	-	-	-	-	77,667	77,667

Balance, December 31, 2020	16,181,529	$16,191	$40,114,606	$(41,048,510)	$1,008,993	$91,280

Balance, September 30, 2019	16,191,529	$16,191	$40,114,606	$(40,734,066)	$751,956	$148,687
Net gain for the period				224,418		224,418
Foreign currency translation adjustment					(27,522)	(27,522)

Balance, December 31, 2019	16,191,529	$16,191	$40,114,606	$(40,512,648)	$724,434	342,583

See accompanying notes to consolidated financial statements

MOXIAN, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For Three Months Ended December 31,
	2020	2019

Cash Flows from Operating Activities
Net (loss)/gain	$(387,160)	$224,418
Adjustments to reconcile net gain to net cash used in operating activities:
Changes in net operating assets and liabilities:
Accounts and other receivables	117,618	(498,623)
Other payables and accruals	183,320	(92,068)
Net cash used in operating activities	(86,222)	(366,273)
Loans payable	22,708	(57,444)
Proceeds from share subscription	-	114,888
Net cash provided by financing activities	22,708	57,444
Effect of exchange rates on cash and cash equivalents	77,667	(78,784)
Net increase/(decrease) in cash and cash equivalents	14,153	(387,613)
Cash and cash equivalents, beginning of period	5,249	425,632
Cash and cash equivalents, end of period	19,402	$38,019

Supplemental cash flow disclosures:

Non-cash financing activities – Share Subscription Proceeds		$779,624
Non-cash operating activities – Accruals and other payables		$877,134

See accompanying notes to unaudited condensed consolidated financial statements

MOXIAN, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Corporate Developments

Organization of the Group

Moxian, Inc. (formerly known as Moxian China, Inc., hereinafter referred as “Moxian,” together with its subsidiaries and variable interest entity, the “Company”), was incorporated under the laws of the State of Nevada on October 12, 2010. The Company, through its subsidiaries and variable interest entity, engages in the business of operating a social network platform that integrates social media and business into one single platform. The Company has devoted its efforts to develop a mobile application and online platform that facilitate the small to medium size businesses to attract more clients. The Company’s ability to generate sufficient funds to meet its working capital requirements is dependent upon its ability to develop additional sources of capital, develop apps and websites, generate servicing income, and ultimately, achieve profitable operations (see Note 2).

On February 17, 2014, the Company incorporated Moxian CN Group Limited (“Moxian CN Samoa”) under the laws of Samoa.

On February 21, 2014, Moxian acquired Moxian Group Limited (“Moxian BVI”), together with its subsidiaries, Moxian (Hong Kong) Limited (“Moxian HK”), Moxian Technology (Shenzhen) Co., Ltd. (“Moxian Shenzhen”), and Moxian Malaysia Sdn. Bhd.(“Moxian Malaysia”) through our wholly owned subsidiary, Moxian CN Samoa from Rebel Group, Inc. (“REBL”), a company incorporated in the State of Florida and of which our previous Chief Executive Officer, Tan Meng Dong, is a promoter as the term is defined under Rule 405 of Regulation C promulgated under the Securities Act, by entering into a License and Acquisition Agreement (the “License and Acquisition Agreement”) in consideration of $1,000,000 (“Moxian BVI Purchase Price”). As a result, Moxian BVI, together with its subsidiaries, Moxian HK, Moxian Shenzhen, and Moxian Malaysia, became the Company’s subsidiaries. Under the License and Acquisition Agreement, REBL also agreed to grant us the exclusive right to use REBL’s intellectual property rights (collectively, the “IP Rights”) in Mainland China, Malaysia, and other countries and regions where REBL conducts its business (the “Licensed Territory”), and the exclusive right to solicit, promote, distribute and sell REBL products and services in the Licensed Territory for five years (the “License,”) and in consideration of such License, the Company agreed to pay to REBL (i) $1,000,000 as license maintenance royalty each year commencing on the first anniversary of the date of the License Agreement; and (ii) 3% of the gross profits resulting from the distribution and sale of the products and services on behalf of the Company as an earned royalty.

Moxian BVI was incorporated on July 3, 2012 under the laws of British Virgin Islands. REBL owned 100% equity interests of Moxian BVI prior to the closing of the License and Acquisition Agreement, among the Company, Moxian BVI and REBL.

Moxian HK was incorporated on January 18, 2013 and became Moxian BVI’s subsidiary on February 14, 2013. Moxian HK is currently engaged in the business of online social media. Moxian HK operates through two wholly owned subsidiaries: Moxian Shenzhen and Moxian Malaysia.

Moxian Shenzhen is wholly owned by Moxian HK. Moxian Shenzhen was incorporated on April 8, 2013 and is engaged in the business of internet technology, computer software, commercial information consulting.

Moxian Malaysia was incorporated on March 1, 2013 and became Moxian HK’s subsidiary since April 2, 2013. Moxian Malaysia was previously in the business of IT services and media advertising but have ceased operations since June 2015.

Shenzhen Moyi Technologies Co., Ltd. (“Moyi”) was incorporated on July 19, 2013 under the laws of the People’s Republic of China and became a variable interest entity (“VIE”) of Moxian Shenzhen on July 15, 2014. Moxian Shenzhen controls Moyi through arrangement that absorbs operations risk, as if Moyi is a wholly owned subsidiary of Moxian Shenzhen.

Moxian Technologies (Beijing) Co., Ltd. (“Moxian Beijing”) was incorporated on December 10, 2015 under the laws of the People’s Republic of China and is a wholly owned subsidiary of Moxian Shenzhen. Moxian Shenzhen made an investment of RMB 10 million (approximately USD $1.5 million) in Moxian Beijing during the year ended September 30, 2017.

On January 30, 2015, the Company entered into an Equity Transfer Agreement (such transaction, the “Equity Transfer Transaction”) with REBL, to acquire from REBL, 100% of the equity interests of Moxian Intellectual Property Limited, a company incorporated under the laws of Samoa and a wholly-owned subsidiary of REBL (“Moxian IP Samoa”) for $6,782,000. Moxian IP Samoa owns all the intellectual property rights relating to the operation, use and marketing of the Moxian Platform, including all of the trademarks, patents and copyrights that are used in the Company’s business. As a result of the Equity Transfer Transaction, Moxian IP Samoa became a wholly-owned subsidiary of the Company.

MOXIAN, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Corporate Developments (Continued)

On May 24, 2016, the Board of approved a reverse stock split of the Company’s issued and outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), at a ratio of 1-for-2 (the “Reverse Stock Split”). The Reverse Stock Split was effective on June 20, 2016 (the “Effective Date”). Simultaneously with the Reverse Stock Split, the number of shares of the Company’s authorized Common Stock was reduced from 500,000,000 shares to 250,000,000 shares without changes in par value per share.

On November 14, 2016, the Company announced the completion of a public offering of 2,501,250 shares of its common stock at a public offering price of $4.00 per share. The gross proceeds from the offering were approximately $10,005,000 before deducting placement agents’ commissions and other offering expenses, resulting in net proceeds of approximately $8.5 million. In connection with the offering, the Company’s common stock began trading on the NASDAQ Capital Market beginning on November 15, 2016 under the symbol “MOXC”.

On December 18, 2017, the Company entered into a Tripartite Agreement with the original shareholders of Moyi and the new shareholders of Moyi wherein the Company agrees to the transfer of the equity interests of Moyi and all related rights, liabilities and obligations under the Moyi Agreements such that the new shareholders stand in place of the old shareholders in all aspects of the Moyi Agreements.

On January 30, 2018, a wholly-owned subsidiary of Moxian Shenzhen, Moxian Information Technologies (Shanghai) Co. Ltd. (“Moxian Shanghai”) was incorporated under the laws of the People’s Republic of China.

On April 22, 2019, the Company implemented a 1-for-5 reverse share split and concurrently reduced its authorized shares of common stock from 250,000,000 to 50,000,000 (See Note 8 (c) Reverse Share Split).

On May 2, 2019, the Company reached an agreement with each of its three loan creditors as of September 30, 2018 regarding settlement of their loans to the Company. Under the agreements, all three loan creditors, which are unrelated parties as of the date of the agreements, would write off a total of $6,243,439 of the loans due from the Company and would accept a total of 720,000 shares of Common Stock in settlement of the remaining balances of the loans. The 720,000 new shares of Common Stock were issued on September, 30, 2019.

On May 8, 2019, Woodland Corporation Limited (“Woodland”) was incorporated under the laws of Hong Kong as a wholly-owned subsidiary of Moxian, Inc. Woodland is engaged in the business of investment holding but has yet to commence operations as of December 31, 2020.

On June 21, 2019, the Company entered into an Agreement (“the Agreement”) with Joyful Corporation Limited (the “Investor”) whereby the Investor (a) purchased from the Company 2,000,000 shares of the Company’s common stock at a price of $1.25 per share for aggregate gross proceeds of $2,500,000 and (b) acquired from the Company a call option to purchase up to 690,000 shares of the Company’s common stock at a price per share of $1.25; the option expired on September 30, 2019.

On September 30, 2019, the Company issued 2,000,000 new shares of its Common Stock to Joyful Corporation Limited, a company incorporated in Samoa, pursuant to an agreement entered into on June 21, 2019. As a result of these new issues during that fiscal year, the number of outstanding shares of Common Stock of the Company increased to 16,191,529 as of September 30, 2019.

On December 20, 2019, 369 Technologies (Beijing) Co. Ltd., was incorporated under the laws of the People’s Republic of China as a wholly-owned subsidiary of Woodland Corporation. It has not commenced operations as of December 31, 2020.

The Company has two main divisions of business. It is in the O2O (“Online-to-Offline”) business with the development of an online platform for small and medium sized enterprises (“SMEs”) with physical stores to conduct business online, interact with existing customers and obtain new customers. It also operates pursuant to an exclusive agreement, the Games Channel of the state-owned Xinhua News Agency App and is a general agent for all advertisements on this mobile application.

However, due to the highly competitive nature of the O2O market, and the slow development of its products, the Company has incurred losses since inception. By September 30, 2018, the Company had run out of funds and some of the major shareholders of the Company were not prepared to give further financial support. The Company decided to continue its operations in the digital advertising business but temporarily halt the operation of its App until its financial situation improved.

2.	Summary of principal accounting policies

Basis of presentation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) and reflect the activities of the following subsidiaries and VIE: Moxian CN Samoa, Moxian BVI, Moxian HK, Moxian Beijing, and Moxian IP Samoa. All inter-company transactions and balances have been eliminated in the consolidation. All other subsidiary companies and the sole VIE, Moyi, have been inactive since September 30, 2018.

The unaudited interim condensed consolidated financial information as of December 31, 2020 and for the three months ended December 31, 2020 and 2019 have been prepared, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information and footnote disclosures, which are normally included in annual consolidated financial statements prepared in accordance with U.S. GAAP, have been omitted pursuant to those rules and regulations. The unaudited interim condensed consolidated financial information should be read in conjunction with the consolidated financial statements and the notes thereto, included in the Company’s Form 10-K for the fiscal year ended September 30, 2020, previously filed with the SEC on January 14, 2021.

MOXIAN, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of principal accounting policies (Continued)

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the Company’s unaudited condensed consolidated financial position as of December 31, 2020 and of its unaudited condensed consolidated results of operations for the three months ended December 31, 2020 and 2019, and of its unaudited condensed consolidated cash flows for the three months ended December 31, 2020 and 2019, as applicable, have been made. The interim results of operations are not necessarily indicative of the operating results for the full fiscal year or any future periods.

The following assets and liabilities of the VIE, which has been dormant since September 30, 2018, are included in the accompanying consolidated financial statements of the Company as of December 31, 2020 and September 30, 2020:

	December 31, 2020	September 30, 2020

Current assets	$-	$-
Non-current assets	-	-
Total assets	$-	$-

Current liabilities	$-	$-
Non-current liabilities	-	-
Total liabilities	$-	$-

Reclassification

Certain prior period amounts have been reclassified to conform to the current period presentation.

Going Concern

As explained in Note 1, the Company has been restricted to a single line of business since September 30, 2018.

In assessing the Company’s liquidity and its ability to continue as a going concern, the Company monitors and analyzes its cash and cash equivalents and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations.

If the Company is unable to obtain the necessary additional capital on a timely basis and on acceptable terms, it will be unable to implement its current plans for expansion, repay debt obligations or respond to competitive pressures. Any of these factors would have a material adverse effect on its business, prospects, financial condition and results of operations and raise substantial doubts about the ability of the Company to continue as a going concern. The consolidated financial statements for the periods ended December 31, 2020 and September 30, 2020 have been prepared on a going concern basis and do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classifications of liabilities that may result from the inability of the Company to continue as a going concern.

MOXIAN, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of principal accounting policies (Continued)

Risks and Uncertainties

The Company’s operations are substantially carried out in the People’s Republic of China (“PRC”). Accordingly, the Company’s business, financial condition and results of operations may be substantially influenced by the political, economic and legal environments in the PRC, and by the general state of the PRC’s economy. The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Since September 30, 2018 the Company’s operations have been carried out in its Beijing subsidiary, Moxian Beijing, whereas the intermediate holding company in Hong Kong, Moxian HK, provides support for the treasury and corporate functions. All other companies of the Group are dormant and have no business operations.

Fair value of financial instruments

The Company follows the provisions of Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures.” ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1-Observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2-Inputs other than quoted prices that are observable for the asset or liability in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3-Inputs are unobservable inputs which reflect management’s assumptions based on the best available information.

The carrying value of cash and cash equivalents, restricted cash, prepayments, deposits and other receivables, Value added tax recoverable, accruals and other payables, loans from related parties and stock subscription payable approximate their fair values because of the short-term nature of these instruments.

Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the accompanying unaudited condensed consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates required to be made by management include but not limited to, useful lives of property and equipment, intangible assets valuation, inventory valuation and deferred tax assets. Actual results could differ from those estimates.

MOXIAN, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of principal accounting policies (Continued)

Property and Equipment, net

Property and equipment are recorded at cost less accumulated depreciation and impairment. Significant additions or improvements extending useful lives of assets are capitalized. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are computed using the straight-line method over the estimated useful lives as follows:

Electronic equipment	3-6 years
Furniture and fixtures	3-6 years
Leasehold improvements	Shorter of estimated useful life or term of lease

Impairment of long-lived assets

The Company classifies its long-lived assets into: (i) computer and office equipment; (ii) furniture and fixtures, (iii) leasehold improvements, and (iv) finite-lived intangible assets.

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be fully recoverable. It is possible that these assets could become impaired as a result of technology, economy or other industry changes. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, relief from royalty income approach, quoted market values and third-party independent appraisals, as considered necessary.

The Company makes various assumptions and estimates regarding estimated future cash flows and other factors in determining the fair values of the respective assets. The assumptions and estimates used to determine future values and remaining useful lives of long-lived assets are complex and subjective. They can be affected by various factors, including external factors such as industry and economic trends, and internal factors such as the Company’s business strategy and its forecasts for specific market expansion.

Due to the continuing losses from operations with minimal revenues, the Company recorded a valuation reserve against its remaining intangible assets in 2018.

MOXIAN, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of principal accounting policies (Continued)

Revenue recognition

The Company currently recognizes revenue from the sale of merchandise through its online platforms. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectability is reasonably assured. Revenue is recorded on a gross basis, net of surcharges and value added tax (“VAT”). The Company recorded revenue on a gross basis because the Company has the following indicators for gross reporting: it is the primary obligor of the sales arrangements, is subject to inventory risks of physical loss, has latitude in establishing prices, has discretion in suppliers’ selection and assumes credit risks on receivables from customers.

Revenue from advertising is recognized as advertisements are displayed. Revenue from software development services comprises revenue from time and material and fixed price contracts. Revenue from time and material contracts are recognized as related services are performed. Revenue on fixed price contracts is recognized in accordance with percentage of completion method of accounting.

Income taxes

The Company utilizes ASC Topic 740 (“ASC 740”) “Income taxes”, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the unaudited condensed consolidated financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 “Income taxes” clarifies the accounting for uncertainty in tax positions. This interpretation requires that an entity recognizes in the unaudited condensed consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the unaudited consolidated statements of operations and comprehensive losses. The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2020 and September 30, 2020, the Company did not have any unrecognized tax benefits. The Company does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months.

As of December 31, 2020, the tax years ended December 31, 2011 through December 31, 2019 for the Company’s PRC entities remain open for statutory examination by the PRC tax authorities.

Foreign currency transactions and translation

The reporting currency of the Company is United States Dollars (the “USD”) and the functional currency of Moxian Beijing is Renminbi (the “RMB”) as China is the primary economic environment in which they operate. The functional currency of Moxian HK is the Hong Kong Dollar (the “HKD”).

MOXIAN, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of principal accounting policies (Continued)

Foreign currency transactions and translation (continued)

For financial reporting purposes, the financial statements of Moxian Beijing and Moxian HK, which are prepared using their respective functional currencies, are translated into the reporting currency, USD, so to be consolidated with the Company’s. Monetary assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange ruling at the balance sheet date. Revenues and expenses are translated using average rates prevailing during the reporting period. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income (loss) in stockholders’ equity (deficiency). Transaction gains and losses are recognized in the unaudited consolidated condensed statements of operations and comprehensive loss.

The exchange rates applied are as follows:

Balance sheet items, except for equity accounts	December 31, 2020	September 30, 2020
RMB:USD	6.5401	6.8141
HKD:USD	7.7521	7.7502

Items in the unaudited condensed consolidated statements of operations and comprehensive loss, and unaudited condensed consolidated statements of cash flows

	Three Months Ended December 31,
	2020	2019
RMB:USD	6.6222	7.0427
HKD:USD	7.7517	7.8249

Research and Development

Research and development expenses include payroll, employee benefits, stock-based compensation expense, and other related expenses associated with product development. Research and development expenses also include third-party development, programming costs, and localization costs incurred to translate software for local markets. Such costs related to software development are included in research and development expense until the point that technological feasibility is reached. Once technological feasibility is reached, such costs are capitalized and amortized as part of the cost of revenue over the estimated lives of the product.

MOXIAN, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of principal accounting policies (Continued)

Recent accounting pronouncements

In March 2020, the FASB issued Accounting Standards Update (“ASU”) 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The ASU provides temporary optional expedients and exceptions to the GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. The provisions of this ASU are only available until December 31, 2022, when the reference rate replacement activity is expected to be completed. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12: Simplifying the Accounting for Income Taxes (Topic 740), which removes certain exceptions to the general principles in Topic 740 and improves consistent application of and simplifies GAAP for other areas of Topic 740 clarifying and amending existing guidance. This ASU is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. The amendments align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The accounting for the service element of a hosting arrangement that is a service contract is not affected by these amendments. The provisions may be adopted prospectively or retrospectively. This ASU is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2019. Early adoption is permitted. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-14, Disclosure Framework — Changes to the Disclosure Requirements for Defined Benefit Plans, which amends ASC 715 to add, remove, and clarify disclosure requirements related to defined benefit pension and other postretirement plans. The amendments require additional disclosure for the weighted-average interest crediting rates, a narrative description of the reasons for significant gains and losses, and an explanation of any other significant changes in the benefit obligation or plan assets. The amendment removes disclosure requirement for accumulated other comprehensive income expected to be recognized over the next year, information about plan assets to be returned to the entity, and the effects of a one-percentage-point change on the assumed health care costs and the effect of this change in rates on service cost, interest cost, and the benefit obligation for postretirement health care benefits. The ASU is effective for fiscal years ending after December 15, 2020. Early adoption is permitted. The ASU does not amend the interim disclosure requirements of ASC 715-20. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which amends ASC 820 to add and remove disclosure requirements related to fair value measurement. The amendments include new disclosure requirements for changes in unrealized gains or losses included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The amendments eliminated disclosure requirements for amount of and reasons for transfers between Level 1 and Level 2, valuation processes for Level 3 fair value measurements, and policy for timing of transfers between levels of the fair value hierarchy. In addition, the amendments modified certain disclosure requirement to provide clarification or to promote appropriate exercise of discretion by entities. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, including interim periods therein. Early adoption is permitted. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments. The FASB subsequently issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, ASU 2019-05”Financial Instruments-Credit Losses”, ASU 2019-11, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, and ASU 2020-02, Financial Instruments-Credit Losses (Topic 326) and Leases (Topic 842) to clarify and address certain items related to the amendments in ASU 2016-13. Topic 326 provides guidance for recognizing credit losses on financial instruments based on an estimate of current expected credit losses model. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2019. Early adoption is permitted. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.

MOXIAN, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.	Account Receivable

The Company had a major account receivable, that of Beijing Bi Er Culture Communication Limited, a limited company based in Beijing, for which the Company provided advertising and other support services under a Strategic Co-operative Agreement signed in August 2019. The balance as of December 31, 2020 is $1,345,080 after making a provision for doubtful debt of $176,680 (September 30, 2020: Nil).

4.	Share Subscription Receivable

On September, 30, 2019 the Company issued 2,000,000 new shares of Common Stock to a Joyful Corporation Limited, (“Joyful”) a Samoa-based company at a price of $1.25 per share, for cash with total proceeds of $2.5 million. Of this amount, a sum of $400,000 was deposited as an advance upon the signing of the Share Subscription Agreement.

Over the course of the year to September 30, 2020, various creditors of the Company had agreed to assign their receivables from the Company to Joyful which, in turn offset these amounts against the appropriate share subscription amounts due to the Company for the shares issued. The total amounts agreed to be offset in this manner was $512,412.

The amount for Share Subscription Receivable has not changed since September 30, 2020 whilst negotiations continued in respect of other parties for a similar arrangement of a set-off between three indebted parties. See Note 11(b) on Subsequent Events.

5.	Cessation of the Mobile Application part of business and the consequential effects on the Balance Sheet

The Company ceased the part of its business associated with the mobile application in the year ended September 30, 2018. As a result, as of that date, it had fully provided for all its related business assets as of September 30, 2018. There have been no movements since as the business had not been re-activated. Therefore, the fully written down value of the assets remain unchanged as of December 31, 2020 and September 30, 2020, is as follows:

(a)	Prepayments, deposits and other receivables

	December 31, 2020	September 30, 2020

Prepayments to suppliers	$567,934	$567,934
Rental and other deposits	341,674	341,674
Employee advances and others	32,240	32,240
Sub total	941,848	941,848
Less: allowance for doubtful accounts	(941,848)	(941,848)
Prepayments, deposits and other receivables, net	$-	$-

(b)	Property and equipment, net

	December 31, 2020	September 30, 2020

Electronic equipment	$2,319,545	$2,319,545
Furniture and fixtures	70,596	70,596
Leasehold improvements	263,609	263,609
Total property and equipment	2,653,750	2,653,750
Less: Accumulated depreciation and amortization	(2,653,750)	(2,653,750)
Total property and equipment, net	$-	$-

(c)	Intangible assets

	December 31, 2020	September 30, 2020

IP rights	$1,410,335	$1,410,335
Other intangible assets	394,883	394,883
	1,805,218	$1,805,218
Less: accumulated amortization	(1,805,218)	(1,805,218)
Net intangible assets	$-	$-

MOXIAN, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6.	Accruals and other payables

	December 31, 2020	September 30, 2020

Salaries payable	$83,061	$61,761
Directors’ fees	435,750	398,250
Other payables and accrued expenses	434,565	330,006
Other provisions	735,328	735,328
	$1,718,655	$1,535,335

7.	Loans payable

	December 31, 2020	September 30, 2020

Tang Junsheng (“Mr. Tang”)	$321,096	$308,185
Others	$61,161	$51,364
Total	$382,257	$359,549

MOXIAN, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8.	Income taxes

The Company and its subsidiaries file separate income tax returns.

The United States of America

Moxian is incorporated in the State of Nevada in the U.S. and is subject to U.S. federal corporate income taxes. The State of Nevada does not impose any state corporate income tax. As of December 31, 2020, future net operation losses of approximately $8.9 million are available to offset future operating income through 2036.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “2017 Tax Act”) was signed into law making significant changes to the Internal Revenue Code. Changes include, but are not limited to, a U.S. corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017, the transition of U.S international taxation from a worldwide tax system to a territorial system, and a one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings as of December 31, 2017. As the Company has a September 30 fiscal year-end, the lower corporate income tax rate will be phased in, resulting in a U.S. statutory federal rate of approximately 24.5% for our fiscal year ending September 30, 2018, and 21% for subsequent fiscal years. Accordingly, we have to remeasure our deferred tax assets on net operating loss carryforward in the U.S at the lower enacted cooperated tax rate of 21%. However, this remeasurement has no effect on the Company’s income tax expenses as the Company has provided a 100% valuation allowance on its deferred tax assets previously.

Additionally, the 2017 Tax Act imposes a one-time transition tax on deemed repatriation of historical earnings of foreign subsidiaries, and future foreign earnings are subject to U.S. taxation. The change in rate has caused us to remeasure all U.S. deferred income tax assets and liabilities for temporary differences and NOL carryforwards and recorded one-time income tax payable to be paid in 8 years. However, this one-time transition tax has no effect on the Company’s income tax expenses as the Company has no undistributed foreign earnings prior to December 31, 2017, as the Company has cumulative foreign losses as of December 31, 2020.

British Virgin Islands

Moxian BVI is incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, Moxian BVI is not subject to tax on income or capital gains. In addition, upon payments of dividends by Moxian BVI, no British Virgin Islands withholding tax is imposed.

Hong Kong

Moxian HK is incorporated in Hong Kong and Hong Kong’s profits tax rate is 16.5%. Moxian HK did not earn any income that was derived in Hong Kong for the years ended December 31, 2019 and 2018 and therefore, Moxian HK was not subject to Hong Kong profits tax.

Malaysia

Moxian Malaysia did not have taxable income for the years ended December 31, 2019 and 2018. The management estimated that Moxian Malaysia will not generate any taxable income in the future.

MOXIAN, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8.	Income taxes (continued)

PRC

Effective from January 1, 2008, the PRC’s statutory income tax rate is 25%. The Company’s PRC subsidiaries are subject to income tax rate of 25%, unless otherwise specified.

As of September 30, 2018, the Company had net operating loss carry forwards of approximately of $20.2 million in the PRC tax jurisdiction, which expires in the years 2018 through 2022.

Moxian Shenzhen was incorporated in the People’s Republic of China. Moxian Shenzhen did not generate taxable income in the People’s Republic of China for the period from April 8, 2013 (date of inception) to September 30, 2020. Management estimated that Moxian Shenzhen will not generate any taxable income in the future.

Moyi was incorporated in the People’s Republic of China. Moyi did not generate taxable income in the People’s Republic of China for the period from July 19, 2013 (date of inception) to December 31, 2020.

Moxian Beijing was incorporated in the People’s Republic of China. Moxian Beijing did not generate taxable income in the People’s Republic of China for the period from December 10, 2015 (date of inception) to December 31, 2020.

The Company’s effective income tax rates were 0% for the three months ended December 31, 2020 and 2019. Income tax mainly consists of foreign income tax at statutory rates and the effects of permanent and temporary differences.

	December 31, 2020	December 31, 2019
U.S. statutory rate	34.0%	34.0%
Foreign income not registered in the U.S.	(34.0)%	(34.0)%
PRC statutory rate	25.0%	25.0%
Changes in valuation allowance and others	(25.0)%	(25.0)%
Effective tax rate	0%	0%

Because of the uncertainty regarding the Company’s ability to realize its deferred tax assets, a 100% valuation allowance has been established as of December 31, 2020 and September 30, 2020, respectively.

As of December 31, 2020 and September 30, 2020, the valuation allowance was approximately $9.0 million. For the three months ended December 31, 2020 and 2019, there were no increase in the valuation allowance.

	December 31, 2020	September 30, 2020
Deferred tax asset from net operating loss and carry-forwards	$9,032,129	$9,032,129
Valuation allowance	(9,032,129)	(9,032,129)
Deferred tax asset, net	$-	$-

MOXIAN, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9.	Capital Stock

(a) Reverse Share Split

On April 5, 2019, the Board of Directors approved a Split of 1 for 5 which became effective on April 22, 2019. As a result of this reverse stock split, the number of outstanding shares of Common Stock of the Company was reduced from 67,357,222 to 13,471,529. Concurrently, the authorized share capital of the Company was reduced to 50,000,000 shares of Common Stock from 250,000,000 shares.

(b) Debt Exchange

On May 2, 2019, the Company reached an agreement with each of the three loan creditors as of September 30,2018 regarding settlement of their loans to the Company. (“Debt Exchange”). Under the agreements, the loan creditors, all three loan creditors, which were unrelated parties as of the date of the agreements, would write off a total of $6,243,439 of the loans due from the Company and would accept a total of 720,000 shares of Common Stock at a price of $1.50 per share, in settlement of the remaining balances of the loans. The 720,000 new shares of Common Stock were issued on September 30, 2019.

(c) New Share Placement

On June 21, 2019, the Company entered into an Agreement with Joyful Corporation Limited (the “Investor”) a company incorporated in Samoa whereby the Investor would (a) purchase from the Company 2,000,000 shares of the Company’s Common Stock at a price of $1.25 per share for aggregate gross proceeds of $2,500,000 and (b) acquire from the Company a call option to purchase up to 690,000 shares of the Company’s Common Stock at a price per share of $1.25, which option expired unexercised on September 30, 2019.

The shares were issued to Joyful Corporation on September 30, 2019 by which date a sum of $400,000 had been received by the Company.

(d) Public Offering Warrants

In connection with and upon closing of the Public Offering on November 14, 2016, the Company issued warrants equal to four percent (4%) of the shares issued in the Public Offering, totalling 100,050 units to the placement agents for the offering. The warrants carry a term of five years and shall be exercisable at a price equal to $4.60 per share. Management determined that these warrants meet the definition of a derivative under ASC 815-40, however, they fall under the scope exception which states that contracts issued that are both (a) indexed to its own stock; and (b) classified in stockholders’ equity are not considered derivatives. The warrants were recorded at their fair value on the date of grant as a component of stockholders’ deficiency.

The aggregated fair value of the Public Offering Warrants on November 14, 2016 was $280,042. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying stock of $4.09; risk free rate of 1.66%; expected term of 5 years; exercise price of the warrants of $4.60; volatility of 90.7%; and expected future dividends of Nil. As of December 31, 2020, 100,060 shares of warrants were issued and outstanding; and none of the warrants has been exercised.

MOXIAN, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10.	Commitments and contingencies

Operating Lease

The Company leases a number of properties under operating leases. Rental expenses under operating leases for the three months ended December 31, 2020 and 2019 were $56,522 and $63,250, respectively. As of December 31, 2020 the Company was not obligated under non-cancellable operating leases minimum rentals.

Legal Proceedings

As of December 31, 2020, Beijing Moxian is under a local court order to repay RMB 2,220,000 (about $323,000) to an unrelated third party, Junsheng Tang (See Note 7 and Note 11(a)). Other than this, the Company is not aware of any material outstanding claim and litigation against it.

11.	Subsequent events

Subsequent events

(a) Loan payable to Mr. Tang

In August 2020, Junsheng Tang filed a civil action against Beijing Moxian for the recovery of RMB 2,100,000 (about $321,096) which was the remaining part of a loan that he advanced to Beijing Moxian in January 2019. Mr. Tang was awarded judgment by the People’s Court in Fuzhou, China and Beijing Moxian was ordered to pay Mr. Tang RMB 2,220,000, (about $323,000) inclusive of interest and costs. On December 11, 2020, Mr. Tang assigned his debt from Beijing Moxian to Beijing Bi Er, who undertook to settle the full amount under a Debt Assignment Agreement. This Agreement became effective in January 2021.

(b) Subscription Receivable

In return for undertaking to settle the amount owed by Beijing Moxian to Mr. Tang, as described in (a) above, Beijing Bi Er would receive shares in the Company which had been issued to Joyful in September 2019. As a result, the Subscription Receivable, which is due from Joyful, would be reduced by a corresponding amount ($339,444). Other creditors which the Company owed up to $375,750 also agreed to a similar set-off. This, together with cash received from Joyful, totalling $114,574, resulted in the Share Subscription Receivable being fully settled as of January 14, 2021.

(c) Merger with Btab Group, Inc (“Btab”)

On August 27, 2020, the Company signed a Share Exchange Agreement with Btab, a company incorporated in Delaware, which is subject to the satisfaction of a few conditions precedent. As of the date of this Report, the conditions have yet to be satisfied and the Share Exchange Agreement has not been consummated.

(d) Market Value Rule Deficiency

On October 4, 2020 the Company received a notice (the “Notice”) from the Staff of Nasdaq notifying the Company that for the last 30 consecutive business days prior to the date of the Notice, the market value of the Company’s listed securities was less than $35 million, which does not meet the requirement for continued listing on The Nasdaq Capital Market, as required by Listing Rule 5550(b)(2) (the “Market Value Rule”). In accordance with Nasdaq Listing Rule 5810(c)(3)(C), Nasdaq has provided the Company with 180 calendar days, or until May 3, 2021, to regain compliance with the Market Value Rule.

If the Company regains compliance with the Market Value Rule, Nasdaq will provide written confirmation to the Company and close the matter. If the Company does not regain compliance with this requirement by May 3, 2021, the Company will receive written notification from the Staff that its securities are subject to delisting. At that time, the Company may appeal the delisting determination to a Hearing Panel.

