Form 20-F/A
period 2021-12-31
Moxian (BVI) Inc
filed 2022-06-09
CIK 1864055

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

yf@abitgrp.com

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

☐ Yes ☐ No

Audit Firm ID	Auditor Name	Auditor Location
2769	Centurion ZD CPA & Co.	Hong Kong

Explanatory Note

This Amendment No. 1 on Form 20-F/A (the “Amendment No. 1”) to our annual report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on May 13, 2022 (the “Form 20-F”), is filed to solely to amend Item 16G “Corporate Governance” to disclose that we have chosen to follow our home country practices in lieu of the requirements under NASDAQ (“Nasdaq”) Listing Rule 5635 (“Rule 5635”) to obtain shareholder approval prior to entering into certain transactions with the potential to issue securities as described in Rule 5635 (Shareholder Approval Rule) and the requirements under Nasdaq Listing Rule 5640 that voting rights of existing shareholders of publicly traded common stock of listed companies cannot be disparately reduced or restricted through any corporate action or issuance (Voting Rights Rule).

This Amendment No. 1 speaks as of the filing date of the Form 20-F on May 13, 2022. Other than as set forth herein, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F or reflect any events that have occurred since May 13, 2022.

ITEM 16G. CORPORATE GOVERNANCE

Our ordinary shares are listed on the NASDAQ Capital Market, or Nasdaq. As such, we are subject to Nasdaq’s corporate governance requirements. Under Nasdaq rules, listed non-US companies may follow their home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements.

Nasdaq Listing Rule 5635 (“Rule 5635”) generally provides that shareholder approval is required of U.S. domestic companies listed on Nasdaq prior to an issuance (or potential issuance) of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) certain transactions other than a public offering involving issuances equaling 20% or more of the Company’s common shares or voting power for less than the greater of market or book value (Shareholder Approval Rule). In addition, Nasdaq Listing Rule 5640 (“Rule 5640”) provides that voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Act cannot be disparately reduced or restricted through any corporate action or issuance (Voting Rights Rule).

Notwithstanding the foregoing general requirements, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers like us to follow home country practice in lieu of certain requirements of the Listing Rule 5600 Series, provided that such a foreign private issuer discloses in its annual report filed with the SEC the Nasdaq requirements that it does not follow and describes the home country practice followed in lieu of such requirements. Further, Nasdaq’s Voting Rights Policy as defined in IM-5640 generally states that Nasdaq will accept any action or issuance relating to the voting rights structure of a non-U.S. company that is not prohibited by the company’s home country law.

The corporate governance practice in our home country, the British Virgin Islands, does not require us to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described in Rule 5635 above. We have adopted and opted to follow British Virgin Islands practices in lieu of the requirements of Rule 5635 in connection with an issuance of securities. In addition, disparate reduction or restriction of voting rights of existing shareholders through corporate actions or issuances are not prohibited by British Virgin Islands law. We have chosen to follow British Virgin Islands practices in lieu of the requirements of Rule 5640 in connection with corporation actions or issuances relating to the Company’s voting rights structure. Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on Nasdaq.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this transition report on its behalf.

Moxian (BVI) Inc

Date: June 9, 2022	By:	/s/ Deng Conglin
	Name:	Deng Conglin
	Title:	Chief Executive Officer
(Principal Executive Officer)

Date: June 9, 2022	By:	/s/ Tan Wanhong
	Name:	Tan Wanhong
	Title:	Chief Financial Officer
(Principal Financial Officer)