Form 20-F
period 2022-12-31
Moxian (BVI) Inc
filed 2023-05-15
CIK 1864055

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT
OF 1934

OR

☒ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the year ended December 31, 2022

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the transition report: 35,554,677 ordinary shares, par value $0.001 per share, as of December 31, 2022.

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

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging growth company ☐

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

☐ Yes ☐ No

MOXIAN (BVI) INC

FORM 20-F ANNUAL REPORT

i

PART I

CERTAIN INFORMATION

In this annual report on Form 20-F, unless otherwise indicated, “we,” “us,” “our,” the “Company,” “Moxian BVI” and “Moxian” refer to Moxian (BVI) Inc, a company incorporated in the British Virgin Islands, its predecessor entity and its subsidiaries.

References to “subsidiaries” are to:

●	ABit Hong Kong Limited (“ABit Hong Kong”), a company established under the laws of Hong Kong SAR and a wholly-owned subsidiary of Moxian;

●	ABit USA, Inc (“ABit USA”), a company incorporated in the state of Delaware, United States and a wholly-owned subsidiary of ABit Hong Kong Limited;

●	Beijing Bitmatrix Technology Co. Ltd. (“Bitmatrix”), a company incorporated under the laws of the People’s Republic of China and a wholly-owned subsidiary of ABit Hong Kong Limited

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

ITEM 3. KEY INFORMATION

Our Corporate Structure

Moxian (BVI) Inc, or Moxian BVI, is not a PRC operating company but a British Virgin Islands holding company (“the Company”) resulting from a merger with a U.S. domiciled subsidiary in August 2021. In July 2022, the Company divested its entire interest in Moxian (Hong Kong) Limited with the result that it no longer has any business operations in the PRC and now solely operates in the bitcoin mining industry, with an operation through its U.S. subsidiary, ABit USA Inc.

Because of the Company’s past history in operating in China, it could be subject to investigative action by the Chinese authorities but as of the date of this report, the Company has not received any formal notification of such action. Whilst the Company acknowledges that such risks exist at any time, it also believes that repeating them in great depth serves no purpose and can preclude a proper reading of this Report.

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

At the Annual Meeting of its stockholders on August 12, 2022, the Company decided to appoint Audit Alliance LLP, a firm of accountants incorporated in the Republic of Singapore, as the Company’s auditors for the year ended December 31, 2022.

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

Selected Financial Data

The Company has a December 31 fiscal year-end which is different from that of its predecessor company which fiscal year-end was September 30. Because of this change, the following table presents the selected consolidated financial information of our Company as of December 31, 2022 and December 31, 2021, The selected consolidated statements of operations data and the selected consolidated balance sheets data have been derived from our audited consolidated financial statements, which are included in this annual report. These audited consolidated financial statements begin on F-1 and are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this report.

Summary Consolidated Statements of Operations:

	Year ended December 31
	2022	2021

Revenue	164,428	219,330

Direct costs of revenue	(461,290)
Other operating overheads	(18,886,684)	(3,485,470)
Provision for impairment in value	(76,681)
Provision for doubtful debts
Loss from operation	(19,249,179)
Administrative and general overheads	(1,666,824)
Loss associated from a divestment in a subsidiary	(1,617,642)
Other income (net)		126,290
Loss before tax	(22,544,903)	(2,739,850)

Summary Consolidated Balance Sheet Data:

The following table presents our summary consolidated balance sheet data as of December 31, 2022 and December 31, 2021.

	December 31,	December 31,
	2022	2021

Cash and cash equivalents	2,505,286	2,507,404
Digital assets	7,087,747	5,000,000
Property, equipment and vehicles	12,533,408
Other assets	2,384,976	229,708
Total assets	24,531,417	7,737,112
Total liabilities	(613,455)	(1,170,096)
Total stockholders’ equity	23,917,962	6,567,016

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

Summary Of Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

General Risks

●	Failure to manage our liquidity and cash flows may materially and adversely affect our financial conditions and results of operations. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all.
●	We have a history of operating losses, and we may not be able to achieve or sustain profitability; we have recently shifted our bitcoin mining business, and we may not be successful in this business.
●	Our results of operation may fluctuate significantly and may not fully reflect the underlying performance of our business.
●	We may acquire other businesses, form joint ventures or acquire other companies or businesses that could negatively affect our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense; notwithstanding the foregoing, our growth may depend on our success in uncovering and completing such transactions.
●	From time to time, we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

Risks Related to Bitcoin Mining

●	Our results of operations are expected to vary with Bitcoin price volatility.
●	Our mining operating costs outpace our mining revenues, which could seriously harm our business or increase our losses.
●	We have an evolving business model which is subject to various uncertainties.
●	Regulatory changes or actions may alter the nature of an investment in us or restrict the use of cryptocurrencies in a manner that adversely affects our business, prospects or operations.
●	The development and acceptance of cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate.
●	Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in bitcoin-related activities or that accept cryptocurrencies as payment, including financial institutions of investors in our securities.
●	We may face risks of Internet disruptions, which could have an adverse effect on the price of cryptocurrencies.
●	Acceptance and/or widespread use of bitcoin is uncertain.
●	The decentralized nature of bitcoin systems may lead to slow or inadequate responses to crises, which may negatively affect our business.
●	Our bitcoins may be subject to loss, theft or restriction on access.
●	There is a lack of liquid markets, and possible manipulation of blockchain/bitcoin-based assets.
●	Incorrect or fraudulent bitcoin transactions may be irreversible.
●	Our reliance primarily on a single model of miner may subject our operations to increased risk of mine failure.
●	Our future success will depend in large part upon the value of bitcoin; the value of bitcoin may be subject to pricing risk and has historically been subject to wide swings.
●	Cryptocurrencies, including those maintained by or for us, may be exposed to cybersecurity threats and hacks.

●	We are subject to risks associated with our need for significant electrical power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations, such as ours.
●	We may not adequately respond to price fluctuations and rapidly changing technology, which may negatively affect our business.

Risks Involving Intellectual Property

●	Bitcoin and bitcoin mining operations rely on software and specialized technology.
●	We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.
●	We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations
●	Our platform and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Risks Related to Our Ordinary Shares

●	Our ordinary shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.
●	We are not likely to pay cash dividends in the foreseeable future.
●	You may face difficulties in protecting your interests as a shareholder, as the laws of British Virgin Islands provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the United States courts.
●	Volatility in our ordinary shares price may subject us to securities litigation.
●	We may be unable to comply with the applicable continued listing requirements of the Nasdaq Capital Market, which may adversely impact our access to capital markets and may cause us to default certain of our agreements

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

We face risks similar to that of the novel Coronavirus (COVID-19) outbreak, which could significantly disrupt our operations and financial results.

Although the outbreak of the novel Coronavirus (COVID-19) appears to be over, we believe that our results of operations, business and financial condition could be adversely impacted by the effects of any outbreak of any severe virus affecting public health.

The continued spread of the novel Coronavirus (COVID-19) or the occurrence of other epidemics and the imposition of public health measures and travel and business restrictions will adversely affect impact our business, financial condition, operating results and cash flows. In addition, we have experienced and will experience disruptions to our business operations resulting from quarantines, self-isolations, or other movement and restrictions on the ability of our employees to perform their jobs. If we are unable to effectively service our miners, our ability to mine bitcoin will be adversely affected as miners go offline, which would have an adverse effect on our business and the results of our operations.

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

If the PRC government determines that the historical contractual arrangements with the former PRC subsidiaries structure did not comply with PRC regulation, or if these regulations change or are interpreted differently in the future, our shares may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the former subsidiaries.

Moxian (BVI) Inc. is a British Virgin islands holding company with operations primarily conducted by its subsidiaries and, historically, through contractual arrangements with former subsidiaries based in China. In the past we primarily operated our businesses in China through the former subsidiaries.

In order to streamline our corporate structure and considering the changing regulatory environment, we have completed the divestment of our PRC subsidiaries to Jiantao Liu, a resident of China, for the disposal of all equity interests of Moxian (Hong Kong) Limited for a cash consideration of HKD 1,000. Accordingly, all contractual arrangements involving the PRC subsidiaries were effectively terminated.

Although we have completed the divestment in July 2022, the PRC government could find any one of our previous agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, and such changes may be retroactively applied to our historical contractual arrangements, we could be subject to severe penalties and require a potential restatement of our financial statements included elsewhere in this annual report. As a result, our shares may decline in value or become worthless.

There remain substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules which may be relevant to our former PRC subsidiaries’ and our former operations in China, including potential future actions by the PRC government which may retroactively affect the enforceability and legality of our historical operations involving the former PRC subsidiaries.

Although we divested ourselves of the PRC subsidiaries in July 2022 and we no longer have operations in China, we may be subject to potential future actions by the PRC government which may retroactively affect the enforceability and legality of our historical operations involving the former PRC subsidiaries. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, and such changes may be retroactively applied to our historical contractual arrangements, we could be subject to severe penalties. As such, the following former risk factors of doing business in China may still apply:

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2016 Revision) and common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under British Islands law are to a large extent governed by the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law. Decisions of the Privy Council (which is the final court of appeal for British overseas territories such as the British Virgin Islands) are binding on a court in the British Virgin Islands. Decisions of the English courts, and particularly the Supreme Court of the United Kingdom and the Court of Appeal are generally of persuasive authority but are not binding on the courts of the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States and provide significantly less protection to investors. In addition, British Virgin Islands companies may not have standing to initiate a shareholder derivative action before the United States federal courts. The British Islands courts are also unlikely to impose liabilities against us in original actions brought in the British Virgin Islands, based on certain civil liability provisions of United States securities laws.

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

Our predecessor company, Moxian, Inc (“Moxian”) was incorporated in the State of Nevada, United States of America, on October 12, 2010. It was uplisted to the Nasdaq Capital Market on November 14, 2016, operating as an O2O enterprise, with two major lines of business mobile applications linking small and medium enterprises to its network platform and digital advertising through a partnership with Xinhua New Media, which operates the official app of the New China News Agency, a state-backed media firm. The mobile app business failed to achieve a meaningful share of the market and incurred huge losses, primarily because users found the Moxian app unwieldy and not user-friendly. By September 30, 2018, the Company had to halt this business as it ran out of working capital whilst the digital advertising continued.

There were discussions with various parties for strategic partnerships between June 2018 to the end of 2020 but none of these business opportunities materialized.

In August, 2021, Moxian, Inc decided to redomicile to the British Virgin Islands through a merger with its wholly-owned subsidiary, Moxian BVI. Moxian BVI became the surviving company when the merger was completed in August 2021. In September 2021, the Company appointed a new CEO who was tasked to identify new business for the Company in order to broaden its earnings base. Following non-binding expressions of support from some shareholders, the Company decided to venture into bitcoin mining and called for a Special Meeting of shareholders in December 2021 to approve related proposals as noted above. All these proposals were approved at the Special Meeting and in February 2022, the Company completed its capital raising exercise, with a total subscription of 16 million new ordinary shares for $40 million.

As of December 31, 2022, the subsidiaries of the Company are as follows:

Name of Company	Country of Incorporation	Date of Incorporation	Principal Activity
ABit Hong Kong Limited	Hong Kong SAR	May 8, 2019	Investment Holding
Beijing Bitmatrix Technology Co. Ltd.	Peoples’ Republic of China	December 20, 2019	In-house Support Services
ABit USA, Inc	Delaware, United States of America	April 6, 2022	Bitcoin Mining

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

As of the date of this Report, the Company has identified a suitable site in Eastern Tennessee and will continue to identify other suitable sites for the sole purpose of mining bitcoin. Our facility and mining platform will operate with the primary intent of accumulating bitcoin which we may sell for fiat currency from time to time depending on market conditions and management’s determination of our cash flow needs.

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

The Company measures our mining performance and competitive position based on overall hash rate being produced in our mining sites. The latest equipment the MicroBT M21S miner, performs in the range of approximately 50 – 58 terahash per second (TH/s) per unit, M20S performs in the range of 64 – 68 TH/s per unit, M10 performs in the range of 31 – 35 TH/s per unit; Bitmain T17+ performs with a maximum hashrate of 64 TH/s per unit; Innosilicon T3 performs in the range of 41 – 45 TH/s per unit. This group of mining hardware is on the cutting edge of available mining equipment, however, advances and improvements to the technology are ongoing and may be available in quantities to the market in the near future which may affect our perceived position.

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

Property, Plant and Equipment

Effective July 2022, the Company no longer has any business operations in China. It maintains a small office of about 200 square meters for the administrative and accounting staff, which is part of a larger office for a third party which bears the rental. The Company does not bear its share of the rental for the space it occupies. The third party pays a rental of about $9,200 on a two-year lease, expiring in February 2024. The office address is Room 1202, Block B, Jiahui Center, 6 Jiqing Li, Chaoyangmenwai Street, Chaoyang District, Beijing.

The main subsidiary of the Company, ABit USA, Inc is constructing a mining center in its acquired land in Duff, near the city of LaFollette in the State of Tennessee in the United States which was purchased in April 2023 for $1.2 million. Construction is expected to be completed in August 2023 and will include the office of its USA subsidiary.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company is now on a much stronger footing than any time in the past. Stockholders’ equity as of December 31, 2022 is now in excess of $23 million, nearly a 4-fold increase from the previous year. The year began with a strong promise as new stockholders pumped $40 million as new working capital as the Company sought to ship mining equipment from China. Unfortunately, as the year unfolded, bitcoin prices fell from the $40,000 level at the beginning of the year to a low of about $15,000 towards the end of the year. Interest rate hikes by the Federal Reserve and geo-political tensions, not excluding the Ukraine war, hastened the collapse of bitcoin prices as the outlook remained grim throughout the year.

Our mining operation which began in earnest in Buffalo in late February, followed by another operation in Columbus, Georgia became increasing unprofitable with sharp fluctuations in electricity prices. Mining operations discontinued in both locations by the end of May. The Company felt it necessary to cease operations and reviewed its mining equipment, resulting in an impairment adjustment to the tune of $11.9 million as a one-time charge. Efforts began to intensify for a more favorable site and eventually, we acquired a piece of property in Eastern Tennessee. The directors of the Company remained optimistic about the longer-term future of the bitcoin business and sought to capitalize on the dim outlook of the industry towards December to acquire 1,140 units of the latest supercomputing servers at most competitive prices. With these additions and other equipment, including switchgear and transformers, the Company began construction of a new mining center in April of 2023 with a completion by August by which time, the first new units of equipment will have arrived and the Company can look forward to a renewed start.

The optimism seemed to be well=founded as bitcoin prices have somewhat recovered from the lows of 2022.

In July 2022, the Company divested its entire interest in Moxian (Hong Kong) Limited, the holding company of a group of companies in the People’s Republic of China and Malaysia. which have ceased active operations since June 2018. It meant that the Company no longer has a business footprint in China and is now in a position to consider other commercial opportunities in the United States and the rest of the world. With the continued support of a new group of investors, there is every hope that 2023 fiscal year will mark a significant milestone for the Company.

Because of the relative inactivity, there is little meaning in comparing with the financials of the previous year. The Company operated on sundry jobs in its Beijing subsidiary, maintained a central pool of staff and did not segregate costs between that of direct jobs or back-office supporting staff.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. DIRECTORS AND SENIOR MANAGEMENT

Our directors and executive officers are as follows;

Name	Age	Position
Conglin Deng	39	Chief Executive Officer and Director
Wanhong Tan	69	Chief Financial Officer
Khuat Leok Choong, Lionel	59	Independent Director and Audit Chair(1)(2)(3)
Tao Xu	35	Independent Director (1)(2)(3)
Chuan Zhan	53	Independent Director (1)(2)(3)
Panpan Wang	35	Non-Independent Director

(1)	Member of Audit Committee

(2)	Member of Compensation Committee

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

6B. COMPENSATION

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31, 2022 and December 31, 2021.

Name and Principal Position	Fiscal Year	Salary ($)	Fees ($)	Total ($)
Conglin Deng	2022	120,000	-	120,000
Chief Executive Officer(1)	2021	33,333		33,333

Qinghu Hao(2)	2022	-	12,500	12,500
Former Chief Executive Officer	2021	-	60,000	60,000

Wanhong Tan	2022	120,000	-	120,000
Chief Financial Officer	2021	75,000	-	75,000

Khuat Leok Choong, Lionel	2022		18,000	18,000
Audit Chair, Independent Director	2021		36,000	36,000
Tao Xu	2022		5,000	5,000
Chuan Zhan	2022		5,000	5,000
Panpan Wang	2022		5,000	5,000

(1)	Conglin Deng was appointed as our Chief Executive Officer, effective on September 21, 2021.

(2)	Qinghu Hao resigned as the Chief Executive Officer, effective on March 24, 2022.

Employment Agreement with Mr. Conglin Deng

Mr. Deng has an Employment Agreement with the Company as the Chief Executive Officer for a term of three years, commencing from September 20, 2021. He is entitled to an annual base salary of $120,000 and an annual bonus determined at the sole discretion of the Board of Directors. In addition, Mr. Deng is awarded 600,000 restricted stock units (“RSUs”) to purchase an equal number of ordinary shares of the Company, subject to the Company’s Omnibus Equity Incentive Plan. The RSUs will vest in equal installments over thirty-six (36) months of the Employement Agreement.

Employment Agreement with Mr. Wanhong Tan

Mr. Tan has an Employment Agreement with the Company as the Chief Financial Officer for a term of three years, commencing from January 1, 2022. He is entitled to an annual base salary of $120,000 and an annual bonus determined at the sole discretion of the Board of Directors. In addition, Mr. Tan is awarded 180,000 restricted stock units (“RSUs”) to purchase an equal number of ordinary shares of the Company, subject to the Company’s Omnibus Equity Incentive Plan. The RSUs will vest in equal installments over thirty-six (36) months of the Employment Agreement.

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

Audit Committee

Khuat Leok Choong, Lionel, Tao Xu and Chuan Zhang currently serve on the Audit Committee, which is chaired by Khuat Leok Choong, Lionel.

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

Corporate Governance and Nominating Committee

Chuan Zhan, Tao Xu and Khuat Leok Choong, Lionel; currently serve on the Corporate Governance and Nominating Committee, which is chaired by Chuan Zhan.

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

6D. EMPLOYEES

As of the date of this Report, the Company has a total of 12 full time employees, of which 3 are involved in Finance and Administration and the rest in the bit coin mining business.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of March 31, 2023 by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding ordinary shares;

●	Each of our director, director nominees and named executive officers; and

●	All directors and named executive officers as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options, warrants or other exercisable or convertible securities that are exercisable or convertible currently or within 60 days of March 31, 2023, to be outstanding and to be beneficially owned by the person holding the options, warrants or other currently exercisable or convertible securities for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws.

Percentage of
	Number of Shares	Ordinary Shares
	Beneficially	Beneficially	Percentage of
Name of Beneficial Owner	Owned	Owned(1)	Voting Power
Directors and Executive Officers:
Conglin Deng, CEO and Director (2)	-	-	45.7%
Wanhong Tan, CFO	-	-	-
Khuat Leok Choong, Lionel, Director	-	-	-
Tai Xu, Director	-	-	-
Chuan Zhan, Director	-	-	-
Panpan Wang, Director		*	*
All directors and executive officers as a group (six individuals)		*	45.7%

5% Beneficial Owners:
Danqing Sun (3)	1,852,000	5.2%	2.8%

(1)	The percentage of shares beneficially owned is based on 35,554,677 ordinary shares outstanding as of March 31, 2023.

(2)	Mr. Deng is the sole shareholder of Bridgeforrest (BVI) Inc, which holds 5,000,000 preferred shares of the Company. Each preferred share carries six ordinary votes at meetings of shareholders and as a result, Mr. Deng owns has approximately 45.7% of the outstanding voting power. His address is Unit 17-1008, Sanlitun Service Apartments, Chaoyang District, Beijing, China.

(3)	Address is 16 Xinjian Road, Xinhe Village, Wenling City, Zhejiang Province, China.

Related Party Transactions

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

Because we are a holding company with no operations of our own, our ability to pay dividends and to finance any debt that we may incur is dependent upon dividends and other distributions paid.

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

Rights, Preferences and Restrictions Attaching to Our Ordinary Shares. We are authorized to issue an unlimited number of shares divided into the following classes of shares: (i) 150,000,000 ordinary shares, par value $0.001 per share; and (ii) 50,000,000 preferred shares, par value $0.00101 per share. As of March 31, 2023, 35,554,677 ordinary shares and 5,000,000 preferred shares were outstanding. Each share, regardless if it is part of a class of ordinary shares, has the right to one vote at a meeting of shareholders or on any resolution of shareholders, the right to an equal share in any dividend paid by us, and the right to an equal share in the distribution of surplus assets. Each preferred share has the right to three votes at a meeting of shareholders or on any resolution of shareholders but does not participate in any distribution of the company. We may by a resolution of the Board of Directors redeem our shares for such consideration as the Board of Directors determines.

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

Based on the composition of our assets and the nature of the Company’s income and subsidiaries’ income for our taxable year ended December 31, 2021, we do not expect to be treated as a PFIC for such year and we do not expect to be one for our taxable year ending December 31, 2022 or become one in the foreseeable future. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for the current or any other taxable year. Moreover, although we do not believe we would be treated as a PFIC, we have not engaged any U.S. tax advisers to determine our PFIC status. In addition, if a U.S. Holder owned our ordinary shares at any time prior to our acquisition of Elite, such U.S. Holder may be considered to own stock of a PFIC by virtue of the fact that we may have been a PFIC during the period prior to our acquisition of Elite, unless such U.S. Holder made either a valid and timely QEF election or a valid and timely mark-to-market election, in each case as described below.

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

Foreign Exchange Risk

The reporting currency is the U.S. dollar, but the Group has a subsidiary in China primarily involved in the administration and accounting functions of the Group. Its operating expenses are denominated in RMB and its annual expenditure is in the region of RMB 2 million. There is exposure to the fluctuations in the exchange rate between the U.S. dollar and the RMB but its impact on our results is considered minimal given the current level of expenditure.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2022 our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the year covered by this report. Disclosure controls and procedure include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. Our Management is responsible for monitoring the process pursuant to which information is gathered and analyzing such information to determine the extent to which such information requires disclosure, in the reports filed with the Securities and Exchange Commission.

Based on such evaluation, our CEO and CFO have concluded that as of December 31, 2022, the Company’s disclosure controls and procedures were ineffective due to the Company’s lacks of formal documented controls and procedures applicable to all officers and directors to disclose the required information under the Exchange Act.

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

As December 31, 2022 management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in by the Committee of Sponsoring Organizations of the Treadway Commission’s 2013 Internal Control Integrated Framework and SEC guidance on conducting such assessments. Based on that evaluation, they concluded that, during the period covered by this report, such internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules. This was primarily due to deficiencies that existed in the design or operation of our internal controls over financial reporting that adversely affected our internal controls. These deficiencies may be considered to be material weaknesses.

Identified Material Weakness

A material weakness in internal control over financial reporting is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected.

Management identified the following material weaknesses during its assessment of internal controls over financial reporting as of December 31, 2022:

(1)	A lack of understanding of the requirements of NASDAQ, made worse by a poor or no command of the English language

(2)	Mining records were not kept to the required standard and were not updated due to a lack of understanding of the various monitoring links and platforms. Reconciliation of differences were not satisfactorily completed

(3)	There was no fixed ledger showing all the relevant details of the assets of the Company.

(4)	Past consolidation adjustments were not fully explained and there was too much reliance on memorandum records and reconciliations.

As a result of the material weaknesses described above, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control—Integrated Framework issued by COSO (2013 framework). However, management does not believe that any of our annual or interim financial statements issued to date contain a material misstatement as a result of the aforementioned weaknesses in our internal control over financial reporting.

Management’s Remediation Initiatives

To mediate the identified material weaknesses and other deficiencies, we have introduced the following measures:

(1)	Continue to educate senior management on the continuing listing requirements of NASDAQ

(2)	Design and monitor controls over financial reporting, including the documentation of various checks and balances to monitor and reconcile differences in mining revenue.

(3)	A Fixed Asset Register is now maintained to improve documentation and physical custody of the Company’s assets.

(4)	There is now a proper record of all consolidation adjustments with supporting journals and records

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics. The purpose of the code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. During fiscal year 2022, no amendments to or waivers from the Code were made or given for any of our executive officers.

Our code of business conduct and ethics are publicly available on our website at http://www.moxianglobal.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Alliance LLP was appointed by the Company on August 12, 2022 at the Annual Meeting of stockholders to serve as its independent registered public accounting firm for the year ended December 31, 2022.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the periods indicated.

	December 31, 2022	December 31, 2021

Audit fees (1)	$90,000	$75,135
Audit related fees (2)	-	-
Tax fees (3)	-	-
All other fees (4)	-	-
Total	$90,000	$75,135

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective June 30, 2022, the Registrant has appointed Audit Alliance LLP (“Audit Alliance”) as its independent registered public accounting firm for the fiscal year ending December 31, 2022 and accepted the resignation of the Registrant’s previous independent auditor, Centurion ZD & Co. (“Centurion”), effective on the same date. Audit Alliance is headquartered in Singapore and will be subject to the inspections by the Public Company Accounting Oversight Board of the United States. The appointment of Audit Alliance was made after careful consideration and evaluation by the Registrant and has been approved by the Audit Committee and the Board of Directors of the Registrant.

During the Registrant’s two most recent fiscal years ended December 31, 2021 and 2020 and September 30, 2020, through the resignation of Centurion on June 30, 2022, there were no disagreements between the Registrant or its predecessor, Moxian, Inc., and Centurion on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Centurion, would have caused it to make reference to the subject matter of the disagreements in connection with its report on the Registrant’s or its predecessor’s consolidated financial statements for such periods. In addition, Centurion’s reports on the financial statements as of and for the years ended December 31, 2021 and 2020 and September 30, 2020 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal years ended December 31, 2021 and 2020 and September 30, 2020 through the resignation of Centurion on June 30, 2022, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

During the two most recent fiscal years ended December 31, 2021 and 2020 and September 30, 2020 and any subsequent interim period prior to engaging Audit Alliance, neither the Registrant nor anyone on its behalf consulted Audit Alliance regarding either (i) the application of accounting principles to any proposed or completed transaction, or the type of audit opinion that might be rendered on the Registrant’s financial statements, and neither a written report nor oral advice was provided to the Registrant that Audit Alliance concluded was an important factor considered by the Registrant in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) or a reportable event.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit	Included	Form	Filing Date
1.1	Amended and Restated Memorandum and Articles of Association of Moxian (BVI) Inc	By Reference	6-K	2021-12-06
2.1	Agreement and Plan of Merger	By Reference	F-4	2021-05-28
2.2	Description of Securities Registered under Section 12 of the Exchange Act	Herewith
4.1	Share Purchase Agreement dated December 6, 2021, by and among Moxian (BVI) Inc and certain non-U.S. accredited investors	By Reference	6-K	2021-12-06
4.2	Asset Purchase Agreement dated December 6, 2021 by and between Woodland Corporation Limited and Starta Technology Services Limited	By Reference	6-K	2021-12-06
4.3	Employment Agreement between Moxian (BVI) Inc and Wanhong Tan	By Reference	6-K	2022-01-10
8.1	List of subsidiaries of the Company	Herewith
11.1	Code of Ethics of the Company	By Reference	S-1/A	2016-09-09
12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)	Herewith
12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)	Herewith
13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith
13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith
16.1	Letter from Centurion ZD & Co. regarding change in certified accountant	Herewith
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this transition report on its behalf.

Moxian (BVI) Inc

Date: May 15, 2023	By:	/s/ Deng Conglin
	Name:	Deng Conglin
	Title:	Chief Executive Officer
(Principal Executive Officer)

Date: May 15, 2023	By:	/s/ Tan Wanhong
	Name:	Tan Wanhong
	Title:	Chief Financial Officer
(Principal Financial Officer)

55

56

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Moxian (BVI) Inc:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Moxian (BVI) Inc: and subsidiaries (the “Company”) as of December 31, 2022, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment Assessment of Property, equipment and vehicles

As described in Note 4, the Company recognized an impairment loss on property, equipment and vehicles amounting to $11,889,000. The assessment of loss allowance requires significant judgement. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. The recoverable amount is determined based on the cash-generating-unit (CGU) to which the asset belongs. For each reporting period, management reviews the recoverable amount using discounted cash flows and determine if impairment is required. The assessment of the impairment requires significant judgement. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. The audit engagement team performed extended procedures, which includes, among others, obtaining an understanding of the management’s assessment process, evaluating the reasonableness of the relevant inputs and factors used in calculating the projections, and testing the accuracy of the assessment output.

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2023.

Singapore

May 16, 2023

PCAOB ID number: 3487

Report of Independent Registered Public Accounting Firm

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
Centurion ZD CPA & Co.
Hong Kong
May 13, 2022
We have served as the Company’s auditor since 2018

MOXIAN (BVI) INC.

CONSOLIDATED BALANCE SHEETS

		As of
	Note	December 31, 2022	December 31, 2021
ASSETS
Property, equipment and vehicles	4	$12,553,408	$-
Digital assets		7,087,747	5,000,000
Current Assets
Cash and cash equivalents		2,505,286	2,507,404
Account receivable		-	229,708
Other receivables		2,384,976	-

Total assets		$24,531,417	$7,737,112

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Other payables and accruals		$613,455	$1,170,096
Stockholders’ equity
Preferred stock	6	5,050	5,050
Common stock	6	35,554	19,554
Additional paid-in capital		89,290,193	49,306,193
Accumulated deficit		(66,333,053)	(43,788,360)
Accumulated other comprehensive income		920,218	1,024,579
Stockholders’ equity		$23,917,962	$6,567,016

Total liabilities and stockholders’ equity		$24,531,417	$7,737,112

See accompanying notes to consolidated financial statements

MOXIAN (BVI) INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		Year Ended	Year Ended
	Note	December 31, 2022	December 31, 2021
Revenue		$164,428	$219,330
Direct costs of revenue		(461,290)	-
Other operating overheads	6	(18,886,684)	(1,903,554)
Provision for impairment in value of digital assets		(76,681)	-
Provision for doubtful debts		-	(1,181,916)
Loss from operations		(19,260,227)	(2,866,140)
Administrative and general overheads		(1,666,824)	-
Loss on divestment of entire equity interest in subsidiary	7	(617,641)	-
Write-off of an investment associated with the divestment	7	(1,000,001)
Other income – net		-	126,290
		-	-
Loss before tax		(22,544,693)	(2,739,850)
Foreign exchange adjustment		-	15,586
Comprehensive loss for the year		$(22,544,693)	$(2,724,264)

Basic and diluted loss per ordinary share		$(0.659)	$(0.145)

Basic and diluted average number of ordinary shares outstanding		34,221,334	18,935,057

See accompanying notes to consolidated financial statements

MOXIAN (BVI) INC.

CONSOLIDATED STATEMENTS OF CHANGES TO STOCKHOLDERS’ EQUITY

	Preferred Shares		Ordinary Shares		Additional paid-in	Accumulated	Accumulated other comprehensive
	Number	Amount	Number	Amount	capital	deficit	income	Total
Balance, December 31, 2020	-	-	16,191,529	16,191	40,114,606	(41,048,510)	1,008,993	91,280
Foreign currency translation adjustment	-	-	-	-	-	-	15,586	15,586
Issuance of new ordinary shares for proceeds	-	-	3,150,000	3,150	3,934,350	-	-	3,937,500
Issuance of new ordinary shares for services	-	-	213,148	213	262,287	-	-	262,500
Issuance of new preferred shares	5,000,000	5,050	-	-	4,994,950	-	-	5,000,000
Net loss for the year	-	-	-	-	-	(2,739,850)	-	(2,739,850)
Balance, December 31, 2021	5,000,000	5,050	19,554,677	19,554	49,306,193	(43,788,360)	1,024,579	6,567,016
Foreign currency translation adjustment	-	-	-	-	-	-	(104,361)	(104,361)
Issuance of new ordinary shares for proceeds	-	-	16,000,000	16,000	39,984,000	-	-	40,000,000
Net loss for the year						(22,544,693)	-	(22,544,693)
Balance, December 31, 2022	5,000,000	5,050	35,554,677	35,554	89,290,193	(66,333,053)	920,218	23,917,962

See accompanying notes to consolidated financial statements

MOXIAN (BVI) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2022	2021

Net loss for the year	$22,544,693	$2,739,850
Adjustments to reconcile to cash used in operating activities:
Provision for bad debt		1,181,916
Depreciation of property, and equipment	6,264,700	-
Written off of property, plant and equipment	11,889,000	-
Impairment in value	76,681	-
Changes in operating assets and liabilities:
Account and other receivables	2,155,268	46,830
Account and other payables	556,641	502,402
Digital assets	172,497	-
Net cash used in operating activities	7,198,718	1,102,362
Cash flows from investing activities:
Purchase of property and equipment	30,707,108	-
Purchase of digital assets	2,000,000	-
Net cash (used in) investing activities	32,707,108	-
Cash from financing activities
Repayment of loans from unrelated third parties	-	387,483
Proceeds from issuance of new shares	40,000,000	3,983,828
Net increase in cash and cash equivalents	40,000,000	3,596,345

Effect of exchange rates on cash and cash equivalents	96,292	5,981
Net increase/(decrease) in cash and cash equivalents	2,118	2,488,002
Cash and cash equivalents, beginning of year	2,507,404	19,402
Cash and cash equivalents, end of year	$2,505,286	$2,507,404
Major non-cash transactions:
Issuance of new shares for digital assets	$-	$5,000,000

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

On December 28, 2021 in a Special Meeting of shareholders, the Company approved the issue of up to 20 million new ordinary shares of the Company, at a price of $2.50 per share to certain non-US based accredited investors. On February 11, 2022 the Company completed this private placement and issued 16 million new shares, raising $40 million, which it would use in bitcoin mining in order to diversify its business operations. Of the issue proceeds, $29.8 million was used to purchase and ship relevant equipment from China and the balance deployed as working capital.

On March 5, 2022 a number of machines were installed and operational at a site near Buffalo in New York State, USA. The bulk of the equipment was shipped to Columbus in the State of Georgia and mining commenced in late May. However, due to poor prices for bitcoin and high electricity charges, mining operations ceased temporarily at both sides by June 2022 whilst efforts intensified in the search for a more cost-effective site.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name of entity	Background	Ownership
Abit Hong Kong Limited (formerly known as Woodland Corporation Limited)	Investment Holding	100% owned by Moxian (BVI) Inc
Abit USA, Inc.	Bitcoin Mining	100% owned by Abit Hong Kong Limited
Beijing Bitmatrix Technology Co. Ltd	In-house Support Services	100% owned by Abit Hong Kong Limited

2. Summary of principal accounting policies

Basis of presentation and consolidation

The accompanying consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and include all the subsidiaries of the Group. The financial year-end of the Company is December 31. The consolidated results are presented as of the years ended December 31, 2022 and December 31, 2021. All intercompany transactions and balances have been eliminated in the consolidation.

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

Property, Equipment and Vehicles, net

Property and equipment are recorded at cost less accumulated depreciation and amortization. Significant additions or improvements extending useful lives of assets are capitalized. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are computed using the straight-line method over the estimated useful lives as follows:

Electronic and mining equipment	3-6 years
Furniture and fixtures	3-6 years
Leasehold improvements	Shorter of estimated useful life or term of lease
Vehicles	3 years

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

MOXIAN (BVI) INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue recognition

The Company recognizes revenue in accordance with ASC 606 Revenue from Contracts with Customers (“ASC 606”).

The Company has entered into digital asset mining pools by executing contracts with mining pool operators to provide computing power to the mining pool. The Company’s enforceable right to compensation begins only when, and lasts as long as, the Company provides computing power to the mining pool operator and is created as power is provided over time. The only consideration due to the Company relates to the provision of computing power. The contracts are terminable at any time by and at no cost to the Company, and by the pool operator under certain conditions specified in the contract. Providing computing power in digital asset transaction verification services is an output of the Company’s ordinary activities. Providing such computing power is the only performance obligation in the Company’s contracts with mining pool operators.

The transaction consideration the Company receives, if any, is noncash consideration in the form of bitcoin. Changes in the fair value of the noncash consideration due to form of the consideration (changes in the market price of Bitcoin) are not included in the transaction price and therefore, are not included in revenue. Certain mining pool operators charge fees to cover the costs of maintaining the pool and are deducted from amounts we may otherwise earn and are treated as a reduction to the consideration received. Fees fluctuate and historically have been no more than approximately 2% per reward earned, on average.

In exchange for providing computing power, the Company is entitled to either:

a Full-Pay-Per-Share pay out of bitcoin based on a contractual formula, which primarily calculates the hash rate provided by the Company to the mining pool as a percentage of total network hash rate, and other inputs. The Company is entitled to consideration even if a block is not successfully placed by the mining pool operator. The contract is in effect until terminated by either party.

The consideration is all variable. Because it is probable that a significant reversal of cumulative revenue will not occur and the Company is able to calculate the payout based on the contractual formula, noncash revenue is estimated and recognized based on the spot price of Bitcoin determined using the Company’s primary trading platform for bitcoin at the inception of each contract, whichis determined to be daily. Noncash consideration is measured at fair value at contract inception. Fair value of the crypto asset consideration is determined using the quoted price on the Company’s primary trading platform for bitcoin at the beginning of the contract period at the single bitcoin level (one bitcoin). This amount is estimated and recognized in revenue upon inception, which is when hash rate is provided.

Or:

a fractional share of the fixed Bitcoin award the mining pool operator receives (less digital asset transaction fees to the mining pool operator which are immaterial and are recorded as a deduction from revenue) for successfully adding a block to the blockchain based on a proportion of the Company’s “scoring hash rate” to the pool’s “scoring hash rate” where the scoring hash rate as defined by the pool is the exponential moving average of the hash power contributed by the Company or by all pool members combined. The Company’s fractional share of the bitcoin reward is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

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

ASC 740 “Income taxes” clarifies the accounting for uncertainty in tax positions. This interpretation requires that an entity recognizes in the financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of operations. The Company evaluate the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2022 and December 31, 2021, the Company did not have any unrecognized tax benefits. The Company does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months.

MOXIAN (BVI) INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign currency transactions and translation

The reporting currency of the Company is United States Dollars (the “USD”).

For financial reporting purposes, the financial statements of the foreign-incorporated subsidiaries are prepared using their respective functional currencies, and then translated into the reporting currency, USD so to be consolidated with the Company’s. Monetary assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange ruling at the balance sheet date. Revenues and expenses are translated using average rates prevailing during the reporting period. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income in stockholders’ deficiency. Translation losses are recognized in the statements of operations and comprehensive loss.

The exchange rates applied are as follows:

Balance sheet items, except for equity accounts	December 31, 2022	December 31, 2021
RMB:USD	6.8979	6.3559
HKD:USD	7.799	7.7992

Items in the statements of operations and comprehensive loss, and statements cash flows:

	December 31, 2022	December 31, 2021
RMB:USD	6.8979	6.4525
HKD:USD	7.7959	7.7727

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

Recent Accounting Pronouncements

The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequences of the change to its consolidated financial statements and assures that there are proper controls in place to ascertain that the Company’s consolidated financial statements properly reflect the change.

In June 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which was codified with its subsequent amendments as Accounting Standards Codification (“ASC”) Topic 326, Financial Instruments – Credit Losses (“ASC 326”). ASC 326 seeks to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments, including trade receivables, and other commitments to extend credit held by a reporting entity at each reporting date. The amendments require an entity to replace the incurred loss impairment methodology in other GAAP with a methodology that reflects current expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The updated guidance is effective for the Company for annual reporting periods beginning after December 15, 2022, and early adoption is permitted. In connection with the Company’s acquisitions during the year ended December 31, 2021, the Company adopted this standard on January 1,2021 and the adoption did not have a material impact on the financial statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC Topic 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company adopted this standard on January 1, 2020 and the adoption did not have a material impact on the financial statements and related disclosures.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt-Modifications and Extinguishments (Subtopic 470-50),Compensation-Stock Compensation (Topic 718), and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40), (“ASU 2021-04”).This ASU reduces diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. This ASU provides guidance for a modification or an exchange of a freestanding equity-classified written call option that is not within the scope of another Topic. It specifically addresses: (1) how an entity should treat a modification of the terms or conditions or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange; (2) how an entity should measure the effect of a modification or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange; and (3) how an entity should recognize the effect of a modification or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange. This ASU will be effective for all entities for fiscal years beginning after December 15, 2021. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. Early adoption is permitted, including adoption in an interim period. The adoption of ASU 2021-04 on January 1, 2022 did not have a material impact on the Company’s financial statements.

The Company’s management does not believe that any other recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company’s financial statement presentation or disclosures.

MOXIAN (BVI) INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Digital assets

	Year ended December 31
	2022	2021

USDC proceeds from the issuance of preferred shares	5,000,000	5,000,000
Balance of USDC proceeds from the issuance of new ordinary shares	2,000,000	-
Bitcoin (BTC) receipts as mining income	87,747	-
Total	7,087,747	5,000,000

For the year ended December 31, 2022, the Company made an allowance of $84,750 to recognize an impairment of its holdings of bitcoin.

	Year ended December 31
	2022	2021
USDC:
Balance at January 1	5,000,000	-
Proceeds from issuance of new preferred shares	-	5,000,000
Proceeds from issuance of new ordinary shares	33,200,000	-
Procurement of used equipment shipped from China	(29,800,000)	-
Purchase of local additional equipment and services	(1,400,000)	-

Balance at December 31	7,000,000	5,000,000

BTC
Balance at January 1		-
Receipts as mining income	164,428	-
Provision for impairment in value	(76,681)	-
Balance at December 31	87,747	-

4. Property, equipment and vehicles

	Property	Equipment	Vehicles	Total

As shipped from China	-	29,800,000	-	29,800,000
Local additions	-	773,800	133,308	907,108
Write-off of equipment		(11,889,000)	-	(11,889,000)
Total	-	18,684,800	133,308	18,818,108
Less:
Depreciation for the year	-	(6,228,200)	(36,500)	(6,264,700)
Net book value, December 31, 2022	$-	12,456,600	96,808	12,553,408

The impairment provisions are in respect of certain electrical fittings which were deemed unsuitable and the write-down of the values of certain used equipment.

5. Other receivables, deposits and prepayments

Included in other receivables, deposits and prepayments is an amount of $2,374,700 paid to Bitmain Technologies Limited for an irrevocable order of 1,140 units of supercomputing servers for delivery from July 2023, and will be housed at the Company’s new site at Duff, near LaFollette in the State of Tennessee (see Note 9).

6. Capital Stock

Preferred

Authorized: 50,000,000 shares, par value $0.00101 per share

Issued and fully paid: As of December 31, 2022 and December 31, 2021, 5,000,000 shares

Ordinary

Authorized: 150,000,000 shares, par value $0.001 per share

Issued and fully paid

As of December 31, 2021: 19,554,677 shares

Issued during the year: 16,000,000 shares

As of December 31, 2022: 35,554,677 shares

On February 11, 2022, the Company issued 16,000,000 new ordinary shares, at a price of $2.50 per share, to raise proceeds of $40,000,000 as additional funds for working capital.

MOXIAN (BVI) INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Divestment of a subsidiary

In July 2022, the Company divested its entire interest in Moxian (Hong Kong) Limited, a holding company with interests in several wholly-owned subsidiaries in Shenzhen, Beijing, Shanghai and Malaysia as well as a variable entity in Shenzhen for a consideration of HK$1,000. The wholly-owned subsidiary companies as well as the variable interest entity had been largely dormant since September 2018. The directors consider this divestment to be in the best interests of the Company as it has decided to pursue other business opportunities which are based outside the People’s Republic of China. The divested company and its subsidiary companies have had many years of losses since their inception and have gradually ceased business operations because of a lack of working capital, little or no market penetration and high competitive pressure.

The loss on this divestment is stated after accounting for the interest in Moxian (Hong Kong) which is the funding vehicle through which advances had been made for the working capital requirements of the subsidiaries and the variable interest entity, less the consolidation of past losses in its financial statements. In a related development, the Company also wrote off its carrying value in its entire interest in Moxian CN Group China Limited, the holding company of Moxian (Hong Kong) Limited as there was no longer any purpose to retain the company.

Details of the loss:

Loss on sale of the interest in Moxian (Hong Kong) Limited	$617,641
Write-off the cost of investment in Moxian CN China Limited	1,001,001

$1,617,642

7. Income taxes

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

ABit USA, Inc was incorporated by statutory conversion in the State of Delaware on April 28, 2022. It was previously known as Watercool Asset Management LLC.

British Virgin Islands

Moxian BVI is incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, Moxian BVI is not subject to tax on income or capital gains. In addition, upon payments of dividends by Moxian BVI, no British Virgin Islands withholding tax is imposed.

Hong Kong

ABit Hong Kong is incorporated in the Special Administrative Region of Hong Kong where the profits tax rate is 16.5%. It has not commenced business operations and did earn any income that was derived in Hong Kong for the years ended December 31, 2022 and December 31, 2021.

PRC

Effective from January 1, 2008, the PRC’s statutory income tax rate is 25%. The Company’s sole PRC subsidiary, Beijing Bitmatrix Technology Co. Ltd. has not operated any business since inception but provides administrative and accounting services to the Group.

8. Commitments and contingencies

Operating Lease

Currently, the Company has no property under an operating lease.

As noted in Note 5, the Company has an irrevocable order for some equipment which it has already paid a deposit equivalent to about 50% of the cost. The total cost of the purchase order is $5,272,500 and the balance, net of purchase credits, will be progressively paid upon delivery by December 2023.

9. Subsequent events

(a)	In April 2023, the Company signed an agreement to acquire a piece of property in Duff, near La Follette in the State of Tennessee for a consideration of $1.2 million. It subsequently awarded a construction management agreement for $1.6 million for the construction of a mining center which is scheduled for completion in August 2023. Other relevant equipment, including transformers and switchgear, have been acquired and a supply contract with the local utility board is under negotiation as of the date of this report.

(b)	The Company has negotiated to take up a joint-venture in bitcoin mining in Kazakhstan where its initial investment will be less than $0.5 million.

