Form 20-F/A
period 2022-12-31
Moxian (BVI) Inc
filed 2023-05-18
CIK 1864055

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

yf@abitgrup.com - email

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

☐ Yes ☐ No

EXPLANATORY NOTE

The management of Moxian (BVI) Inc (the “Company”) and the Company’s independent registered public accounting firm determined that the Company’s Annual Report on Form 20-F (“20-F”) filed with the Securities and Exchange Commission on May 15, 2023 was filed in error due to a miscommunication and was a draft rather than the final version of the report. The Company’s management filed a Report on Form 6-K on May 16, 2023 explaining the circumstances for the mistaken 20-F filing and indicated in that Form 6-K that a revised Form 20-F/A would be filed on or before Thursday, May 18, 2023.

The auditors of the Company, Audit Alliance LLP, completed their audit following the filing of the Form 6-K.

The only changes between the Company’s previously disclosed audited consolidated financial statements as of and for the period ended December 31, 2022 included in the 20-F (the “2022 Financial Statements”) and the 2022 Financial Statements included in this Amendment No. 1 to Form 20-F relate to the gain (previously reported as a loss) on the divestment of a subsidiary. The gain resulted from a write-back of the accumulated other comprehensive income, to be recognized in the Consolidated Income Statement. The write-back involves consequential changes to the Company’s Consolidated Balance Sheets, the Consolidated Income Statements, the Consolidated Statements of Changes to Stockholders’ Equity and the Consolidated Statements of Cash Flows.

The change reduces the earnings of the Company from a loss of $22.5 million to a loss of $21.5 million, or a reduction in diluted Earnings Per Share from a loss of $0.659 cents per share to $0.629 cents per share.

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

Summary Consolidated Statements of Operations:

	Year ended December 31
	2022	2021

Revenue	164,428	219,330

Direct costs of revenue	(461,290)
Other operating overheads	(18,886,684)	(3,085,470)
Provision for impairment in value	(76,681)

Loss from operation	(19,260,227)	(2.866,140)
Administrative and general overheads	(1,666,824)	-
Gain on divestment of a subsidiary	406,938
Write off of an investment in a subsidiary	(1,000,001)	-
Other income (net)	-	126,290
Loss before tax	(21,520,114)	(2,739,850)

Summary Consolidated Balance Sheet Data:

The following table presents our summary consolidated balance sheet data as of December 31, 2022 and December 31, 2021.

	December 31,	December 31,
	2022	2021

Cash and cash equivalents	2,505,286	2,507,404
Digital assets	7,087,747	5,000,000
Property, equipment and vehicles	12,553,408	-
Other assets	2,384,976	229,708
Total assets	24,531,417	7,737,112
Total liabilities	(613,455)	(1,170,096)
Total stockholders’ equity	23,917,962	6,567,016

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

As of December 31, 2022, the subsidiaries of the Company are as follows:

Name of Company	Country of Incorporation	Date of Incorporation	Principal Activity
ABit Hong Kong Limited	Hong Kong SAR	May 8, 2019	Investment Holding
Beijing Bitmatrix Technology Co. Ltd.	Peoples’ Republic of China	December 20, 2019	In-house Support Services
ABit USA, Inc	Delaware, United States of America	April 26, 2022	Bitcoin Mining

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

Moxian (BVI) Inc

Date: May 17, 2023	By:	/s/ Deng Conglin
	Name:	Deng Conglin
	Title:	Chief Executive Officer
(Principal Executive Officer)

Date: May 17, 2023	By:	/s/ Tan Wanhong
	Name:	Tan Wanhong
	Title:	Chief Financial Officer
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

May 17, 2023

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

香港 紅磡 德豐街22號 海濱廣場二期 13樓1304室

Tel 電話: (852) 2126 2388 Fax 傳真: (852) 2122 9078

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Moxian (BVI) Inc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Moxian (BVI) Inc (the “Company”) as of December 31, 2021, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit) and cash flows for the year then ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 13, 2022 expressed a qualified opinion on the Company’s internal control over financial reporting.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

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
Centurion ZD CPA & Co.
Hong Kong
May 13, 2022
We have served as the Company’s auditor since 2018

MOXIAN (BVI) INC.

CONSOLIDATED BALANCE SHEETS

		As of
	Note	December 31, 2022	December 31, 2021
ASSETS
Property, equipment and vehicles	4	$12,553,408	$-
Digital assets		7,087,747	5,000,000
Current Assets
Cash and cash equivalents		2,505,286	2,507,404
Account receivable		-	229,708
Other receivables		2,384,976	-

Total assets		$24,531,417	$7,737,112

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Other payables and accruals		$613,455	$1,170,096
Stockholders’ equity
Preferred stock	6	5,050	5,050
Common stock	6	35,554	19,554
Additional paid-in capital		89,290,193	49,306,193
Accumulated deficit		(65,308,474)	(43,788,360)
Accumulated other comprehensive (loss) / income		(104,361)	1,024,579
Stockholders’ equity		$23,917,962	$6,567,016

Total liabilities and stockholders’ equity		$24,531,417	$7,737,112

See accompanying notes to consolidated financial statements

MOXIAN (BVI) INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		Year Ended	Year Ended
	Note	December 31, 2022	December 31, 2021
Revenue		$164,428	$219,330
Direct costs of revenue		(461,290)	-
Other operating overheads	6	(18,886,684)	(1,903,554)
Provision for impairment in value of digital assets		(76,681)	-
Provision for doubtful debts		-	(1,181,916)
Loss from operations		(19,260,227)	(2,866,140)
Administrative and general overheads		(1,666,824)	-
Gain on divestment of entire equity interest in subsidiary	7	406,938	-
Write-off of an investment associated with the divestment	7	(1,000,001)
Other income – net		-	126,290

Loss before tax		(21,520,114)	(2,739,850)
Income taxes		-	-
Net loss after tax		(21,520,114)	(2,739,850)
Foreign exchange adjustment		-	15,586
Comprehensive loss for the year		$(21,520,114)	$(2,724,264)

Basic and diluted loss per ordinary share		$(0.629)	$(0.145)

Basic and diluted average number of ordinary shares outstanding		34,221,334	18,935,057

See accompanying notes to consolidated financial statements

MOXIAN (BVI) INC.

CONSOLIDATED STATEMENTS OF CHANGES TO STOCKHOLDERS’ EQUITY

	Preferred Shares		Ordinary Shares		Additional paid-in	Accumulated	Accumulated other comprehensive
	Number	Amount	Number	Amount	capital	deficit	income	Total
Balance, December 31, 2020	-	-	16,191,529	16,191	40,114,606	(41,048,510)	1,008,993	91,280
Foreign currency translation adjustment	-	-	-	-	-	-	15,586	15,586
Issuance of new ordinary shares for proceeds	-	-	3,150,000	3,150	3,934,350	-	-	3,937,500
Issuance of new ordinary shares for services	-	-	213,148	213	262,287	-	-	262,500
Issuance of new preferred shares	5,000,000	5,050	-	-	4,994,950	-	-	5,000,000
Net loss for the year	-	-	-	-	-	(2,739,850)	-	(2,739,850)
Balance, December 31, 2021	5,000,000	5,050	19,554,677	19,554	49,306,193	(43,788,360)	1,024,579	6,567,016
Foreign currency translation adjustment	-	-	-	-	-	-	(1,128,940)	(1,128,940)
Issuance of new ordinary shares for proceeds	-	-	16,000,000	16,000	39,984,000	-	-	40,000,000

Net loss for the year	-	-	-	-	-	(21,520,114)	-	(21,520,114)
Balance, December 31, 2022	5,000,000	5,050	35,554,677	35,554	89,290,193	(65,308,474)	(104,361)	23,917,962

See accompanying notes to consolidated financial statements

MOXIAN (BVI) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year	For the Year
	Ended	Ended
	December 31,	December 31,
	2022	2021

Net loss for the year	$(21,520,114)	$(2,739,850)
Adjustments to reconcile to cash used in operating activities:
Provision for bad debt	-	1,181,916
Depreciation of property, and equipment	6,264,700	-
Write off of equipment	11,889,000	-
Write off of an investment associated with the divestment of a subsidiary	1,000,001	-
Gain on the divestment of a subsidiary	(406,938)	-
Provision for impairment in value of digital assetse	76,681	-
Changes in operating assets and liabilities:
Account and other receivables	(3,868,841)	(46,830)
Account and other payables	(585,482)	502,402
Digital assets	(164,428)	-
Net cash used in operating activities	(7,315,421)	(1,102,362)
Cash flows from investing activities:
Purchase of property and equipment	(30,707,108)	-
Proceeds from the divestment of a subsidiary	128	-
Purchase of digital assets	(2,000,000)	-
Net cash used in investing activities:	(32,706,980)	-
Cash from financing activities
Repayment of loans from unrelated third parties	-	(387,483)
Proceeds from issuance of new shares	40,000,000	3,983,828
Net cash generated from financing activities:	40,000,000	3,596,345

Effect of exchange rates on cash and cash equivalents	(20,283)	5,981
Net increase/(decrease) in cash and cash equivalents	(2,118)	2,488,002
Cash and cash equivalents, beginning of year	2,507,404	19,402
Cash and cash equivalents, end of year	$2,505,286	$2,507,404
Major non-cash transactions:
Issuance of new shares for digital assets	$-	$5,000,000

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

The exchange rates applied are as follows:

Balance sheet items, except for equity accounts	December 31, 2022	December 31, 2021
RMB:USD	6.8979	6.3559
HKD:USD	7.7990	7.7992

Items in the statements of operations and comprehensive loss, and statements cash flows:

	December 31, 2022	December 31, 2021
RMB:USD	6.8979	6.4525
HKD:USD	7.7959	7.7727

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

The gains on this divestment is stated after accounting for the interest in Moxian (Hong Kong) which is the funding vehicle through which advances had been made for the working capital requirements of the subsidiaries and the variable interest entity, less the consolidation of past losses in its financial statements. In a related development, the Company also wrote off its carrying value in its entire interest in Moxian CN Group China Limited, the holding company of Moxian (Hong Kong) Limited as there was no longer any purpose to retain the company.

Details of the transaction:

Gain on divestment of the interest in Moxian (Hong Kong) Limited	$406,938
Write-off of the cost of investment in Moxian CN China Limited	(1,000,001)

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

9. Commitments and contingencies

Operating Lease

Currently, the Company has no property under an operating lease.

As noted in Note 5, the Company has an irrevocable order for some equipment which it has already paid a deposit equivalent to about 50% of the cost. The total cost of the purchase order is $5,272,500 and the balance, net of purchase credits, will be progressively paid upon delivery by December 2023.

10. Subsequent events

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

