Form 20-F/A
period 2021-12-31
Moxian (BVI) Inc
filed 2023-05-22
CIK 1864055

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

 (Amendment No. 2)

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

☐ Yes ☐ No

EXPLANATORY NOTE

The Amendment No. 2 on Form 20-F/A (the “Amendment No. 2”) to our annual report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on May 13, 2022 and amended on June 9, 2022 (as amended, the “Form 20-F”), is filed to revise the audit report dated May 13, 2022 to note that the audit of the Registrant’s internal control over financial reporting as of December 31, 2021 was conducted in accordance with the standards of the Public Companies Accounting Oversight Board (“PCAOB”) and to note that such report expressed a qualified opinion on the Registrant’s internal controls over financial reporting.

The PCAOB, in a recent review of the working papers of the Registrant’s auditor, Centurion ZD CPA & Co (“Centurion”), has advised that the audit report in respect of the financial statements that were filed as part of the Form 20-F should contain a specific mention that the audit of the Company’s internal control over financial reporting as of December 31, 2021 was conducted in accordance with the standards of the PCAOB and that Centurion’s report dated May 13, 2022 expressed a qualified opinion on the Registrant’s internal controls over financial reporting. Centurion has adopted these recommendations and the Company has included their revised reports herein.

This Amendment No. 2 speaks as of the filing date of the Form 20-F on May 13, 2022. Other than as set forth herein, this Amendment No. 2 does not, and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F or reflect any events that have occurred since May 13, 2022.

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

Moxian (BVI) Inc

Date: May 22, 2023	By:	/s/ Deng Conglin
	Name:	Deng Conglin
	Title:	Chief Executive Officer
(Principal Executive Officer)

Date: May 22, 2023	By:	/s/ Tan Wanhong
	Name:	Tan Wanhong
	Title:	Chief Financial Officer
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

