Form 20-F/A
period 2022-12-31
Moxian (BVI) Inc
filed 2023-08-10
CIK 1864055

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

☐ Yes ☐ No

Audit Firm ID	Auditor Name	Auditor Location
3487	Audit Alliance LLP	Singapore

Explanatory Note

This Amendment No. 2 on Form 20-F/A (the “Form 20-F/A”) to our annual report on Form 20-F for the year ended December 31, 2022, originally filed with the Securities and Exchange Commission on May 15, 2023 and subsequently amended on May 18, 2023 (as amended, the “Annual Report”), is being filed to amend Item 16I, “Disclosure Regarding Foreign Jurisdictions that Prevent Inspections,” to provide the disclosures required under Item 16I(b) of Form 20-F and provide the documentation required by Item 16I(a) of Form 20-F in the form of an exhibit to this Form 20-F/A.

This Form 20-F/A speaks as of the original filing date of the Annual Report on May 15, 2023. Other than as set forth herein, this Form 20-F/A does not, and does not purport to, amend, update or restate any other information or disclosure included in the Annual Report or reflect any events that have occurred since May 15, 2023.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

In June 2022, we were conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021 containing the audit report issued by Centurion ZD CPA & Co. (“Centurion”), a registered public accounting firm headquartered in Hong Kong that the PCAOB previously was unable to inspect or investigate completely because of a position taken by an authority in such jurisdiction.

Effective June 30, 2022, we appointed Audit Alliance LLP (“Audit Alliance”) as our independent registered public accounting firm for the fiscal year ending December 31, 2022 and accepted the resignation of Centurion, effective on the same date. The appointment of Audit Alliance was approved by our Audit Committee and Board of Directors. Given that Audit Alliance, which is headquartered in the Republic of Singapore, now serves as our independent registered public accounting firm to audit our consolidated financial statements, we expect to be able to comply with the HFCAA and AHFCAA and certify that we have retained a registered public accounting firm that the PCAOB has determined it is able to inspect or completely investigate which would preclude a further finding by the SEC that we are a Commission-Identified Issuer.

Further, in August 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB staff members conducted on-site inspections and investigations from September to November 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms and confirmed that until such time as the PCAOB issues any new determination, there are no Commission-Identified Issuers at risk of having their securities subject to a trading prohibition under the HFCAA.

As of the date of this annual report, to our knowledge, (i) no governmental entities in the British Virgina Islands (BVI) or in China own shares of Moxian (BVI) Inc or any of our subsidiaries as of the date of this annual report, (ii) the governmental entities in China or in the BVI do not have a controlling financial interest in Moxian (BVI) Inc or any subsidiary, (iii) none of the members of the board of directors of Moxian (BVI) Inc or any operating subsidiaries is an official of the Chinese Communist Party, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of Moxian (BVI) Inc or any subsidiary contains any charter of the Chinese Communist Party.

ITEM 19. EXHIBITS.

Exhibit	Description

99.1	Supplemental Submission pursuant to Item 16I(a) of Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this transition report on its behalf.

Moxian (BVI) Inc

Date: August 10, 2023	By:	/s/ Deng Conglin
	Name:	Deng Conglin
	Title:	Chief Executive Officer
(Principal Executive Officer)

Date: August 10, 2023	By:	/s/ Tan Wanhong
	Name:	Tan Wanhong
	Title:	Chief Financial Officer
(Principal Financial Officer)