Form 20-F
period 2023-12-31
Abits Group Inc
filed 2024-04-30
CIK 1864055

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT
OF 1934

For the year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934

Date of event requiring this shell company report_________________

For the transition period from to

Commission file number 333-256665

ABITS GROUP INC

(Exact name of Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Level 24 Lee Garden One 33 Hysan

Avenue Causeway Bay Hong Kong SAR

(Address of principal executive offices)

Wanhong Tan, Chief Financial Officer

+852 9855 6575– telephone

yf@abitgrp.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Symbol	Name of each exchange on which registered
Ordinary shares, par value $0.001 per share	ABTS	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the transition report: 35,554,677 ordinary shares, par value $0.001 per share, as of December 31, 2023.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes ☐ No

ABITS GROUP INC

FORM 20-F ANNUAL REPORT

i

PART I

CERTAIN INFORMATION

In this annual report on Form 20-F, unless otherwise indicated, “we,” “us,” “our,” the “Company,” “Moxian BVI” and “Moxian” refer to Abits Group Inc, a company incorporated in the British Virgin Islands, its predecessor entity and its subsidiaries.

References to “subsidiaries” are to:

●	Abit Hong Kong Limited (“Abit Hong Kong”), a company established under the laws of Hong Kong SAR and a wholly-owned subsidiary of Abits Group Inc;

●	Abit USA Inc (“Abit USA”), a company incorporated in the state of Delaware, United States and a wholly-owned subsidiary of Abit Hong Kong Limited;

●	Beijing Bitmatrix Technology Co. Ltd. (“Bitmatrix”), a company incorporated under the laws of the People’s Republic of China and a wholly-owned subsidiary of Abit Hong Kong Limited

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

ITEM 3. KEY INFORMATION

Our Corporate Structure

Abits Group Inc, or Abits Group, is not a PRC operating company but a British Virgin Islands holding company (“the Company”) resulting from a merger with its U.S. domiciled parent holding company in August 2021. In July 2022, the Company divested its entire interest in Moxian (Hong Kong) Limited, or Moxian HK, with the result that it no longer has any substantial business operations in the PRC, other than certain administrative functions conducted by a wholly owned indirect subsidiary located in Beijing. To reflect that change, the Company changed its name to Abits Group Inc as it now solely operates in the bitcoin mining industry, with principal operations in the United States through its wholly-owned subsidiary, Abit USA Inc.

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

The Holding Foreign Companies Accountable Act

Our ordinary shares may be prohibited from trading on a national exchange or “over-the-counter” markets under the HFCAA if the PCAOB is unable to inspect our auditors for two consecutive years. Pursuant to the HFCAA enacted in December 2020 and related legislation, if the SEC determines that a company has filed an audit report issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC is required to prohibit such company’s securities from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021, which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. In June 2022, we were conclusively identified by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021, which contained the audit report issued by Centurion ZD CPA & Co. (“Centurion”), a registered public accounting firm headquartered in Hong Kong that the PCAOB had determined it was previously unable to inspect or investigate completely because of a position taken by an authority in such jurisdiction. Effective June 30, 2022, we appointed Audit Alliance LLP (“Audit Alliance”) as our independent registered public accounting firm for the fiscal year ending December 31, 2022 and accepted the resignation of Centurion, effective on the same date.

On August 26, 2022, the PCAOB signed a Statement of Protocol (SOP) Agreement with the CSRC and the MOF of the PRC regarding cooperation in the oversight of PCAOB-registered public accounting firms in the PRC and Hong Kong to establish a method for the PCAOB to conduct inspections of PCAOB-registered public accounting firms in the PRC and Hong Kong, as contemplated by the Sarbanes-Oxley Act. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated its previous 2021 adverse determinations. However, should the PCAOB fails to have complete access in the future, the PCAOB will consider the need to issue a new determination.

Our current auditor, Audit Alliance LLP, is based in the Republic of Singapore and has been inspected by the PCAOB on a regular basis. Our auditor is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination. Notwithstanding the foregoing, in the future, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, or if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations to the PCAOB for inspection or investigation, our investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected or investigated by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange or “over-the-counter” markets, may be prohibited under the HFCAA.

Foreign Private Issuer

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

Selected Financial Data

The following table presents the selected consolidated financial information of our Company as of December 31, 2023, December 31, 2022 and December 31, 2021. The selected consolidated statements of operations data and the selected consolidated balance sheets data have been derived from our audited consolidated financial statements, of which that for the year ended December 31, 2023 and December 31. 2022 are included in this annual report. These audited consolidated financial statements begin on F-1 and are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this report.

Summary Consolidated Statements of Operations:

	Year ended December 31
	2023	2022	2021

Revenue	1,681,533	161,428	219,330

Loss from operations	(11,013,871)	(19,260,227)	2,866,140

			126,290
Loss before taxation	12,585,250	21,520,114	2,739,850

Summary Consolidated Balance Sheet Data:

The following table presents our summary consolidated balance sheet data as of December 31, 2023 and December 31, 2022.

	December 31	December 31
	2023	2022

Cash and cash equivalents	884,199	2,505,286
Digital assets	1,194,157	7,087,747
Property, equipment and vehicles	9,465,567	12,553,408
Other assets	774,345	2,384,976
Total assets	12,318,268	24,531,417
Total liabilities	(1,005,608)	(613,455)
Stockholders’ equity	11,312,660	23,917,962

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

As of the date of this Report, the Company operates in one self-owned mining site in Duff, Tennessee. New mining sites are always being explored but none has yet to be developed. This dependence on one site has its risks on local factors such as a power failure or adverse weather conditions. If we cannot execute the bitcoin mining, it would seriously affect our financial and business condition and deepen the losses of the Company.

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

We have a history of operating losses, and we may not be able to achieve or sustain profitability; we have recently begun to conduct our bitcoin mining operations, and we may not be successful in this business.

We are not profitable and have incurred losses since our inception. We expect to continue to incur losses for the foreseeable future, and these losses could increase as we continue to work to develop our business. We were previously engaged in the business of mobile payments which we ceased operation in June 2018. Whilst we had continued with the digital advertising business, it later proved to be increasingly difficult because of restrictions on online gaming by the PRC government, which was a key business of our then clients. Starting in March 2022, we diversified into the bitcoin mining business and subsequently divested all of the equity in Moxian HK and the digital advertising business conducted by Moxian HK’s subsidiaries. Our current operations and business strategy are new, are in an industry that is relatively itself new and evolving and are subject to the risks discussed below. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.

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

In order to streamline our corporate structure and considering the changing regulatory environment, we had completed the divestment of Moxian HK and its PRC subsidiaries to Jiantao Liu, a resident of China for a cash consideration of HKD 1,000. Accordingly, all contractual arrangements involving the PRC subsidiaries were effectively terminated.

Although we completed the divestment in July 2022, the PRC government could find any one of our previous agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, and such changes may be retroactively applied to our historical contractual arrangements, we could be subject to severe penalties and require a potential restatement of our financial statements included elsewhere in this annual report. As a result, our shares may decline in value or become worthless.

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

Although we divested all of the equity in Moxian HK and its PRC subsidiaries in July 2022 and we no longer have substantial operations in China, we may be subject to potential future actions by the PRC government which may retroactively affect the enforceability and legality of our historical operations involving the former PRC subsidiaries. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, and such changes may be retroactively applied to our historical contractual arrangements, we could be subject to severe penalties. As such, the following former risk factors of doing business in China may still apply:

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

Halving is a process designed to control the overall supply and reduce the risk of inflation in cryptocurrencies using a Proof-of-Work consensus algorithm. At a predetermined block, the mining reward is cut in half, hence the term “halving.” For bitcoin, the reward was initially set at 50 bitcoin currency rewards per block and this was cut in half to 25 in November 28, 2012 at block 210,000 and again to 12.5 on July 9, 2016 at block 420,000 and in May 2020 at block 630,000 when the reward reduced to 6.25. This was further halved to 3.125 in April 2024. The process will reoccur until the total amount of bitcoin currency rewards issued reaches 21 million, which is expected around 2140. While bitcoin prices have had a history of price fluctuations around the halving of its bitcoin rewards, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward. If a corresponding and proportionate increase in the trading price of bitcoin does not follow these anticipated halving events, the revenue we earn from our mining operations would see a corresponding decrease, which would have a material adverse effect on our business and operations.

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

Our predecessor company, Moxian, Inc (“Moxian”) was incorporated in the State of Nevada, United States of America, on October 12, 2010. It was uplisted to the Nasdaq Capital Market on November 14, 2016, operating as an O2O enterprise, with two major lines of business mobile applications linking small and medium enterprises to its network platform and digital advertising through a partnership with Xinhua New Media, which operates the official app of the New China News Agency, a state-backed media firm. The mobile app business failed to achieve a meaningful share of the market and incurred huge losses, primarily because users found the Moxian app unwieldy and not user-friendly. By September 30, 2018, the Company had to halt this business as it ran out of working capital whilst the digital advertising continued until July 2022 when the Company divested its entire business operation in China.

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

On October 25, 2023, the Company’s Board of Directors approved to change the name of the Company from “Moxian (BVI) Inc” to “Abits Group Inc.” On November 14, 2023, the British Virgin Islands Registrar of Corporate Affairs issued the certificate of name change to the Company. In connection with the corporate name change, the Board of Directors approved to change the ticker symbol for the Company’s ordinary shares traded on the Nasdaq Capital Market from “MOXC” to “ABTS” effective November 17, 2023.

As of December 31, 2023, the subsidiaries of the Company are as follows:

Name of Company	Jurisdiction of Incorporation	Date of Incorporation	Principal Activity
Abit Hong Kong Limited	Hong Kong SAR	May 8, 2019	Investment Holding
Beijing Bitmatrix Technology Co. Ltd	Peoples’ Republic of China	December 20, 2019	In-house Support Services
Abit USA, Inc.	Delaware	April 27, 2022	Bitcoin Mining

Organization Chart

The following diagram illustrates our corporate structure, as of the date of this report:

Abits Group Inc

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

Performance Metrics of bitcoin mining

The Company operates mining hardware which performs computational operations in support of the blockchain measured in “hash rate” or “hashes per second.” A “hash” is the computation run by mining hardware in support of the blockchain; therefore, a miner’s “hash rate” refers to the rate at which it is capable of solving such computations. The original equipment used for mining bitcoin utilized the Central Processing Unit (CPU) of a computer to mine various forms of bitcoin. Due to performance limitations, CPU mining was rapidly replaced by the Graphics Processing Unit (GPU), which offers significant performance advantages over CPUs. General purpose chipsets like CPUs and GPUs have since been replaced in the mining industry by Application Specific Integrated Circuits (ASIC) chips. These ASIC chips are specifically to maximize the rate of hashing operations.

The Company measures our mining performance and competitive position based on overall hash rate being produced in our mining sites. The latest equipment in our fleet of miners, the Bitmain S19 XP performs with a maximum hashrate of 100 TH/s per unit and is on the cutting edge of available mining equipment. However, advances and improvements to the technology are ongoing and may be available in quantities in the market in the near future which may affect our perceived position.

Halving

Further affecting the industry, and particularly for the bitcoin blockchain, the cryptocurrency reward for solving a block is subject to periodic incremental halving. Halving is a process designed to control the overall supply and reduce the risk of inflation in cryptocurrencies using a Proof-of-Work consensus algorithm. At a predetermined block, the mining reward is cut in half, hence the term “halving”. For bitcoin, the reward was initially set at 50 bitcoin currency rewards per block and this was cut in half to 25 in November 28, 2012 at block 210,000 and again to 12.5 on July 9, 2016 at block 420,000 and on May 11, 2020 at block 630,000 when the reward was halved to 6.25. On April 19, 2024 it was halved again to 3.125. With each halving, the mining rewards to the miners are halved and the industry becomes a lot more competitive.. This process of halving will reoccur until the total amount of bitcoins in circulation reaches 21 million, which is expected to occur around 2140.

Network Hash Rate and Difficulty

In cryptocurrency mining, “hash rate” is a measure of the processing speed by a mining computer for a specific coin. An individual miner, has a hash rate total of its miners seeking to mine a specific coin. The higher total hash rate of a specific miner, as a percentage of the system wide total hash rate, generally results over time in a corresponding higher success rate in coin rewards as compared to miners with lower hash rates.

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

Property, Plant and Equipment

Effective July 2022, the Company no longer has any substantial business operations in China. However, it still maintains a small office of about 200 square meters for a staff of 3, who are engaged in accounting and administrative functions. There is no rental payable as this office is within a larger office occupied by a third party who pays the entire monthly rent of about $9,200 on a two year lease. The Company anticipates this arrangement to be only temporary as it will eventually move the back-office operations to the United States.

The Company also maintains a registered office at Level 24, Lee Garden One, 33 Hysan Avenue in Causeway Bay, Hong Kong SAR.

As the Company is in the bitcoin mining business, its investment in plant and equipment is substantial and is centered at its self-owned property at 4458 White Oak Road, Duff, TN 37729, where its principal subsidiary, Abit USA, operates.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating review

Bitcoin prices began to recover in early January 2023, vindicating the Company’s decision to place a large order for advanced state-of-the-art machines, the Bitmain Antminer S19XP in the third quarter of the previous year. The search for a suitable site intensified and in April, the Company bought a piece of land for $1.2 million in Duff, near the city of La Follette in Tennessee. Construction of the new mining center began in May 2023 and was completed by September 2023 at a total cost of $6.5 million.

The fiscal year 2023, therefore, only saw three months of operation, beginning in the first days of October with production output increasing month-by-month. However, bearing in mind the relative short period of operations, any direct comparison between the two financial years must be tempered with caution.

There was a total output of 43.93 bitcoins for the 2023 fiscal year, registering a revenue of approximately $1.68 million for the year. Direct cost of revenue comprising depreciation and electricity costs totaled $0.89 million while other operating overheads, primarily the remuneration of key site executives amounted to $0.17 million resulting in a profit of approximately $0.62 million. However, this profit was offset by the write-off of the remaining equipment imported from China of $7.37 million, as the performance of these machines was unexpectedly poor given its power consumption. Other administrative and general overheads topped approximately $1.47 million which was comparable with $1.67 million of the 2022 fiscal year, bringing the loss before taxation of $12.59 million, an improvement of about 42%.

Financial review

Cash and cash equivalents dwindled to approximately $0.88 million and the Company had to resort to a sale of 32.82 bitcoins to supplement its operating cash. Digital assets fell to $1.2 million as a result of this sale, with a mix of digital assets as some suppliers accepted payment in USDC and USDT.

Prospects

The halving of rewards in April meant that the immediate prospects of all miners look dim. Much will depend on bitcoin prices as previous halvings saw a substantial rise in bitcoin prices in the period after the significant halving event. In January 2024, the Securities and Exchange Commission approved the listing and trading of spot bitcoin exchange-traded product shares on U.S. stock exchanges and this has brought in a influx of funds from institutional investors, a favorable factor. Nonetheless, the prospects of continued profitability for bitcoin miners appear uncertain.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. DIRECTORS AND SENIOR MANAGEMENT

Our directors and executive officers are as follows;

Name	Age	Position
Conglin Deng	40	Chief Executive Officer and Director
Wanhong Tan	70	Chief Financial Officer
Khuat Leok Choong, Lionel	60	Independent Director and Audit Chair(1)(2)(3)
Tao Xu	36	Independent Director (1)(2)(3)
Chuan Zhan	54	Independent Director (1)(2)(3)
Panpan Wang	36	Non-Independent Director

(1)	Member of Audit Committee

(2)	Member of Compensation Committee

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

Mr. Chuan Zhan was appointed to the Board on November 30, 2021. He graduated from Changchun Institute of Technology with a Bachelor’s degree in Water Supply and Drainage, followed by a Research Fellowship and a Master’s Degree in Economics from the Hohai University in Nanjing, China in 1998.

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

6B. COMPENSATION

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31, 2023 and December 31, 2022.

Name and Principal Position	Fiscal Year	Salary ($)	Fees ($)	Total ($)
Conglin Deng	2023	120,000	-	120,000
Chief Executive Officer(1)	2022	120,000		120,000

Qinghu Hao(2)	2022	-	12,500	12,500
Former Chief Executive Officer

Wanhong Tan	2023	120,000	-	120,000
Chief Financial Officer	2022	120,000	-	120,000

Khuat Leok Choong, Lionel	2023		9,000	9,000
Independent Director and Audit Committee Chair	2022		18,000	18,000

Tao Xu	2023		5,000	5,000
Independent Director	2022		5,000	5,000

Chuan Zhan	2023		5.000	5,000
Independent Director	2022		5,000	5,000

Panpan Wang	2023		5,000	5,000
Director	2022		5,000	5,000

(1)	Conglin Deng was appointed as our Chief Executive Officer, effective on September 21, 2021.

(2)	Qinghu Hao resigned as the Chief Executive Officer, effective on March 24, 2022.

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

Code of Business Conduct and Ethics

On November 14, 2023, in connection with the Company’s name change, our Board of Directors adopted a Code of Business Conduct and Ethics of Abits Group Inc that applies to our directors, officers and employees. We intend to disclose on our website any amendments to the Code of Business Conduct and Ethics and any waivers of the Code of Business Conduct and Ethics that apply to any of our executive officers.

6D. EMPLOYEES

As of the date of this Report, the Company has a total of 11 full time employees, of which 4 are involved in Finance and Administration and the rest in the bit coin mining business.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of March 31, 2024 by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding ordinary shares;

●	Each of our director, director nominees and named executive officers; and

●	All directors and named executive officers as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options, warrants or other exercisable or convertible securities that are exercisable or convertible currently or within 60 days of March 31, 2024, to be outstanding and to be beneficially owned by the person holding the options, warrants or other currently exercisable or convertible securities for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws.

Percentage of
	Number of Shares	Ordinary Shares
	Beneficially	Beneficially	Percentage of
Name of Beneficial Owner	Owned	Owned(1)	Voting Power
Directors and Executive Officers:
Conglin Deng, CEO and Director (2)	-	-	45.7%
Wanhong Tan, CFO	-	-	-
Khuat Leok Choong, Lionel, Director	-	-	-
Tai Xu, Director	-	-	-
Chuan Zhan, Director	-	-	-
Panpan Wang, Director		*	*
All directors and executive officers as a group (six individuals)		*	45.7%

5% Beneficial Owners:
Danqing Sun (3)	1,852,000	5.2%	2.8%

(1)	The percentage of shares beneficially owned is based on 35,554,677 ordinary shares outstanding as of March 31, 2024.

(2)	Mr. Deng is the sole shareholder of Bridgeforrest (BVI) Inc, which holds 5,000,000 preferred shares of the Company. Each preferred share carries six ordinary votes at meetings of shareholders and as a result, Mr. Deng owns has approximately 45.7% of the outstanding voting power. His address is Unit 17-1008, Sanlitun Service Apartments, Chaoyang District, Beijing, China.

(3)	Address is 16 Xinjian Road, Xinhe Village, Wenling City, Zhejiang Province, China.

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

ITEM 9 THE OFFER AND LISTING DETAILS

Offer and listing details

Our ordinary shares are currently trading under the ticker symbol “ABTS.” The shares began trading under the ticker symbol “MOXC” on November 16, 2016 on the Nasdaq Capital Market. The ticker symbol was changed to ABTS effective on the Nasdaq Capital Market on November 17, 2023.

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

Rights, Preferences and Restrictions Attaching to Our Ordinary Shares. We are authorized to issue a maximum of 200,000,000 shares divided into the following classes of shares: (i) 150,000,000 ordinary shares, par value $0.001 per share; and (ii) 50,000,000 preferred shares, par value $0.00101 per share. As of March 31, 2024, 35,554,677 ordinary shares and 5,000,000 preferred shares were outstanding. Each share, regardless if it is part of a class of ordinary shares, has the right to one vote at a meeting of shareholders or on any resolution of shareholders, the right to an equal share in any dividend paid by us, and the right to an equal share in the distribution of surplus assets. Each preferred share has the right to three votes at a meeting of shareholders or on any resolution of shareholders but does not participate in any distribution of the company. We may by a resolution of the Board of Directors redeem our shares for such consideration as the Board of Directors determines.

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

Foreign Exchange Risk

The reporting currency is the U.S. dollar, but the Group has a subsidiary in China primarily involved in the administration and accounting functions of the Group. Its operating expenses are denominated in RMB and its annual expenditure is in the region of RMB 1 million. There is exposure to the fluctuations in the exchange rate between the U.S. dollar and the RMB but its impact on our results is considered minimal given the current level of expenditure.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2023 our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the year covered by this report. Disclosure controls and procedure include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. Our Management is responsible for monitoring the process pursuant to which information is gathered and analyzing such information to determine the extent to which such information requires disclosure, in the reports filed with the Securities and Exchange Commission.

Based on such evaluation, our CEO and CFO have concluded that as of December 31, 2023, the Company’s disclosure controls and procedures were ineffective due to the Company’s lacks of formal documented controls and procedures applicable to all officers and directors to disclose the required information under the Exchange Act.

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

As December 31, 2023 management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in by the Committee of Sponsoring Organizations of the Treadway Commission’s 2013 Internal Control Integrated Framework and SEC guidance on conducting such assessments. Based on that evaluation, they concluded that, during the period covered by this report, such internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules. This was primarily due to deficiencies that existed in the design or operation of our internal controls over financial reporting that adversely affected our internal controls. These deficiencies may be considered to be material weaknesses.

Identified Material Weakness

A material weakness in internal control over financial reporting is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected.

Management identified the following material weaknesses during its assessment of internal controls over financial reporting as of December 31, 2023:

(1)	A lack of understanding of the requirements of NASDAQ, made worse by a poor or no command of the English language

(2)	Mining records were not kept to the required standard and were not updated due to a lack of understanding of the various monitoring links and platforms.

As a result of the material weaknesses described above, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2023 based on criteria established in Internal Control—Integrated Framework issued by COSO (2013 framework). However, management does not believe that any of our annual or interim financial statements issued to date contain a material misstatement as a result of the aforementioned weaknesses in our internal control over financial reporting.

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

Our code of business conduct and ethics are publicly available on our website at http://www.abitsgroup.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Alliance LLP was appointed by the Company to serve as its independent registered public accounting firm for the year ended December 31, 2023 and 2022.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the periods indicated.

	December 31, 2023	December 31, 2022

Audit fees (1)	$100,000	$90,000
Audit related fees (2)	-	-
Tax fees (3)	-	-
All other fees (4)	-	-
Total	$100,000	$90,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are incorporated in the British Virgin Islands and our corporate governance practices are governed by applicable British Virgin Islands law. In addition, because our ordinary shares are listed on The Nasdaq Capital Market, we are subject to Nasdaq’s corporate governance requirements.

Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the NASDAQ Capital Market. NASDAQ Listing Rule 5635 (“NASDAQ Rule 5635”) generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ Capital Market prior to an issuance (or potential issuance) of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) certain transactions other than a public offering involving issuances equaling 20% or more of the Company’s ordinary shares or voting power for less than the greater of market or book value. Notwithstanding this general requirement, NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers like the Company to follow their home country practice rather than this shareholder approval requirement. The corporate governance practice in our home country, the British Virgin Islands, does not require to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described in NASDAQ Rule 5635 above. The Company has adopted and opted to follow British Virgin Islands practices in lieu of the requirements of NASDAQ Rule 5635 in connection with an issuance of securities.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. INSIDER TRADING POLICY

Not applicable.

Item 16K. Cybersecurity

Risk Management and Strategy

We have implemented processes for assessing, identifying and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident.

Our facility network at Duffis setup with a Fortigate 100F firewall and Cisco Catalyst 3850 coreswitch stack. The Cisco LAN network is configured with individual per rack Vlans with no access to any other racks so that if a problem were to ever occur that they are isolated to single rack networks and could not effect other racks in the facility.

Access to coreswitch, server, firewall, and camera systems is limited to only two executives, the site manager and the general manager.  Passwords are not shared and office network, camera segments, server infrastructure all have their own individual networks as well. There is no guest wifi setup and only an office network with which the techs can diagnose and resolve network issues/troubleshoot miners.

Physical access to site has been addressed as server cabinets/network switches are under lock and key. The facility itself has a great amount of physical security as well in regards to being able to physically access networks and miners, locked gates and doors are in place at all times. Remote access to the site is limited to tech level access via foreman, and adminstrator access to authorized personnel only. Remote access to servers and internal systems is limited to the site manager and general manager only.

Our General Manager is engaged in continuous monitoring of our applications, systems and infrastructure to ensure prompt identification and response to potential cybersecurity issues, including emerging cybersecurity threats. Given our current scale of operation, the Company does not have the resources to engage third parties to assess our internal cybersecurity programs and compliance with applicable practices and standards.]

Governance

Our Company’s Board of Directors has oversight responsibility for the Company’s overall risk management, including cybersecurity risks, and has not delegated oversight authority for cybersecurity risks to any committee. Our management, led by our Chief Executive Officer and Chief Financial Officer, is responsible for assessing, identifying and managing material cybersecurity risks and threats to our Company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incidents if any.

In 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, we face potential cybersecurity threats that, if realized, would materially affect us. These threats include but are not limited to ransomware and malware attacks, and compromised business email and other social engineering threats. Our service providers, suppliers and business partners also face similar cybersecurity risks, which could have an adverse impact on our business. Additional information on cybersecurity risks we face is discussed in Part I, Item 1A, “Risk Factors - Risks due to hacking or adverse software event”; - Cryptocurrencies, including those maintained by or for us, may be exposed to cybersecurity threats and hacks.”

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit	Included	Form	Filing Date
1.1	Amended and Restated Memorandum and Articles of Association of Moxian (BVI) Inc	By Reference	6-K	2021-12-06
1.2	Memorandum and Articles of Association of Abits Group Inc	By Reference	6-K	2023-11-16
2.1	Agreement and Plan of Merger	By Reference	F-4	2021-05-28
2.2	Description of Securities Registered under Section 12 of the Exchange Act	Herewith
4.1	Share Purchase Agreement dated December 6, 2021, by and among Moxian (BVI) Inc and certain non-U.S. accredited investors	By Reference	6-K	2021-12-06
4.2	Asset Purchase Agreement dated December 6, 2021 by and between Woodland Corporation Limited and Starta Technology Services Limited	By Reference	6-K	2021-12-06
4.3	Employment Agreement between Moxian (BVI) Inc and Wanhong Tan	By Reference	6-K	2022-01-10
8.1	List of subsidiaries of the Company	Herewith
11.1	Code of Ethics of the Company	Herewith
12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)	Herewith
12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)	Herewith
13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith
13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith
97.1	Clawback Policy	Herewith
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this transition report on its behalf.

Abits Group Inc

Date: April 30, 2024	By:	/s/ Deng Conglin
	Name:	Deng Conglin
	Title:	Chief Executive Officer
(Principal Executive Officer)

Date: April 30, 2024	By:	/s/ Tan Wanhong
	Name:	Tan Wanhong
	Title:	Chief Financial Officer
(Principal Financial Officer)

55

56

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of ABITS Group Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ABITS Group Inc. and subsidiaries (formerly known as MOXIAN (BVI) INC) (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, changes to shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph

As discussed in Note 2 to the financial statements, the Company retrospectively changed its accounting for digital assets.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

/s/ Audit Alliance LLP

Singapore

April 30, 2024

PCAOB ID number: 3487

We have served as the Company’s auditor since 2023.

ABITS GROUP INC.

CONSOLIDATED BALANCE SHEETS

		As of
	Note	December, 2023	December 31, 2022
ASSETS
Property, equipment and vehicles	4	$9,465,567	$12,553,408
Digital assets	3	1,194,157	7,087,747
Current Assets
Cash and cash equivalents		884,199	2,505,286

Other receivables, deposits and prepayments	5	774,345	2,384,976

Total assets		$12,318,268	$24,531,417

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Other payables and accruals		$1,005,608	$613,455
Stockholders’ equity
Preferred stock	6	5,050	5,050
Common stock	6	35,554	35,554
Additional paid-in capital		89,290,193	89,290,193
Accumulated deficit		(77,893,723)	(65,308,474)
Accumulated other comprehensive income		(124,414)	(104,361)
Stockholders’ equity		$11,312,660	$23,917,962

Total liabilities and stockholders’ equity		$12,318,268	$24,531,417

See accompanying notes to consolidated financial statements

ABITS GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		Year Ended	Year Ended
	Note	December 31, 2023	December 31, 2022
Revenue		$1,681,533	$164,428
Direct costs of revenue		(891,919)	(461,290)
Other operating overheads		(4,530,950)	(6,997,684)
Provision for impairment in value of miners		(7,364,650)	(11,889,000)
Change in value of digital assets		92,115	(76,681)
Loss from operations		(11,013,871)	(19,260,227)
Administrative and general overheads		(1,469,403)	(1,666,824)
Loss on disposal of fixed assets		(83,125)	-
Gain on divestment of entire equity interest in subsidiary	7	-	406,938
Write-off of an investment associated with the divestment	7	-	(1,000,001)
Finance expenses		(18,851)	-

Loss before tax		(12,585,250)	(21,520,114)
Foreign exchange adjustment		(20,053)	-
Comprehensive loss for the year		$(12,605,303)	$(21,520,114)

Basic and diluted loss per ordinary share		$ (0.355)	$(0.629)

Basic and diluted average number of ordinary shares outstanding		35,554,677	34,221,334

See accompanying notes to consolidated financial statements

ABITS GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES TO STOCKHOLDERS’ EQUITY

	Preferred Shares		Ordinary Shares		Additional paid-in	Accumulated	Accumulated other comprehensive
	Number	Amount	Number	Amount	capital	deficit	income	Total
Balance, December 31, 2021	5,000,000	5,050	19,554,677	19,554	49,306,193	(43,788,360)	1,024,579	6,567,016
Foreign currency translation adjustment	-	-	-	-	-	-	(1,128,940)	(1,128,940)
Issuance of new ordinary shares for proceeds	-	-	16,000,000	16,000	39,984,000	-	-	40,000,000

Net loss for the year						(21,520,114)		(21,520,114)
Balance, December 31, 2022	5,000,000	5,050	35,554,677	35,554	89,290,193	(65,308,474)	(104,361)	23,917,962
Foreign currency translation adjustment							(20,053)	(20,053)
Net loss for the year						(12,585,250)		(12,585,250)
Balance, December 31, 2023	5,000,000	5,050	35,554,677	35,554	89,290,193	(77,893,724)	(124,414)	11,312,660

See accompanying notes to consolidated financial statements

ABITS GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended	For the Year Ended
	December 31, 2023	December 31, 2022

Net loss for the year	$(12,585,250)	$(21,520,114)
Adjustments to reconcile to cash used in operating activities:

Depreciation of property, and equipment	4,973,729	6,264,700
Provision for dimunition in value for miners	7,364,650	11,889,000
Write off of an investment associated with the divestment of a subsidiary	-	1,000,001
Gain on the divestment of a subsidiary	-	(406,938)
Provision for impairment in value of digital assets	-	76,681
Changes in operating assets and liabilities:
Other receivables, deposits and prepayments	2,400,297	(3,868,841)
Account and other payables	(397,513)	(585,482)
Digital assets		(164,428)
Net cash used in operating activities	1,755,913	(7,315,421)

Cash flows from investing activities:
Purchase of property and equipment	(9,250,538)	(30,707,108)
Proceeds from the divestment of a subsidiary	-	128
Addition/(Utilization) of digital assets	5,893,591	(2,000,000)
Net cash (used in) investing activities:	(3,356,947)	(32,706,980
Cash from financing activities

Proceeds from issuance of new shares	-	40,000,000
Net cash from financing activities:	-	40,000,000
Net outflows for the year	(1,601,034)	(22,401)
Effect of exchange rates on cash and cash equivalents	(20,053)	(20,283)
Net increase/(decrease) in cash and cash equivalents	(1,621,087)	(2,118)
Cash and cash equivalents, beginning of year	2,505,286	2,507,404
Cash and cash equivalents, end of year	$884,199	$2,505,286

See accompanying notes to consolidated financial statements

ABITS GROUP INC

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

On December 28, 2021 in a Special Meeting of shareholders, the Company approved the issue of up to 20 million new ordinary shares of the Company, at a price of $2.50 per share to certain non-US based accredited investors. On February 11, 2022 the Company completed this private placement and issued 16 million new shares, raising $40 million, which it has used in bitcoin mining operations.

The Company operates in the United States of America through its wholly-owned subsidiary, Abit USA, Inc which has a mining facility in the town of Duff, Eastern Tennessee.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name of entity	Background	Ownership
Abit Hong Kong Limited	Investment Holding	100% owned by Abits Group Inc
Abit USA, Inc.	Bitcoin Mining	100% owned by Abit Hong Kong Limited
Beijing Bitmatrix Technology Co. Ltd	In-house Support Services	100% owned by Abit Hong Kong Limited

2. Summary of principal accounting policies

Basis of presentation and consolidation

The accompanying consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and include all the subsidiaries of the Group. The financial year-end of the Company is December 31. The consolidated results are presented as of the years ended December 31, 2023 and December 31, 2022. All intercompany transactions and balances have been eliminated in the consolidation.

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

ABITS GROUP INC

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

Property, Equipment and Vehicles, net

Property and equipment are recorded at cost less accumulated depreciation and amortization. Significant additions or improvements extending useful lives of assets are capitalized. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are computed using the straight-line method over the estimated useful lives as follows:

Electronic and mining equipment	3-6 years
Furniture and fixtures	3-6 years
Vehicles	3 years

The Company owns the land used for its mining center; There is no depreciation on this land.

Intangible assets, net

Intangible assets, comprising Intellectual property rights (“IP rights”) and software, which are separable from property and equipment, are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of 3- 10 years.

ABITS GROUP INC

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

Digital assets

Digital assets are included in non-current assets in the accompanying consolidated balance sheets. Digital assets purchased are recorded at cost and digital assets awarded to the Company through its mining activities are accounted for in connection with the Company’s revenue recognition policy disclosed below.

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

Meanwhile, on December 13, 2023, the FASB issued ASU 2023-08, which addresses the accounting and disclosure requirements for certain crypto assets. The new guidance requires entities to subsequently measure certain crypto assets at fair value, with changes in fair value recorded in net income in each reporting period. For all entities, the ASU’s amendments are effective for fiscal years beginning after December 15, 2024, including interim periods within those years. Early adoption is permitted. If an entity adopts the amendments in an interim period, it must adopt them as of the beginning of the fiscal year that includes that interim period.

Effective January 1, 2023, the Company early adopted ASU 2023-08, which requires entities to measure crypto assets at fair value with changes recognized in the Consolidated Statement of Comprehensive Income (Loss) each reporting period.

The Company’s digital assets are within the scope of ASU 2023-08 and the transition guidance requires a cumulative-effect adjustment as of the beginning of the current fiscal year for any difference between the carrying amount of the Company’s digital assets and fair value.

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

ABITS GROUP INC

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

The consideration is all variable. Because it is probable that a significant reversal of cumulative revenue will not occur and the Company is able to calculate the payout based on the contractual formula, noncash revenue is estimated and recognized based on the spot price of Bitcoin determined using the Company’s primary trading platform for bitcoin at the inception of each contract, which is determined to be daily. Non cash consideration is measured at fair value at contract inception. Fair value of the crypto asset consideration is determined using the quoted price on the Company’s primary trading platform for bitcoin at the beginning of the contract period at the single bitcoin level (one bitcoin). This amount is estimated and recognized in revenue upon inception, which is when hash rate is provided.

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

ASC 740 “Income taxes” clarifies the accounting for uncertainty in tax positions. This interpretation requires that an entity recognizes in the financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of operations. The Company evaluate the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023 and December 31, 2022, the Company did not have any unrecognized tax benefits. The Company does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months.

ABITS GROUP INC

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

The exchange rates applied are as follows:

Balance sheet items, except for equity accounts	December 31, 2023	December 31, 2022
RMB:USD	7.0827	6.8979
HKD:USD	7.8157	7.7990

Items in the statements of operations and comprehensive loss, and statements cash flows:

	December 31, 2023	December 31, 2022
RMB:USD	7.0467	6.4525
HKD:USD	7.8284	7.7727

Earnings per share

Basic gain per share is based on the weighted average number of ordinary shares outstanding during the period while the effects of potential ordinary shares outstanding during the period are included in diluted earnings per share.

FASB Accounting Standard Codification Topic 260 (“ASC 260”), “Earnings Per Share,” requires that employee equity share options, non-vested shares and similar equity instruments granted to employees be treated as potential ordinary shares in computing diluted earnings per share. Diluted earnings per share should be based on the actual number of options or shares granted and not yet forfeited, unless doing so would be anti-dilutive. The Company uses the “treasury stock” method for equity instruments granted in share-based payment transactions provided in ASC 260 to determine diluted earnings per share. Antidilutive securities represent potentially dilutive securities which are excluded from the computation of diluted earnings or loss per share as their impact was antidilutive.

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

ABITS GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In June 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which was codified with its subsequent amendments as Accounting Standards Codification (“ASC”) Topic 326, Financial Instruments – Credit Losses (“ASC 326”). ASC 326 seeks to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments, including trade receivables, and other commitments to extend credit held by a reporting entity at each reporting date. The amendments require an entity to replace the incurred loss impairment methodology in other GAAP with a methodology that reflects current expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The updated guidance is effective for the Company for annual reporting periods beginning after December 15, 2022, and early adoption is permitted. In connection with the Company’s acquisitions during the year ended December 31, 2021, the Company adopted this standard on January 1, 2021 and the adoption did not have a material impact on the financial statements and related disclosures.

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

ABITS GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Digital assets

	2023		2022
BTC	Number	Value	Number	Value
Stock of bitcoins at the beginning of the year	5.29	87,747	0	0
Mined during the year	43.93	1,681,533	5.29	87,747
Exchanged for USD	(23.23)	(889,084)	0	0
Exchanged for USDT	(9.59)	(226,256)
Change in fair value of Bitcoin		39,448
Stock of bitcoins at the end of the year	16.41	693,389	5.29	87,747

USDC
Balance brought forward:
Proceeds from issue of new preferred shares		5,000,000		5,000,000
Proceeds from issue of new ordinary shares		2,003,109		33,200,000
Exchange for USD		889,084
				0
Procurement of equipment and expenses		(7,571,735)		(31,200,000)

Balance carried forward		320,458		7,000,000

USDT:
Proceeds from exchange of bitcoins		226,256		0
Procurement of equipment and expenses		(127,546)		0
Proceeds from Sale of used equipment		81,600		0
		180,310		0

Total per Note 3 to Balance Sheet		1,194,157		7,087,747

For the year ended December 31, 2023, the Company made an allowance of $ Nil (2022: $84,750) to recognize an impairment in value of its holdings of bitcoin.

4. Property, equipment and vehicles

Cost:	Land	Plant	Equipment	Vehicles	Total

Balance, January 1			18,684,800	133,308	18,818,108
Additions	1,208,949	2,157,211	5,884,378		9,250,538
Disposals			-7,364,650		-7,364,650
Balance, December 31	1,208,949	2,157,211	17,204,528	133,308	20,703,996

Depreciation:

Balance, January 1			6,228,200	36,500	6,264,700
Charge for the year		71,907	322,269	48,603	442,779
Acc.depn on disposals			4,530,950		4,530,950
Balance, December 31		71,907	11,081,419	85,103	11,238,429

Net book value:

Balance, January 1	0	0	12,456,600	96,808	12,553,408

Balance, December 31	1,208,949	2,085,304	6,123,109	48,205	9,465,567

ABITS GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Other receivables, deposits and prepayments

Included in the FY2022 total of other receivables, deposits and prepayments is an amount of $2,374,700 paid to Bitmain Technologies Limited for an irrevocable order of 1,140 units of supercomputing servers which were delivered in 2023 and capitalized as part of the equipment in Note 4 above. The prepayment account for 2023 is 397,000, which is the prepayment for the last fleet of machines signed with Bitmain. The deposit of $375,000 is a deposit for electricity with the La Follette Utilities.

6. Capital Stock

Preferred

Authorized: 50,000,000 shares, par value $0.00101 per share

Issued and fully paid: As of December 31, 2023 and December 31, 2022, 5,000,000 shares

Ordinary

Authorized: 150,000,000 shares, par value $0.001 per share

Issued and fully paid

	2023	2022

As of January 1	35,554,677	19,554,677
Issued during the year	-	16,000,000
As of December 31	35,554,677	35,554,677

7. Divestment of a subsidiary

In July 2022, the Company divested its entire interest in Moxian (Hong Kong) Liu Jian Tao for a consideration of HK$1,000, based on a willing buyer, willing seller basis. Moxian (Hong Kong) Limited is a holding company with interests in several wholly-owned subsidiaries in Shenzhen, Beijing, Shanghai and Malaysia as well as a variable entity in Shenzhen and has made losses since inception. and have been largely dormant since September 2018. The directors consider this divestment to be in the best interests of the Company as it has decided to pursue other business opportunities which are based outside the People’s Republic of China. The divested company and its subsidiary companies have had many years of losses since their inception and have gradually ceased business operations because of a lack of working capital, little or no market penetration and highly competitive pressure.

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

8. Income taxes

The Company and its subsidiary companies file separate income tax returns.

The United States of America

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “Act”) was signed into law making significant changes to the Internal Revenue Code. Changes include, but are not limited to, a U.S. corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017, the transition of U.S. international taxation from a worldwide tax system to a territorial system, and a one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings as of December 31, 2017. As the Company has a December 31 fiscal year-end, the lower corporate income tax rate will be phased in, resulting in a U.S. statutory federal rate of approximately 24.5% for our fiscal year ending December 31, 2018, and 21% for subsequent fiscal years. Accordingly, we have to remeasure our deferred tax assets on net operating loss carryforward in the U.S. at the lower enacted cooperated tax rate of 21%. However, this re-measurement has no effect on the Company’s income tax expenses as the Company has provided a 100% valuation allowance on its deferred tax assets previously.

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

ABITS GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Abit USA, Inc was incorporated under the laws of the State of Delaware on April 27, 2022.

British Virgin Islands

Moxian BVI is incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, Abits Group Inc is not subject to tax on income or capital gains. In addition, upon payments of dividends the Company, no British Virgin Islands withholding tax is imposed.

Hong Kong

Abit Hong Kong is incorporated in the Special Administrative Region of Hong Kong where the profits tax rate is 16.5%. It commenced operations in 2023 but did not derive any taxable income.

PRC

Effective from January 1, 2008, the PRC’s statutory income tax rate is 25%. The Company’s sole PRC subsidiary, Beijing Bitmatrix Technology Co. Ltd. has not derived any taxable income since inception. It provides administrative and accounting services to other subsidiary companies.

Income Tax	Years Ended December 31

(Loss)/Income before income taxes	(12,585,250)
Current income tax expense	0
Deferred tax benefits	0
Total income taxes expenses	0

(Loss)/Income before income taxes	(12,585,250)
Income tax computed at different regions statutory tax rate	0
Effect of non-taxable income	0
Effect of non-deductible expenses	0
Effect of preferential tax rate	0
Deferred tax assets losses not recognized	0
Others	0

Income Tax	0

9. Commitments and contingencies

Operating Lease

As of the date of this report, the Company has no property under an operating lease.

