Form 20-F
period 2024-12-31
Abits Group Inc
filed 2025-04-30
CIK 1864055

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number 333-256665

ABITS GROUP INC

(Exact name of Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Level 24 Lee Garden One 33 Hysan

Avenue Causeway Bay Hong Kong SAR

(Address of principal executive offices)

Wanhong Tan, Chief Financial Officer

+852 9855 6575– telephone

yf@abitgrp.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Symbol	Name of each exchange on which registered
Ordinary shares, no par value per share	ABTS	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the transition report: 2,370,139 ordinary shares as of December 31, 2024 (retroactively adjusted to reflect the one-for-fifteen share consolidation effected on March 10, 2025).

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

☐ Yes ☐ No

ABITS GROUP INC

FORM 20-F ANNUAL REPORT

i

PART I

CERTAIN INFORMATION

In this annual report on Form 20-F, unless otherwise indicated, “we,” “us,” “our,” the “Company,” “Moxian BVI” and “Moxian” refer to Abits Group Inc, a company incorporated in the British Virgin Islands, and when describing the financial results of Abits Group Inc, also includes its consolidated subsidiaries, unless the context indicates otherwise..

References to “subsidiaries” are to:

●	Abit Hong Kong Limited (“Abit Hong Kong”), a company established under the laws of Hong Kong SAR and a wholly-owned subsidiary of Abits Group Inc;

●	Abit USA, Inc (“Abit USA”), a company incorporated in the State of Delaware, and a wholly-owned subsidiary of Abit Hong Kong;

●	Beijing Bitmatrix Technology Co. Ltd. (“Bitmatrix”), a company incorporated under the laws of the People’s Republic of China and a wholly-owned subsidiary of Abit Hong Kong
●	Abits Inc (“Abit”), a company incorporated in the State of Delaware, and a wholly-owned subsidiary of Abit Hong Kong;

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

ITEM 3. KEY INFORMATION

Our Corporate Structure

Abits Group Inc, or Abits, is a British Virgin Islands holding company (the “Company”) resulting from a merger with its U.S. domiciled parent holding company in August 2021. As a holding company with no material operations of its own, the Company conducts its operations in the United States through its subsidiaries, Abit USA, Inc. and Abits Inc.

In July 2022, the Company divested its entire interest in Moxian (Hong Kong) Limited, or Moxian HK, with the result that it no longer has any substantial business operations in the PRC, other than certain administrative functions supported by a wholly owned indirect subsidiary located in Beijing. To reflect that change, the Company changed its name to Abits Group Inc as it now solely operates in the bitcoin mining industry, with principal operations in the United States through its wholly-owned subsidiary, Abit USA, Inc.

As of the date of this report, we have the following wholly-owned subsidiaries:

Subsidiary	Jurisdiction of incorporation
Abit Hong Kong Limited	Hong Kong
Abit USA, Inc.	Delaware
Abits Inc.	Delaware
Beijing Bitmatrix Technology Co. Ltd.	China

The Holding Foreign Companies Accountable Act

Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (“HFCAA”), as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely our auditor for a period of two consecutive years, and that as a result an exchange may determine to delist our securities.

As part of a continued regulatory focus in the U.S. on access to audit and other information protected by national law, in June 2019, a bipartisan group of lawmakers introduced bills in the U.S. Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. On May 20, 2020, the U.S. Senate passed the HFCAA. The HFCAA was approved by the U.S. House of Representatives on December 2, 2020. On December 18, 2020, the HFCAA was signed into law by the U.S. President. The HFCAA requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years beginning in 2021. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of the disclosure and documentation requirements of the HFCAA.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”) and on December 29, 2022, the Consolidated Appropriations Act was signed into law by the U.S. President, which contained a provision identical to the AHFCAA and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before an issuer’s securities may be prohibited from trading or delisted. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

Pursuant to the HFCAA, on December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by mainland China and Hong Kong authorities in those jurisdictions, and identified the registered public accounting firms in mainland China and Hong Kong that were subject to such determinations. On June 14, 2022, we were conclusively identified by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021, which contained the audit report issued by Centurion ZD CPA & Co. (“Centurion”), a registered public accounting firm headquartered in Hong Kong that the PCAOB had determined it was previously unable to inspect or investigate completely because of a position taken by an authority in such jurisdiction. Effective June 30, 2022, we appointed Audit Alliance LLP (“Audit Alliance”) as our independent registered public accounting firm for the fiscal year ended December 31, 2022 and accepted the resignation of Centurion, effective on the same date. Audit Alliance was not among the registered public accounting firms listed on the determination list issued by the PCAOB.

On August 26, 2022, the PCAOB signed a Statement of Protocol (SOP) Agreement with the CSRC and the Ministry of Finance, or the MOF, of the PRC regarding cooperation in the oversight of PCAOB-registered public accounting firms in the PRC and Hong Kong to establish a method for the PCAOB to conduct inspections of PCAOB-registered public accounting firms in the PRC and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated its previous 2021 adverse determinations. However, should the PCAOB fails to have complete access in the future, the PCAOB will consider the need to issue a new determination.

Our current auditor, Audit Alliance LLP, is based in the Republic of Singapore and gives complete access to the PCAOB on a regular basis. Our auditor is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination. Notwithstanding the foregoing, in the future, if the PCAOB determines that it is unable to inspect or investigate our auditor completely, or if there is any regulatory change or step taken by any regulators that does not permit our auditor to provide audit documentations to the PCAOB for inspection or investigation, our investors would be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected or investigated by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in mainland China or Hong Kong that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, which could result in restriction to our access to the U.S. capital markets, and trading of our securities, including trading on the national exchange or “over-the-counter” markets, may be prohibited under the HFCAA.

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

Permissions Required from the PRC Authorities

We conduct substantially all of our business operations in the United States through our U.S. subsidiaries. Our PRC subsidiary, Bitmatrix, provides limited in-house administrative support to us and our other subsidiaries and does not conduct any revenue generating business. As of the date of this report, Bitmatrix is required to obtain, and has obtained, a business license, and we are not aware that Bitmatrix is required to obtain any other permission or approval from the PRC authorities or any permission or approval has been denied.

While Bitmatrix does not conduct substantial business operations and its function is limited solely to intra-subsidiary administrative support, certain PRC laws and regulations may be applicable to it as a PRC company.

On February 17, 2023, China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and the relevant five guidelines, which became effective on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to complete the filing procedure with the CSRC and report relevant information. The Trial Measures provides that if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. As advised by Jincheng Tongda & Neal, our counsel as to PRC law, under current PRC laws, regulations and rules, neither we nor our PRC subsidiary is required to submit applications for the approval of the CSRC in connection with our securities offerings based on the facts that (i) we are a company incorporated in the British Virgin Islands, with none of our operating revenue, 1% of our total loss, 2% of our total assets or 3% of our net assets in the fiscal year ended December 31, 2024 generated from mainland China; (ii) our business activities are not primarily conducted in mainland China, the main places of the our business are located outside mainland China; and the majority of our senior management members managing our bitcoin mining operations are non-PRC citizens and have their usual places of residence located outside mainland China. Our CEO, Mr. Deng, maintains his residence in the U.S. and spends a significant amount of time each year in the U.S. overseeing and managing the overall operations of our bitcoin mining business. Our CFO, Mr. Tan, is neither a PRC citizen nor maintains his usual place of residence in mainland China. The senior management member in charge of our bitcoin mining operations, Mr. Phillip Hicks, is a U.S. citizen residing in the U.S.

On July 7, 2022, the Cyberspace Administration of China (“CAC”) issued the Measures for Security Assessment of Cross-border Data Transfer, or the Measures, which took effect on September 1, 2022. According to the Measures, in addition to the self-risk assessment requirement for provision of any data outside Mainland China, a data processor shall apply to the competent cyberspace department for data security assessment and clearance of outbound data transfer in any of the following events: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by an operator of critical information infrastructure or a data processor which has processed more than one million users’ personal data; (iii) outbound transfer of personal information by a data processor which has made outbound transfers of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively since January 1 of the previous year; (iv) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC. Our PRC subsidiary’s activity related to cross-boarder data transfer is limited to our corporate and personnel internal uses and does not fall under any of the above specified categories. From January 1, 2022 to the date of this report, our PRC subsidiary made outbound data transfers of significantly less than one hundred thousand users’ personal information or ten thousand users’ sensitive personal information cumulatively.

Based on PRC laws and regulations effective as of the date of this report, we believe that we have not entered into a transaction or offering that would require us or Bitmatrix to obtain any permission from the CSRC, the CAC, or any other PRC authority. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot assure you that Bitmatrix or us will not be required to obtain other permits or licenses for Bitmatrix’s limited in-house administrative support activities. If it is required to obtain additional licenses, permits, filings or approvals for its intra-company services in the future, we may transfer such function to our U.S. subsidiaries and cease Bitmatrix’s activity, and therefore we do not expect to be materially adversely affected any changes with respect to Bitmatrix’s deregistration.

Cash Flows through Our Organization

Abits is a holding company with no operations of its own. It conducts substantially all of its operations through its principal subsidiary in the United States, Abit USA.

Our PRC subsidiary, Bitmatrix, is a stand-alone operation that has its own banking account in China, with cash reserves of approximately RMB1.0 million, sufficient for its own use for the foreseeable future. It does not rely on any funding from Abits, the public holding company, or from any of other subsidiary companies. Bitmatrix’s expenses are solely in Renminbi.

Abit USA, the subsidiary with our principal business operations in the prior three fiscal years, finances not only its own operating expenses in the United States but also settles the corporate expenses of the holding company, Abits, and the limited corporate expenses of Abit Hong Kong, both of which have no operations of their own. These advances are treated as inter-company loans which are non-interest bearing and have no fixed terms of repayment. Abit USA derives its funds from the sale of bitcoins generated from its bitcoin mining operations.

Abit USA’s inter-company loans for each of the three years ended December 31, 2024 were as follows:

	Year ended December 31
	2024	2023	2022

Amount due from Abits Group Inc	1,241,125	590,188	-550,933

Amount due from Abit Hong Kong	880,841	283,058	—

In general, as a holding company, Abits may rely on dividends or payments by its subsidiaries to fund its cash and financing requirements, including funds necessary to pay dividends or other distributions to our shareholders and investors, to pay any debts we may incur, and to pay operating expenses.

Our U.S. subsidiaries may provide dividend or other distributions to us through our Hong Kong subsidiary. Our Hong Kong subsidiary is permitted under Hong Kong law to provide funding to us through dividend distributions or payments, without restrictions on the amount of the funds. If our subsidiaries incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Our PRC subsidiary’s only function is to provide administrative support to us and other subsidiaries, and it does not generate revenue and is not expected to make any cash or other distributions.

As of the date of this report, none of our subsidiaries has issued any dividends or distributions to us, and we have not made any dividends or distributions to our shareholders. Our subsidiaries in the U.S. generate and retain cash generated from operating activities and reinvest it in our business.

We are permitted under BVI law to provide funding to our subsidiaries through loans or capital contributions without restrictions on the amount of the funds, subject to complying with applicable laws (including with respect to economic substance). Abit Hong Kong is also permitted under Hong Kong law to provide funding to its subsidiaries through loans or capital contributions without restrictions on the amount of the funds.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to our PRC subsidiary through loans or capital contributions, subject to the satisfaction of the applicable government registration and approval requirements. If we provide loans to our PRC subsidiary, we will be required to make filings about details of the loans with the State Administration of Foreign Exchange of the PRC (“SAFE”) in accordance with relevant PRC laws and regulations. If our subsidiary in China receives loans, it is only allowed to use the loans for the purposes set forth in these laws and regulations. There have been no loans or such filings with SAFE on loans, or capital contributions, to our PRC subsidiary since our inception.

We have never declared or paid any cash dividends on our ordinary shares. We do not have any plan to pay any cash dividends on our shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to support operations and to finance the growth and development of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant.

As of the date of this report, we do not anticipate any difficulties on our ability to transfer cash between our subsidiaries other than Bitmatrix which is a stand-alone operation and has enough working capital of its own for the foreseeable future. We have not adopted cash management policy that dictate the amount of such funds and how such funds are transferred.

Selected Financial Data

The following table presents the selected consolidated financial information of our Company as of 2024, 2023 and 2022. The selected consolidated statements of operations data and the selected consolidated balance sheets data have been derived from our audited consolidated financial statements, of which that for the year ended December 31, 2024 and December 31. 2023 are included in this annual report. These audited consolidated financial statements begin on F-1 and are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this report.

Summary Consolidated Statements of Operations:

	Year ended December 31
	2024	2023	2022

Revenue	6,711,225	1,681,533	161,428

Profit /(Loss) from operations	3,375,406	1,226,065	(19,260,227)

Loss before taxation	(798,293)	(12,585,250)	(21,520,114)

Summary Consolidated Balance Sheet Data:

The following table presents our summary consolidated balance sheet data as of December 31, 2024 and December 31, 2023.

	December 31	December 31
	2024	2023

Cash and cash equivalents	1,118,929	884,199
Digital assets	257,753	1,194,157
Property, equipment and vehicles	9,435,908	9,465,567
Other assets	558,707	774,345
Total assets	11,371,297	12,318,268
Total liabilities	(990,347)	(1,005,608)
Shareholders’ equity	10,380,950	11,312,660

B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

C. Reasons for the Offer and Use of Proceeds

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

Summary Of Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

General Risks

●	Failure to manage our liquidity and cash flows may materially and adversely affect our financial conditions and results of operations. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all.
●	We have a history of operating losses, and we may not be able to achieve or sustain profitability; we have recently shifted our bitcoin mining business, and we may not be successful in this business.
●	Our results of operation may fluctuate significantly and may not fully reflect the underlying performance of our business.
●	We may acquire other businesses, form joint ventures or acquire other companies or businesses that could negatively affect our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense; notwithstanding the foregoing, our growth may depend on our success in uncovering and completing such transactions.
●	From time to time, we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

Risks Related to Bitcoin Mining

●	Our results of operations are expected to vary with Bitcoin price volatility.
●	Our mining operating costs outpace our mining revenues, which could seriously harm our business or increase our losses.
●	We have an evolving business model which is subject to various uncertainties.
●	Regulatory changes or actions may alter the nature of an investment in us or restrict the use of cryptocurrencies in a manner that adversely affects our business, prospects or operations.
●	The development and acceptance of cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate.
●	Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in bitcoin-related activities or that accept cryptocurrencies as payment, including financial institutions of investors in our securities.
●	We may face risks of Internet disruptions, which could have an adverse effect on the price of cryptocurrencies.
●	Acceptance and/or widespread use of bitcoin is uncertain.
●	The decentralized nature of bitcoin systems may lead to slow or inadequate responses to crises, which may negatively affect our business.
●	Our bitcoins may be subject to loss, theft or restriction on access.
●	There is a lack of liquid markets, and possible manipulation of blockchain/bitcoin-based assets.
●	Incorrect or fraudulent bitcoin transactions may be irreversible.
●	Our reliance primarily on a single model of miner may subject our operations to increased risk of mine failure.
●	Our future success will depend in large part upon the value of bitcoin; the value of bitcoin may be subject to pricing risk and has historically been subject to wide swings.
●	Cryptocurrencies, including those maintained by or for us, may be exposed to cybersecurity threats and hacks.
●	We are subject to risks associated with our need for significant electrical power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations, such as ours.
●	We may not adequately respond to price fluctuations and rapidly changing technology, which may negatively affect our business.

Risks Involving Intellectual Property

●	Bitcoin and bitcoin mining operations rely on software and specialized technology.
●	We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.
●	We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations
●	Our platform and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Risks Related to Limited Operations in the Jurisdictions in which Our Subsidiaries Have Presence

●	Trading in our ordinary shares may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely our auditor for a period of two consecutive years and as a result, Nasdaq may determine to delist our securities.

●	While our business operations are not based in mainland China or Hong Kong, we may face uncertainties in the interpretation and application of PRC laws and regulations related to the limited activities conducted by our PRC subsidiary if the future PRC laws or regulations are applied in a manner that would result in material and adverse effects on us.

●	Our financial condition and results of operations could be materially and adversely affected if we were to be required to comply with cybersecurity, data protection, or any other related PRC laws and regulations and were found to be noncompliant with such laws and regulations.

●	If we were to be required to obtain any permission or approval from or complete any filing procedures with the CSRC, the CAC, or other PRC governmental authorities under the PRC laws, we could be subject to fine, penalty or other regulatory sanctions.

●	We could be negatively affected as a result of being previously associated with our former subsidiaries divested in 2022 which had conducted business operations in mainland China.

Risks Related to Our Ordinary Shares

●	Our ordinary shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.
●	We are not likely to pay cash dividends in the foreseeable future.
●	You may face difficulties in protecting your interests as a shareholder, as the laws of British Virgin Islands provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the United States courts.
●	Volatility in our ordinary shares price may subject us to securities litigation.
●	We may be unable to comply with the applicable continued listing requirements of the Nasdaq Capital Market, which may adversely impact our access to capital markets and may cause us to default certain of our agreements

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

Risks Related to Limited Operations in the Jurisdictions in which Our Subsidiaries Have Presence

Trading in our ordinary shares may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely our auditor for a period of two consecutive years and as a result, Nasdaq may determine to delist our ordinary shares.

Independent registered public accounting firms issue audit opinions on the financial statements included in the annual reports filed by U.S. public companies with the SEC. Auditors of companies that are traded publicly in the United States are required by the laws of the United States to undergo regular inspections by the PCAOB.

In recent years, U.S. regulatory authorities have expressed their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. As part of a continued regulatory focus in the U.S. on access to audit and other information protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in the U.S. Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. On May 20, 2020, the U.S. Senate passed the HFCAA. The HFCAA was approved by the U.S. House of Representatives on December 2, 2020. On December 18, 2020, the HFCAA was signed into law by the U.S. President. The HFCAA requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA.

On June 22, 2021, the U.S. Senate passed the AHFCAA and on December 29, 2022, the Consolidated Appropriations Act was signed into law by the U.S. President, which contained a provision identical to the AHFCAA and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before an issuer’s securities may be prohibited from trading or delisted.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

Pursuant to the HFCAA, on December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by mainland China and Hong Kong authorities in those jurisdictions, and identified the registered public accounting firms in mainland China and Hong Kong that were subject to such determinations. The PCAOB has made such designations as mandated under the HFCAA. Pursuant to each annual determination by the PCAOB, the SEC, on an annual basis, identifies issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future.

On June 14, 2022, the SEC conclusively identified us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021, because the report contained the audit report issued by Centurion, a registered public accounting firm headquartered in Hong Kong that the PCAOB had determined it was unable to inspect or investigate completely because of a position taken by an authority in such jurisdiction. Effective June 30, 2022, we appointed Audit Alliance as our independent registered public accounting firm for the fiscal year ended December 31, 2022 and accepted the resignation of Centurion, effective on the same date. Audit Alliance is not among the auditor firms listed on the 2021 determination report that the PCAOB was not able to inspect.

On August 26, 2022, the PCAOB signed a Statement of Protocol (SOP) Agreement with the CSRC and the MOF of the PRC regarding cooperation in the oversight of PCAOB-registered public accounting firms in the PRC and Hong Kong establishing a method for the PCAOB to conduct inspections of PCAOB-registered public accounting firms in the PRC and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated its previous 2021 adverse determinations. However, should the PCAOB fails to have complete access in the future, the PCAOB will consider the need to issue a new determination.

Our current auditor, Audit Alliance, is based in the Republic of Singapore and gives complete access to the PCAOB on a regular basis. Our auditor is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination. Notwithstanding the foregoing, in the future, if the PCAOB determines that it is unable to inspect or investigate our auditor completely, or if there is any regulatory change or step taken by any regulators that does not permit our auditor to provide audit documentations to the PCAOB for inspection or investigation, our investors would be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected or investigated by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in mainland China or Hong Kong that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, which could result in restriction to our access to the U.S. capital markets, and trading of our securities, including trading on the national exchange or “over-the-counter” markets, may be prohibited under the HFCAA.

While our business operations are not based in mainland China or Hong Kong, we may face uncertainties in the interpretation and application of PRC laws and regulations related to the limited activities conducted by our PRC subsidiary if in the future PRC laws or regulations are applied in a manner that would result in material and adverse effects on us.

We conduct substantially all of our business operations in the United States through our U.S. subsidiaries. Our Hong Kong subsidiary is a holding company which does not conduct substantial business. Our PRC subsidiary, Bitmatrix, provides limited in-house administrative support to us and our U.S. subsidiaries. While Bitmatrix does not conduct any revenue operation activity, its presence in mainland China and its limited in-house support activities could subject us to uncertainty in the interpretation and application of PRC laws and regulations. PRC laws, rules or regulations can evolve quickly and may be revised from time to time. Interpretation and implementation of current and future PRC laws and regulations may change quickly with little advance notice. If PRC laws, rules and regulations are deemed to be applicable to us and our PRC subsidiaries, we cannot assure you that we and our subsidiaries will be able to comply with them in all respects, and we and our PRC subsidiaries may be subject to fines and other government sanctions, which may materially and adversely affect our financial condition and results of operations.

If we were to be required to obtain any permission or approval from or complete any filing procedures with the CSRC, the CAC, or other PRC governmental authorities under the PRC laws, we could be subject to fines or other regulatory sanctions.

We conduct substantially all of our business operations in the United States through our U.S. subsidiaries. Our PRC subsidiary, Bitmatrix’s activity is limited to in-house administrative support to the holding company and other subsidiaries and it does not conduct any revenue generating business. Other than a registration license for Bitmatrix as an entity existing and present in China, we are not aware we, Bitmatrix or any other subsidies are required to obtain any permission or approval from or complete any filing procedures with the PRC authorities under PRC law.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and the relevant five guidelines, which became effective on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either directly or indirectly, are required to complete a filing procedure with the CSRC and report relevant information. The Trial Measures provides that if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. As advised by our PRC legal counsel, under current PRC laws, regulations and rules, neither we nor our PRC subsidiary is required to submit applications for the approval of the CSRC in connection with our securities offerings based on the facts that (i) we are a company incorporated in the British Virgin Islands, with none of our operating revenue, about 1% of our total loss, 2% of our total assets and 3% of our net assets in the fiscal year ended December 31, 2024 generated from mainland China; (ii) our business activities are not primarily conducted in mainland China, the main places of the our business are located outside mainland China; and the majority of our senior management staff members managing our bitcoin miming operations are non-PRC citizens and have their usual places of residence located outside mainland China. Our CEO, Mr. Deng, maintains his usual places of residence in both the U.S. and China and spends a significant amount of time each year in the U.S. overseeing and managing the overall operations of our bitcoin mining business. Our CFO, Mr. Tan, is neither a PRC citizen nor maintains his usual place of residence in mainland China. The senior management member in charge of our bitcoin mining operations, Mr. Phillip Hicks, is a U.S. citizen residing in the U.S.

On July 7, 2022, the Cyberspace Administration of China (“CAC”) issued the Measures for Security Assessment of Cross-border Data Transfer, or the Measures, which took effect on September 1, 2022. According to the Measures, in addition to the self-risk assessment requirement for provision of any data outside Mainland China, a data processor shall apply to the relevant cyberspace department for data security assessment and clearance of outbound data transfer in any of the following events: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by an operator of critical information infrastructure or a data processor which has processed more than one million users’ personal data; (iii) outbound transfer of personal information by a data processor which has made outbound transfers of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively since January 1 of the previous year; and (iv) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC. Our PRC subsidiary’s activity related to cross-border data transfer is limited to our corporate and personnel internal uses and does not fall under any of the above specified categories. From January 1, 2022 to the date of this report, Bitmatrix made outbound data transfers of significantly less than one hundred thousand users’ personal information or ten thousand users’ sensitive personal information cumulatively.

Based on PRC laws and regulations in effect as of the date of this report, we believe that we or our subsidiaries have not entered into a transaction or offering that would require us or any subsidiary to obtain any permission from or complete any filing procedure with the CSRC, the CAC or any other PRC authority. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by the PRC government authorities, we cannot rule out the possibility that we could be subject to such approval or filing procedures in connection with Bitmatrix’s presence in China and its intracompany administrative support activities. If so, we could be subject to fines or other regulatory sanctions.

Our financial condition and results of operations could be materially and adversely affected if we were to be required to comply with cybersecurity, data protection, or any other related PRC laws and regulations and were found to be noncompliant with such laws and regulations.

We and our subsidiaries may be subject to certain cybersecurity, data protection, and other PRC laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations apply not only to third-party transactions, but also to transfers of information within our organization. These laws and regulations may restrict the administrative support activities of Bitmatrix and require us and our subsidiaries to incur costs and efforts to comply, and any breach or noncompliance may subject us and our subsidiary to proceedings against such entity(ies), damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect the business of our subsidiaries, and our financial condition and results of operations.

The PRC Data Security Law, or the Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner and provides that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. The Data Security Law applies to data processing activities within the territory of mainland China as well as data processing activities conducted outside mainland China which jeopardize the national interest or the public interest of China or the rights and interest of any PRC organization and citizens. Any entity failing to perform the obligations provided in the Data Security Law may be subject to orders to correct, warnings and penalties including ban or suspension of business, revocation of business licenses or other penalties. As of the date of this report, neither we nor any of our subsidiaries have conducted any data processing activities which may endanger the national interest or the public interest of China or the rights and interest of any Chinese organization and citizens. Therefore, we believe that the Data Security Law is not applicable to us and our subsidiaries.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, or the PIPL, which took effect on November 1, 2021. The Personal Information Protection Law applies not only to personal information processing activities carried out in the territory of mainland China but also to personal information processing activities outside the mainland China for the purpose of offering products or services to persons in the territory of mainland China. The noncompliant entities could be ordered to correct, to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties. Since our operations are unrelated to an offering of products or services to persons in China nor do we generate revenue from China, we do not believe the PIPL applies to us or our subsidiaries. However we cannot rule out the possibility that PRC governmental authority may find all entities like us are subject to such law regardless of the nexus to China. If we or any subsidiary were deemed to be noncompliant of the PIPL, we could become subject to fines and other government sanctions.

Additionally, according to the Measures, in addition to the self-risk assessment requirement for provision of any data outside Mainland China, a data processor shall apply to the relevant cyberspace department for data security assessment and clearance of outbound data transfer in any of the specified events: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by an operator of critical information infrastructure or a data processor which has processed more than one million users’ personal data; (iii) outbound transfer of personal information by a data processor which has made outbound transfers of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively since January 1 of the previous year; and (iv) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC. Our PRC subsidiary’s activity related to cross-border data transfer is limited to our corporate and personnel internal uses and does not fall under any of the above specified categories. From January 1, 2022 to the date of this report, Bitmatrix made outbound data transfers of significantly less than one hundred thousand users’ personal information or ten thousand users’ sensitive personal information cumulatively.

The above PRC laws and regulations related to cybersecurity and data privacy are relatively new, the interpretation and implementation of these laws and regulations may be subject to revisions, and we cannot rule out the possibility that any PRC governmental authorities may subject us and our subsidiaries to such laws and regulations in the future. If they are deemed to be applicable to us and our subsidiaries, we may be considered noncompliant with such new regulations in all respects and be subject to fines and other government sanctions, which could materially and adversely affect our financial condition and results of operations.

We could be negatively affected as a result of being previously associated with Moxian subsidiaries divested in 2022 which had conducted business operations in mainland China.

Because of the past history of the Moxian subsidiaries in operating in China, the Company could be subject to investigative action by the Chinese authorities in connection with the operations of its disposed subsidiaries. As of the date of this report, the Company has not received any notification or has any knowledge of such action. In the event that we are subject to any investigations or other regulatory actions as a result of our past association with Moxian subsidiaries, we would have to spend time and resources, management would be distracted from our operations, and our operations and financial results could be materially adversely affected.

Risks Related to Our Ordinary Shares

The trading price of our ordinary shares is subject to arbitrary pricing factors that are not necessarily associated with traditional factors that influence stock prices or the value of non-bitcoin assets such as revenue, cash flows, profitability, growth prospects or business activity levels since the value and price, as determined by the investing public, may be influenced by future anticipated adoption or appreciation in value of cryptocurrencies or blockchains generally, factors over which we have little or no influence or control.

Other factors which could cause volatility in the market price of our ordinary shares include, but are not limited to:

●	actual or anticipated fluctuations in our financial condition and operating results or those of companies perceived to be similar to us;

●	actual or anticipated changes in our growth rate relative to our competitors;

●	commercial success and market acceptance of blockchain and bitcoin and other cryptocurrencies;

●	actions by our competitors, such as new business initiatives, acquisitions and divestitures;

●	strategic transactions undertaken by us;

●	additions or departures of key personnel;

●	prevailing economic conditions;

●	disputes concerning our intellectual property or other proprietary rights;

●	sales of our ordinary shares by our officers, directors or significant stockholders;

●	other actions taken by our stockholders;

●	future sales or issuances of equity or debt securities by us;

●	business disruptions caused by earthquakes, tornadoes or other natural disasters;

●	issuance of new or changed securities analysts’ reports or recommendations regarding us;

●	legal proceedings involving our company, our industry or both;

●	changes in market valuations of companies similar to ours;

●	the prospects of the industry in which we operate;

●	speculation or reports by the press or investment community with respect to us or our industry in general;

●	the level of short interest in our stock; and

●	other risks, uncertainties and factors described in this annual report.

In addition, the stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of the issuer. These broad market fluctuations may negatively impact the price or liquidity of our ordinary shares. When the price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer.

We may be unable to comply with the applicable continued listing requirements of the Nasdaq Capital Market, which may adversely impact our access to capital markets and may cause us to default certain of our agreements.

Our ordinary shares is currently traded on the Nasdaq Capital Market. Nasdaq rules require us to maintain a minimum closing bid price of $1.00 per common share. The closing bid price of our ordinary shares fell below $1.00 per share for 30 consecutive trading days, so we were not in compliance with Nasdaq’s rules for listing standards. Although we regained compliance, there can be no assurance we will continue to meet the minimum bid price requirements or any other requirements in the future, in which case our ordinary shares could be delisted.

In the event that our ordinary shares are delisted from Nasdaq and are not eligible for quotation or listing on another market or exchange, trading of our ordinary shares could be conducted only in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the OTC. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for our ordinary shares and there would likely also be a reduction in our coverage by securities analysts and the news media, which could cause the price of our ordinary shares to decline further. In addition, our ability to raise additional capital may be severely impacted, which may negatively affect our plans and the results of our operations.

If securities or industry analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our ordinary shares will be influenced by whether industry or securities analysts publish research and reports about us, our business, our market or our competitors and, if any analysts do publish such reports, what they publish in those reports. We may not obtain or maintain analyst coverage in the future. Any analysts that do cover us may make adverse recommendations regarding our stock, adversely change their recommendations from time to time and/or provide more favorable relative recommendations about our competitors. If analysts who may cover us in the future were to cease coverage of our company or fail to regularly publish reports on us, or if analysts fail to cover us or publish reports about us at all, we could lose (or never gain) visibility in the financial markets, which in turn could cause the stock price of our ordinary shares or trading volume to decline. Moreover, if our operating results do not meet the expectations of the investor community, one or more of the analysts who cover our company may change their recommendations regarding our company and our stock price could decline.

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

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the BVI Business Companies Act, as revised, and common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under British Islands law are to a large extent governed by the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law. Decisions of the Privy Council (which is the final court of appeal for British overseas territories such as the British Virgin Islands) are binding on a court in the British Virgin Islands. Decisions of the English courts, and particularly the Supreme Court of the United Kingdom and the Court of Appeal are generally of persuasive authority but are not binding on the courts of the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States and provide significantly less protection to investors. In addition, British Virgin Islands companies may not have standing to initiate a shareholder derivative action before the United States federal courts. The British Islands courts are also unlikely to impose liabilities against us in original actions brought in the British Virgin Islands, based on certain civil liability provisions of United States securities laws.

A majority of our directors and executive officers are nationals or residents of countries other than the United States and all or a substantial portion of such individuals’ assets are located outside the United States. Other than our CEO and director, Mr. Conglin Deng who is a PRC national but resides part of the year in the U.S. managing the operations of our U.S. subsidiaries, our directors, Tao Xu, Chuan Zhan and Yanyan Sun, are nationals or residents of the PRC. Our director and Audit Chair, Lionel Choong, is a Malaysian national and does not reside in the PRC. Our CEO, Wanhong Tan, also a Malaysian, resides in Malaysia for a substantial portion of his time attending to the affairs of our Company. As a result, it may be difficult for a shareholder to effect service of process within the United States upon some of these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

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

On October 25, 2021, the Board approved to re-designate 3,333,333 of its authorized but unissued ordinary shares of par value of $0.015 each (the “Ordinary Shares”) as 3,333,333 preferred shares of par value of $0.01515 each (the “Preferred Shares”) and amend its Memorandum and Articles of Association, among other things, to specify the rights attaching to the preferred shares. On October 28, 2021, the Company filed its Amended and Restated Memorandum and Articles of Association with the British Virgin Islands Registrar of Corporate Affairs. Under the then effective memorandum and articles, the Company was authorized to issue 10,000,000 Ordinary Shares and 3,333,333 Preferred Shares.

On November 11, 2021, the Board approved to issue 333,333 Preferred Shares to Bridgeforrest (BVI) Inc., a holding company owned by Conglin (Forrest) Deng , the Chief Executive Officer and an Executive Director of the Company, for gross proceeds of $5,000,000. The shares were issued on December 1, 2021.

On December 28, 2021, in a Special Meeting, the shareholders approved the issue of up to 1.33 million new ordinary shares of the Company, at a price of $37.50 per share to certain non-US based accredited investors. On February 11, 2022, the Company completed this private placement and issued 1,066,666 new shares, raising $40 million, which it has used in bitcoin mining in order to diversify its business operations.

Our predecessor company, Moxian, Inc (“Moxian”) was incorporated in the State of Nevada, United States, on October 12, 2010. It was uplisted to the Nasdaq Capital Market on November 14, 2016, operating as an O2O enterprise, with two major lines of business mobile applications linking small and medium enterprises to its network platform and digital advertising through a partnership with Xinhua New Media, which operates the official app of the New China News Agency, a state-backed media firm. The mobile app business failed to achieve a meaningful share of the market and incurred huge losses, primarily because users found the Moxian app unwieldy and not user-friendly. By September 30, 2018, the Company had to halt this business as it ran out of working capital whilst the digital advertising continued until July 2022 when the Company divested its entire business operation in China.

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

On February 13, 2025, the Board of Directors approved to change the maximum number of shares the Company is authorized to issue from 200,000,000 shares comprising: (i) 150,000,000 ordinary shares of par value US$0.001 each, and (ii) 50,000,000 preferred shares of par value $0.00101 each, to an unlimited number of ordinary shares of no par value each and an unlimited number of preferred shares of no par value each (collectively, the “Changes of Authorized Shares”), and to amend and restate the Company’s memorandum and articles of association, as amended, to reflect the Changes of Authorized Shares (the “Amended and Restated Memorandum and Articles”). On February 17, 2025, the Amended and Restated Memorandum and Articles became effective upon filing with the Registrar of Corporate Affairs of the British Virgin Islands.

On February 13, 2025, the Board of Directors approved to effect a share consolidation (the “Reverse Split”) of the Company’s authorized and issued ordinary shares and preferred shares at the ratio of one-for-fifteen. The Reverse Split of the ordinary shares was reflected on the NASDAQ Capital Market and in the marketplace at the open of business on March 10, 2025 (the “Effective Date”). Prior to the Effective Date, there were 35,554,677 ordinary shares and 5,000,000 preferred shares outstanding. As a result of the Reverse Split, 2,370,139 ordinary shares and 333,333 preferred shares are outstanding. The Company redeemed at market value the resulting fractional shares.

As of the date of this report, the subsidiaries of the Company are as follows:

Name of Company	Country of Incorporation	Date of Incorporation	Principal Activity
Abit Hong Kong Limited	Hong Kong SAR	May 8, 2019	Investment Holding
Beijing Bitmatrix Technology Co. Ltd	Peoples’ Republic of China	December 20, 2019	In-house Support Services
Abit USA, Inc	Delaware, United States	April 26, 2022	Bitcoin Mining
Abits Inc.	Delaware, United States	November 22, 2023	Bitcoin Mining

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

The Company measures our mining performance and competitive position based on overall hash rate being produced in our mining sites. The latest equipment in our fleet of miners, the Bitmain S19 XP performs with a maximum hashrate of 64 TH/s per unit and is on the cutting edge of available mining equipment. However, advances and improvements to the technology are ongoing and may be available in quantities in the market in the near future which may affect our perceived position.

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

Recent Developments

Hosting Agreements

On December 20, 2024, Abit USA entered into a hosting agreement with 4545 S Mendenhall LLC (the “Mendenhall Hosting Agreement”) for the provision of electricity power, network services, facility maintenance and technical support of mining equipment installed at our new mining facility located in Memphis, Tenneessee. The Mendenhall Hosting Agreement has an initial term of two years and may be terminated after one year by either party with 60 days advance written notice to the other party. Pursuant to the Hosting Agreement, Abit USA would pay an initial deposit of $275,940 to the service provider. It would pay a hosting fee consisting of energy cost, service reimbursement and a profit share equaling to 25% of the net profit for a hosted period.

On March 5, 2025, Abit USA entered into Amendment #1 to Hosting Agreement with 4545 S Mendenhall LLC (the “Amended Hosting Agreement”). The Amended Hosting Agreement provides for an updated commencement date of the hosting services and an increased power capacity. It amended the initial deposit to $285,600 and the profit share to 33.5% of the net profit, among other things.

Asset Purchase Agreement

On March 7, 2025, Abit USA entered into a sales and purchase agreement with Bitmain Technologies Delaware Limited, an unrelated third party (the “Supplier”). Pursuant to the agreement, Abit USA purchased certain HASH super computing servers from the Supplier for an aggregate purchase price of $3,214,800.00 for its cryptocurrency mining operations. The deployment of these new Antminer S19XP machines is expected to be completed in April 2025, effectively doubling Abit USA’s mining capacity.

Loan Agreement

On March 17, 2025, Abit USA entered into a loan agreement (the “Loan Agreement”) with Jizhez Holdings Limited, a Hong Kong company and an unrelated third party (the “Lender”), pursuant to which Abit USA would borrow from the Lender a loan in the original principal amount of $3,000,000.00 (the “Loan”). Abit USA will use the proceeds from the Loan to acquire certain assets for its bitcoin mining operations pursuant to an asset purchase agreement (referenced below). The Loan bears interest at a simple rate of 12.0% per annum and has a term of twenty-four months from the date of the Loan proceeds are delivered by the Lender. Abit USA may prepay all or a portion of the Loan at any time. Pursuant to the Loan Agreement, Abit USA is required to repay the Loan in twenty-four equal monthly installments, with each installment payment amount being $155,000.00. The Loan is secured by certain assets of Abit USA, including land, building and other assets located in Duff, Tennessee. In the event of a default by Abit USA, the remaining unpaid balance of the Loan would be immediately due and payable, and the Lender has the right to take possession of and sell the collateral and exercise any other remedies available under applicable law. The Loan closed on March 17, 2025.

Nasdaq Listing

On April 12, 2024, the Company received a notice from the Nasdaq Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) stating that the bid price of our ordinary shares for the prior 30 consecutive trading days had closed below the minimum $1.00 per share required for continued listing under Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement” or “Listing Rule”). We had a period of 180 calendar days, or until October 9, 2024, to regain compliance.

On October 10, 2024, we received notification that Nasdaq has granted the Company an additional 180 calendar day period, or until April 7, 2025, to regain compliance with the Minimum Bid Price Requirement. The notification indicated that, in accordance with Nasdaq Marketplace Rule 5810(c)(3)(A), we were eligible for the additional grace period because we met the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market with the exception of the bid price requirement and our written notice to Nasdaq of our intentions to cure the deficiency by effecting a reverse stock split, if necessary.

On December 10, 2024, at the Company’s annual meeting of shareholders, shareholder approved a share consolidation of the Company’s authorized and issued ordinary shares at a ratio ranging from any whole number between one-for-six and one-for-fifteen, with the exact ratio within such range to be determined by the Board of Directors in its discretion and an amendment and restatement to the Company’s memorandum and articles of association giving effect to the share consolidation.

On February 13, 2025, the Board of Directors approved to effect a consolidation of the Company’s authorized and issued ordinary shares and preferred shares at the ratio of one-for-fifteen (the “Reverse Split”). The Reverse Split became effective on the Nasdaq Capital Market on March 10, 2025. All share and per share amounts have been restated for all periods presented to reflect the Reverse Split. On March 24, we received notification from Nasdaq that we had regained compliance with the Listing Rule.

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

Property, Plant and Equipment

Effective July 2022, the Company no longer has substantial business operations in China. However, it still maintains a small office of about 200 square meters for a staff of 3, who are engaged in accounting and administrative functions. There is no rental payable as this office is within a larger office occupied by a third party who pays the entire monthly rent of about $9,200 on a two year lease. The Company anticipates this arrangement to be only temporary as it will eventually move the back-office operations to the United States.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Review of Operations

Our mining facility in Duff, Tennessee was completed in late August 2023 at a total cost of $3.34 million which includes the cost of the land. Comprising an office building, a water reservoir, the mining rigs and ancillary equipment, it occupies a total acreage of approximately 1.86 acres, with its electricity of up to 10 MW from the La Follette Utility Board and its water from Clear-fork Utility District both, under long-term agreements which ensure stability of supply.

During the year, minor improvement works were carried out at the site, including enlarging the water reservoir to improve rainfall capture and related piping works. This was an initiative to reduce electric consumption with hydro power as a substitute in certain tasks, which is not only cheaper but more environmentally friendly with reduced noise levels.

Our mining equipment comprised mainly a fleet of the highly regarded Bitmain Antminer S19XP (1,370 units) and enabled us to produce a hash rate of 500 pH/sec by the first quarter of 2025. Additions to the year included 190 units of Antminer S19XP and 315 units of Antminer T21 at a total cost of $1.65 million.

We operate mostly at off-peak hours with the support of three technicians working on shifts and a site manager. Our contracted electricity is at about $0.04 per KWH and our water at about $0.07 per gallon. These rates were generally maintained throughout the year.

During the year, we also acquired a new piece of land in Wisconsin of about $687,000 but this project is stalled as of this time of writing because of rezoning approvals.

With the Duff operation now running smoothly and operating at its optimum level, we began to evaluate other suitable sites to upscale our operations. In March 2025, we signed a Hosting Agreement with a local Memphis utility board with a power supply of an initial 12 MW, expandable to 22 MW. This project should come on stream in the second quarter of 2025 and should make a significant contribution to our earnings.

Financial Review

2024 represents the first full-year operations for the Company, a significant milestone as the Duff site only operated in the last quarter of 2023.

Figures for the two months in the following review are not therefore strictly comparable.

Revenue rose to $6.71 million, against $1.68 million in 2023, suggesting a 300% increase but in reality it only indicates that our operations went smoothly throughout the year. This income includes a maiden contribution of $140,705 from hosting activities as we seek to maximize the capacity of our electricity supply from the local utility board.

Mining output comprises 100.55 bitcoins (“BTC”) against 43.93 BTC in the previous year and the revenue is further buoyed by a strong performance of the BTC price during the year. BTC prices rose from about the $40,000 level per coin to close the year at about $90,000 and there was a period from about April to October when prices were sustained at the $60,000 range.

Cost of revenue was $3.34 million, of which electricity was the main component with water and site manpower costs comprising the balance. We operate mostly at off peak hours and also use hydro-power wherever feasible such as in the cooling of the machines. To that end, we dug a deeper well during the year to increase our water reservoir for higher storage during rainfall periods.

Profit from operations, excluding amortization of mining equipment and depreciation of the the site property, registered at $3.38 million (2023: $1.23 million) reflecting a gross margin of 50.3%, which we consider to be quite commendable.

General and administrative overheads increased by 41.93% to $2.09 million because of the impact of a full year’s costs and we also we engaged additional resources to search for other sites. Other major items include professional fees of $0.37 million and finance expenses of $31,729 but generally, we maintain all fixed costs as low as practicable.

Amortization of equipment was $2.59 million (2023: $0.44 million) reflecting the higher usage in 2024 whereas the depreciation of our property was $2.63 million (2023: $ 4.97 million).

We began the year with an inventory of 16.41 bitcoins and produced 100.55 bitcoins during the year. The halving of miner rewards in late April saw a drop of over 40% in our output from May onwards, which is inline with expectations. Our long-term strategy is to build a stockpile of bitcoins over time but as and when required, we may convert to other digital assets such as USDT and USDC for payments to industry suppliers although most other enterprises still prefer USD.

We ended the year with $1.1 million (2023:$ 0.88 million) in cash reserves but depleted our treasury of bitcoins. Digital assets, including USDT and USDC, had only a balance of $257,753 at December 31, 2024 (2023: $1,194,157).

Other major assets in the Balance Sheet are generally comparable: Property, plant and equipment ($9.44 million) against $9.47 million in 2023 and other payable and accruals ($0.99 million) against $ 1.01 million in 2023.

In March 2025, we incurred debt for the first time in our $3 million from an unrelated third party which carries simple interest at 12% per annul and repayable in equal monthly repayments over a period of two years. This loan was to fund our acquisition of 2,850 units of Antminer S19XP for the new project in Memphis.

Prospects

We see 2025 as a difficult year with the reverberations from the US tariffs yet to work their way into the world markets. With our Memphis project coming on stream in the second quarter, we remain hopeful that the additional earnings will have a significant impact on our bottom line.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. DIRECTORS AND SENIOR MANAGEMENT

Our directors and executive officers are as follows;

Name	Age	Position
Conglin Deng	41	Chief Executive Officer and Director
Wanhong Tan	71	Chief Financial Officer
Khuat Leok Choong, Lionel	63	Independent Director and Audit Chair(1)(2)(3)
Tao Xu	38	Independent Director (1)(2)(3)
Chuan Zhan	55	Independent Director (1)(2)(3)
Yanyan Sun	38	Executive Director

(1)	Member of Audit Committee

(2)	Member of Compensation Committee

(3)	Member of the Corporate Governance and Nominating Committee

Below is a summary of the experience of each of our directors and executive officers.

Mr. Conglin Deng was appointed Chief Executive Officer of the Company effective September 20, 2021 and has served as a director of the Company since August 9, 2021. Mr. Deng has been the sole director of the Company’s U.S. subsidiaries, Abit USA, Inc. and Abits Inc, since their formations in 2022 and 2023, respectively. He has previously served as the General Manager of Beijing Jiuteng Investment Limited since 2016, where he was responsible for managing its blockchain and bitcoin mining related investments. Prior to this engagement as the CEO of the Company, he was a co-founder of a company involved in the operation of online games and games publishing. Mr. Deng studied at the Beijing Foreign Studies University and graduated in 2007 with a major in English.

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

Ms. Yanyan Sun has served as a director since December 10, 2024. Ms. Sun has served as Assistant to the CEO in addition to her roles at the Company’s wholly-owned subsidiary responsible for personnel and administration aspects of the Company’s operations since March 2021. Ms. Sun took the primary role in the successful roll out of the Company’s human resources management system. From July 2016 to February 2021, Ms. Sun was a human resources specialist at Beijing Muyou Interactive Technology Co., Ltd where she was responsible for the recruitment, new employee onboard training and other employment related matters. From October 2014 to July 2016, Ms. Sun was a human resources staff member at Huizhong Fortune focused on the development of HR management systems for recruitment, training, performance review, leave and other employment matters. From December 2007 to September 2014, Ms. Sun was a retail banking associate with the Bank of Beijing. Ms. Sun received her Bachelor of Law degree from Beijing Technology and Business University in 2009. Ms. Sun was elected as a director because of her in-depth knowledge of our organization and extensive experience in corporate human resources management.

6B. COMPENSATION

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31, 2024 and December 31, 2023.

Name and Principal Position	Fiscal Year	Salary ($)	Fees ($)	Total ($)
Conglin Deng	2024	120,000	-	120,000
Chief Executive Officer(1)	2023	120,000		120,000

Wanhong Tan	2024	120,000	-	120,000
Chief Financial Officer	2023	120,000	-	120,000

Khuat Leok Choong, Lionel	2024		9,000	9,000
Independent Director and Audit Committee Chair	2023		9,000	9,000

Tao Xu	2024		5,000	5,000
Independent Director	2023		5,000	5,000

Chuan Zhan	2024		5.000	5,000
Independent Director	2023		5,000	5,000

Yanyan sun	2024	1,794		1,794
Executive Director

(1)	Conglin Deng was appointed as our Chief Executive Officer, effective on September 21, 2021.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of March 31, 2025 by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding ordinary shares;

●	Each of our director, director nominees and named executive officers; and

●	All directors and named executive officers as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options, warrants or other exercisable or convertible securities that are exercisable or convertible currently or within 60 days of March 31, 2025, to be outstanding and to be beneficially owned by the person holding the options, warrants or other currently exercisable or convertible securities for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws.

	Number of Ordinary Shares	Percentage of Ordinary Shares	Percentage
	Beneficially	Beneficially	of Voting
Name of Beneficial Owner	Owned	Owned(1)	Power
Directors and Executive Officers:
Conglin Deng, CEO and Director (2)	418,740	17.7%	55.3%
Wanhong Tan, CFO	-	-	-
Khuat Leok Choong, Lionel, Director	2,400	*	*
Tai Xu, Director	-	-	-
Chuan Zhan, Director	-	-	-
Yanyan Sun, Director(3)	2,753	*	*
All directors and executive officers as a group (six individuals)	423,893	17.9%	55.5%

5% Shareholder:
Futu Trustee Limited (4)	373,333	15.8%	8.5%
Danqing Sun(5)	121,333	5.1%	2.8%
Yunxia Li(6)	120,000	5.1%	2.7%
Bridgeforrest (BVI) Inc(7)	8,866	0.4%	46.0%

* Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the shares (given retroactive effect of the reverse stock split effected on March 10, 2025). The percentage of ordinary shares beneficially owned and the percentage of voting power are based on 2,370,139 ordinary shares outstanding and 333,333 preferred shares outstanding as of March 31, 2025. Each common share is entitled to one vote and each preferred share is entitled to six votes at meetings of shareholders or on any resolutions of shareholders.

(2)	Mr. Conglin Deng may be deemed to beneficially own 418,740 ordinary shares , consisting of 36,541 shares directly owned by Mr. Deng, 373,333 shares owned by a trust which Mr. Deng may be deemed to beneficially own, and 8,866 shares owned through Bridgeforrest (BVI) Inc, of which Mr. Deng is the sole shareholder. Bridgeforrest (BVI) Inc. also holds 333,333 preferred shares of the Company. Each preferred share carries six votes at meetings of shareholders and as a result, Mr. Deng owns approximately 55.3% of the total outstanding voting power of all shares of the Company. His address is Unit 17-1008, Sanlitun Service Apartments, Chaoyang District, Beijing, China.

(3)	Ms. Yanyan Sun acquired the ordinary shares through open market transactions. Ms. Sun’s address is Room 602, Unit 2, Building 10, Second District, FaTou Xili, Chaoyang District, Beijing.

(4)	Address is 34/F, United Centre, No. 95 Queensway, Admiralty, Hong Kong.

(5)	Address is 16 Xinjian Road, Xinhe Village, Wenling City, Zhejiang Province, China.

(6)	Address is B5-11B, Hujialou Jiedao, Shengshiyipin, Chaoyang District, Beijing, China.

(7)	Address is Floor 4, Banco Popular Building, Road Town, Tortola VG1110, British Virgin Islands.

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

Rights, Preferences and Restrictions Attaching to Our Ordinary Shares.

As of the date of this report, 2,370,139 ordinary shares and 333,333 preferred shares were outstanding. Each share, regardless if it is part of a class of ordinary shares, has the right to one vote at a meeting of shareholders or on any resolution of shareholders, the right to an equal share in any dividend paid by us, and the right to an equal share in the distribution of surplus assets. Each preferred share has the right to six votes at a meeting of shareholders or on any resolution of shareholders but does not participate in any distribution of the Company. We may by a resolution of the Board of Directors redeem our shares for such consideration as the Board of Directors determines.

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

With respect to non-corporate U.S. Holders, dividends on our shares may be subject to U.S. federal income tax at the lower applicable long-term capital gains tax rate (see “— Taxation on the Disposition of Securities” below) provided that (1) such shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, our shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NASDAQ Capital Market. Although our ordinary shares are currently listed and traded on the NASDAQ Capital Market, we cannot guarantee that our securities will continue to be listed on the NASDAQ Capital Market. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our securities.

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

Based on the composition of our assets and the nature of the Company’s income and subsidiaries’ income for our taxable year ended December 31, 2024, we do not expect to be treated as a PFIC for such year and we do not expect to be one for our taxable year ending December 31, 2025or become one in the foreseeable future. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for the current or any other taxable year. Moreover, although we do not believe we would be treated as a PFIC, we have not engaged any U.S. tax advisers to determine our PFIC status. In addition, if a U.S. Holder owned our ordinary shares at any time prior to our acquisition of Elite, such U.S. Holder may be considered to own stock of a PFIC by virtue of the fact that we may have been a PFIC during the period prior to our acquisition of Elite, unless such U.S. Holder made either a valid and timely QEF election or a valid and timely mark-to-market election, in each case as described below.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our shares or other securities and, in the case of our shares, the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) such shares, a QEF election along with a purging election, or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

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

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of redeemable warrants, or the lapse of redeemable warrants held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of redeemable warrants by a U.S. Holder.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We do not currently deposit any surplus funds earning interest. We do not invest in any instruments for trading purposes. Our operations generally are not directly sensitive to fluctuations in interest rates and we currently do not have any long-term debt outstanding. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

The reporting currency is the U.S. dollar, but the Group has a subsidiary in China primarily involved in the administration and accounting functions of the Group. Its operating expenses are denominated in RMB and its annual expenditure is in the region of RMB 1 million funded by its own reserves. So long as the cash reserves are adequate to fund its expenditure there are no exchange risks but in any case, the exposure to fluctuations is considered minimal given the level of expenditure.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2024 our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the year covered by this report. Disclosure controls and procedure include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. Our Management is responsible for monitoring the process pursuant to which information is gathered and analyzing such information to determine the extent to which such information requires disclosure, in the reports filed with the Securities and Exchange Commission.

Based on such evaluation, our CEO and CFO have concluded that as of December 31, 2024, the Company’s disclosure controls and procedures were ineffective due to the Company’s lacks of formal documented controls and procedures applicable to all officers and directors to disclose the required information under the Exchange Act.

We have appointed outside independent directors, established board committees, strengthened the financial personnel and introduced written policies and procedures.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act. It is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel. The objective is to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States and includes those policies and procedures that:

●	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

●	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

●	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

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

As December 31, 2024 management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in by the Committee of Sponsoring Organizations of the Treadway Commission’s 2013 Internal Control Integrated Framework and SEC guidance on conducting such assessments. Based on that evaluation, they concluded that, during the period covered by this report, such internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules. This was primarily due to deficiencies that existed in the design or operation of our internal controls over financial reporting that adversely affected our internal controls. These deficiencies may be considered to be material weaknesses.

Identified Material Weakness

A material weakness in internal control over financial reporting is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected.

Management identified the following material weaknesses during its assessment of internal controls over financial reporting as of December 31, 2024:

(1)	Internal communication between the different departments or employees of the Group can be improved.

(2)	Mining records were not kept to the required standard and were not updated due to a lack of understanding of the various monitoring links and platforms.

As a result of the material weaknesses described above, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control—Integrated Framework issued by COSO (2013 framework). However, management does not believe that any of our annual or interim financial statements issued to date contain a material misstatement as a result of the aforementioned weaknesses in our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Alliance LLP was appointed by the Company to serve as its independent registered public accounting firm for the year ended December 31, 2024 and 2023.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the periods indicated.

	December 31, 2024	December 31, 2023

Audit fees (1)	$120,000	$100,000
Audit related fees (2)	-	-
Tax fees (3)	-	-
All other fees (4)	-	-
Total	$120,000	$100,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the NASDAQ Capital Market. NASDAQ Listing Rule 5635 (“NASDAQ Rule 5635”) generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ Capital Market prior to an issuance (or potential issuance) of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) certain transactions other than a public offering involving issuances equaling 20% or more of the Company’s ordinary shares or voting power for less than the greater of market or book value. Notwithstanding this general requirement, NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers like the Company to follow their home country practice rather than this shareholder approval requirement. The corporate governance practice in our home country, the British Virgin Islands, does not require to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described in NASDAQ Rule 5635 above. The Company has adopted and opted to follow British Virgin Islands practices in lieu of the requirements of NASDAQ Rule 5635 in connection with an issuance of securities. Nasdaq Rule 5640 generally provides that voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Exchange Act cannot be disparately reduced or restricted through any corporate action or issuance. Notwithstanding this general requirement, IM-5640 states that Nasdaq will accept any action or issuance relating to the voting rights structure of a non-U.S. company that is not prohibited by the company’s home country law. British Virgin Islands law permits disparate reduction or restriction of voting rights of existing shareholders by the issuance of super-voting stock. The Company has elected to follow British Virgin Islands practice in lieu of the requirements of NASDAQ Rule 5640.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. INSIDER TRADING POLICY

We have adopted an insider trading policy to provide guidance on the purchases, sales and other dispositions of our securities by our directors, officers, employees and other relevant persons, with the goal of promoting compliance with applicable insider trading laws, rules and regulations, and the listing standards of Nasdaq. The insider trading policy is filed as Exhibit 11.2 to this annual report on Form 20-F.

Item 16K. Cybersecurity

Risk Management and Strategy

We have implemented processes for assessing, identifying and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident.

Our facility network at Duffis setup with a Fortigate 100F firewall and Cisco Catalyst 3850 coreswitch stack. The Cisco LAN network is configured with individual per rack Vlans with no access to any other racks so that if a problem were to ever occur it is isolated to single rack networks and could not effect other racks in the facility.

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

Physical access to site has been addressed as server cabinets/network switches are under lock and key. The facility itself has a great amount of physical security as well in regards to being able to physically access networks and miners, locked gates and doors are in place at all times. Remote access to the site is limited to tech level access via foreman, and administrator access to authorized personnel only. Remote access to servers and internal systems is limited to the site manager and general manager only.

Our General Manager is engaged in continuous monitoring of our applications, systems and infrastructure to ensure prompt identification and response to potential cybersecurity issues, including emerging cybersecurity threats. Given our current scale of operation, the Company does not have the resources to engage third parties to assess our internal cybersecurity programs and compliance with applicable practices and standards.

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

In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, we face potential cybersecurity threats that, if realized, would materially affect us. These threats include but are not limited to ransomware and malware attacks, and compromised business email and other social engineering threats. Our service providers, suppliers and business partners also face similar cybersecurity risks, which could have an adverse impact on our business. Additional information on cybersecurity risks we face is discussed in Part I, Item 1A, “Risk Factors - Risks due to hacking or adverse software event”; - Cryptocurrencies, including those maintained by or for us, may be exposed to cybersecurity threats and hacks.”

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit	Included	Form	Filing Date
1.1	Memorandum and Articles of Association of Abits Group Inc, as amended and restated on November 14, 2023	By Reference	6-K	2023-11-16
1.2	Memorandum and Articles of Association of Abits Group Inc, as amended and restated on February 17, 2025	By Reference	6-K	2025-03-05
2.1	Agreement and Plan of Merger	By Reference	F-4	2021-05-28
2.2	Description of Securities Registered under Section 12 of the Exchange Act	Herewith
4.1	Hosting Agreement dated December 20, 2024, by and between Abit USA, Inc. and 4545 S Mendenhall LLC	Herewith
4.2	Amendment #1 to Hosting Agreement dated March 5, 2025, by and between Abit USA, Inc. and 4545 S Mendenhall LLC	Herewith
4.3	Sales and Purchase Agreement dated March 5, 2025, by and between Bitmain Technogies Delaware Limited and Abit USA, Inc.	By Reference	6-K	2025-03-19
4.4	Loan Agreement dated March 17, 2025, by and between Jizhez Holdings Limited and Abit USA, Inc.	By Reference	6-K	2025-03-19
4.5	Employment Agreement between Moxian (BVI) Inc and Wanhong Tan	By Reference	6-K	2022-01-10
8.1	List of subsidiaries of the Company	Herewith
11.1	Code of Ethics of the Company	By Reference	20-F	2024-04-30
11.2	Insider Trading Policy	Herewith
12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)	Herewith
12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)	Herewith
13.1^	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith
13.2^	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith
15.1	Consent of Audit Alliance LLP	Herewith
97.1	Clawback Policy	By Reference	20-F	2024-04-30
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

^ Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this transition report on its behalf.

Abits Group Inc

Date: April 30, 2025	By:	/s/ Deng Conglin
	Name:	Deng Conglin
	Title:	Chief Executive Officer
(Principal Executive Officer)

Date: April 30, 2025	By:	/s/ Tan Wanhong
	Name:	Tan Wanhong
	Title:	Chief Financial Officer
(Principal Financial Officer)

61

62

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of ABITS Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ABITS Group Inc. and subsidiaries (formerly known as MOXIAN (BVI) INC) (the “Company”) as of December 31, 2024, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, changes to stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2024, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraphs

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2023.

Singapore

April 30, 2025

PCAOB ID Number: 3487

ABITS GROUP INC.

CONSOLIDATED BALANCE SHEETS

		As Of	As Of	As Of
	Note	December 31, 2024	December 31, 2023	December 31, 2022
ASSETS
Current Assets
Cash and cash equivalents		$1,118,929	$884,199	2,505,286
Other receivables and prepayments	5	558,707	774,345	2,384,976

Total current assets		1,677,636	1,658,544	4,890,262
Digital assets	3	257,753	1,194,157	7,087,747

Property, equipment and vehicles	4	9,435,908	9,465,567	12,553,408
		-	-
TOTAL ASSETS		11,371,297	12,318,268	24,531,417

LIABILITIES AND SHAREHOLDERS’ EQUITY

Other payables and accruals	6	$990,346	$1,005,608	$613,455
Total Liabilities		$990,346	$1,005,608	$613,455

Stockholders’ Equity(1)
Preferred stock, $0.01515 par value, authorized; 3,333,333 shares, 333,333 shares issued and outstanding as of December 31, 2024, December,31 2023 and December 31, 2022	7	$5,050	$5,050	5,050
Common stock, $0.015 par value, authorized: 10,000,000 shares. Issued and outstanding: 2,370,139 shares as of December 31, 2024, and December,31, 2023 and December 31,2022	7	35,554	35,554	35,554
Additional paid-in capital		89,290,193	89,290,193	89,290,193
Accumulated deficit		(78,803,383)	(77,893,723)	(65,308,474)
Accumulated other comprehensive income		(146,463)	(124,414)	(104,361)
Total Shareholders’ Equity		10,380,951	11,312,660	23,917,962
Total Liabilities and Shareholders’ Equity		$11,371,297	$12,318,268	24,531,417

(1)	All period results have been adjusted for the reverse stock split effective March 10, 2025 (See Note 13 - Subsequent Event).

See accompanying notes to consolidated financial statements

ABITS GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		Year Ended	Year Ended	Year Ended
	Note	31-December-2024	31-December-2023	31-December-2022
Revenue	8	$6,711,225	$1,681,533	164,428
Direct costs of revenue	9	(3,335,819)	(455,468)	(361,490)
Profit/(Loss) from operations		3,375,406	1,226,065	(197,062)
General and administrative expenses		(2,085,518)	(1,469,403)	(2,499,608)
Depreciation		(2,626,332)	(436,451)	(6,264,700)
Write-off of miners	10		(4,530,950)	(593,063)
Provision for diminution of miners	10		(7,364,650)	(11,889,000)
Profit/(Loss) on disposal of miners and other net income		34,830	(83,125)	-
Changes in value of digital assets	3	535,115	92,115	(76,681)
Finance expense		(31,794)	(18,851)	-
Loss before tax		(798,293)	(12,585,250)	(21,520,114)
Taxation	11	(111,367)		-
Loss after tax		(909,660)	(12,585,250)	(21,520,114)
Foreign exchange adjustment		(22,049)	(20,053)	(1,128,940)
Comprehensive loss for the period		$(931,709)	$(12,605,303)	(22,649,054)

Basic and diluted loss per ordinary share (1)		$(0.39)	$(5.32)	$(9.56)
Basic and diluted average number of ordinary shares outstanding (1)		2,370,139	2,370,139	2,370,139

(1)	All period results have been adjusted for the reverse stock split effective March 10, 2025 (See Note 13 - Subsequent Event).

See accompanying notes to consolidated financial statements

ABITS GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES TO STOCKHOLDERS’ EQUITY

	Preferred Shares(1)		Ordinary Shares(1)		Additional paid-in	Accumulated	Accumulated other comprehensive
	Number	Amount	Number	Amount	capital	deficit	income	Total
Balance,January,01,2022	333,333	5,050	1,303,645	19,554	49,306,193	(43,788,360)	$1,024,579	6,567,016
Issuance of new ordinary shares for proceeds			1,066,494	16,000	39,984,000			40,000,000
Comprehensive loss for the year	-	-	-	-	-	(21,520,114)	(1,128,940)	(22,649,054)

Balance, December 31, 2022	333,333	5,050	2,370,139	35,554	89,290,193	(65,308,474)	(104,361)	23,917,962
Comprehensive loss for the year	-	-	-	-	-	(12,585,250)	(20,053)	(12,605,303)

Balance, December 31, 2023	333,333	5,050	2,370,139	35,554	89,290,193	(77,893,723)	(124,414)	11,312,660
Comprehensive loss for the period	-	-	-	-	-	(909,660)	(22,049)	(931,709)
Balance, December 31, 2024	333,333	5,050	2,370,139	35,554	89,290,193	(78,803,383)	(146,463)	10,380,951

(1)	All period results have been adjusted for the reverse stock split effective March 10, 2025 (See Note 13 - Subsequent Event).

See accompanying notes to consolidated financial statements

ABITS GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended	For the Year Ended	For the Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022

Net loss for the year	$(909,660)	$(12,585,250)	(21,520,114)
Adjustments to reconcile to cash used in operating activities:
Less on the divestment of a subsidiary			593,063
Depreciation of property, and equipment	2,626,332	4,973,729	6,264,700
Provision for dimunition in value for miners		7,364,650	11,889,000
Provision for impairment in value of digital assets	-	-	76,681
Changes in operating assets and liabilities:
Other receivables and prepayments	215,638	2,400,297	(3,868,841)
Other payables and accruals	(15,262)	(397,513)	(585,482)
Digital assets			(164,428)
Net cash generated from/(used in) operating activities	1,917,048	1,755,913	(7,315,421)
Cash flows from investing activities:
Purchase of property and equipment	(2,596,673)	(9,250,538)	(30,707,108)
Proceeds from the divestment of a subsidiary			128
Utilization of digital assets	936,404	5,893,591	(2,000,000)
Net cash (used in) investing activities:	(1,660,269)	(3,356,947)	(32,706,980)
Cash from financing activities	-	-	40,000,000

Net cash flows for the year	256,779	(1,601,034)	(22,401)
Effect of exchange rates on cash and cash equivalents	(22,049)	(20,053)	20,283
Net increase/(decrease) in cash and cash equivalents	234,730	(1,621,087)	(2,118)
Cash and cash equivalents, beginning of year	884,199	2,505,286	2,507,404
Cash and cash equivalents, end of year	$1,118,929	$884,199	2,505,286

See accompanying notes to consolidated financial statements

ABITS GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and nature of operations

The Company was incorporated in the British Virgin Islands (BVI) on May 18, 2021. On August 17, 2021, the Company completed a redomicile merger with its predecessor company, Moxian, Inc. Wherein it acquired all the assets, liabilities, rights, obligations and operations of the latter and its subsidiaries, through an exchange of an identical number of shares.

On December 28, 2021 in a Special Meeting of shareholders, the Company approved the issue of up to 1.33 million new ordinary shares of the Company, at a price of $37.50 per share to certain non-US based accredited investors. On February 11, 2022 the Company completed this private placement and issued 1.07 million new shares, raising $40 million, which it has used in bitcoin mining operations.

The Company operates in the United States through its wholly-owned subsidiary, Abit USA Inc which has a mining facility in the town of Duff, Tennessee.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name of entity	Background	Ownership
Abit Hong Kong Limited	Investment Holding	100% owned by Abits Group Inc
Abit USA, Inc.	Bitcoin Mining	100% owned by Abit Hong Kong Limited
Beijing Bitmatrix Technology Co. Ltd	In-house Support Services	100% owned by Abit Hong Kong Limited
Abits Inc	Bitcoin Mining	100% owned by Abit Hong Kong Limited

2. Summary of principal accounting policies

Basis of presentation and consolidation

The accompanying consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and include all the subsidiaries of the Group. The financial year-end of the Company is December 31. The consolidated results are presented as of the years ended December 31, 2024, December 31, 2023 and December 31, 2022. All intercompany transactions and balances have been eliminated in the consolidation.

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

The transaction consideration the Company receives, if any, is non-cash consideration in the form of bitcoin. Changes in the fair value of the non-cash consideration due to form of the consideration (changes in the market price of Bitcoin) are not included in the transaction price and therefore, are not included in revenue. Certain mining pool operators charge fees to cover the costs of maintaining the pool and are deducted from amounts we may otherwise earn and are treated as a reduction to the consideration received. Fees fluctuate and historically have been no more than approximately 2% per reward earned, on average.

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

The consideration is all variable. Because it is probable that a significant reversal of cumulative revenue will not occur and the Company is able to calculate the payout based on the contractual formula, non-cash revenue is estimated and recognized based on the spot price of Bitcoin determined using the Company’s primary trading platform for bitcoin at the inception of each contract, which is determined to be daily. Non cash consideration is measured at fair value at contract inception. Fair value of the crypto asset consideration is determined using the quoted price on the Company’s primary trading platform for bitcoin at the beginning of the contract period at the single bitcoin level (one bitcoin). This amount is estimated and recognized in revenue upon inception, which is when hash rate is provided.

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

The exchange rates applied are as follows:

Balance sheet items, except for equity accounts	December 31, 2024	December 31, 2023	December 31, 2022
RMB:USD	7.1884	7.0827	6.8979
HKD:USD	7.7625	7.8157	7.7990

Items in the statements of operations and comprehensive loss, and statements cash flows:

	December 31, 2024	December 31, 2023	December 31, 2022
RMB:USD	7.1887	7.0467	6.8979
HKD:USD	7.7625	7.8284	7.7959

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

ABITS GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Digital assets

	2024		2023		2022
BTC	Number	Value	Number	Value	Number	Value
Stock of bitcoins at the beginning of the year	16.41	693,389	5.29	87,747	-	-
Mined during the year	100.55	6,570,519	43.93	1,681,533	5.29	164,428
Exchanged for USD	(97.59)	(6,360,675)	(23.23)	(889,084)
Exchanged for USDT	(16.79)	(1,180,595)	(9.59)	(226,256)
Change in fair value of Bitcoin		523,498		39,448		(76,681)
Stock of bitcoins at the end of the year	2.58	246,136	16.41	693,389	5.29	87,747

USDC
Balance brought forward:		320,458		7,000,000		-
Proceeds from issue of new preferred shares						5,000,000
Proceeds from issue of new ordinary shares				3,109		33,200,000
Exchange for USD		(45,168)		889,084		-
Exchange for USDT		(5,437)				-
Procurement of equipment and expenses		(269,853)		(7,571,735)		(31,200,000)

Balance carried forward		-		320,458		7,000,000

USDT:
Balance brought forward:		180,310		-		-
Proceeds from exchange of USD and USDC		421,254		-
Proceeds from exchange of bitcoins		1,180,595		226,256
Procurement of equipment and expenses		(1,770,542)		(127,546)
Proceeds from Sale of used equipment				81,600
Balance carried forward		11,617		180,310		-

Total per Note 3 to Balance Sheet		257,753		1,194,157		7,087,747

4. Property, equipment and vehicles

Cost:	Land		Plant	Equipment	Vehicles	Total

Balance, December 31,2022				18,684,800	133,308	18,818,108
Additions	1,208,949		2,132,511	5,909,078		9,250,538
Disposals				-7,364,650		-7,364,650
Balance, December 31,2023	1,208,949		2,132,511	17,229,228	133,308	20,703,996
Additions	687,343	(1)	252,176	1,657,565		2,597,084
Balance, December 31,2024	1,896,292		2,384,687	18,886,793	133,308	23,301,080

Depreciation:
Balance, December31,2022				6,228,200	36,500	6,264,700
Charge for the year			71,907	322,269	48,603	442,779
Acc.depn on disposals				4,532,185		4,532,185
Balance, December 31,2023			71,907	11,082,654	85,103	11,239,664
Charge for the year			454,171	2,135,235	36,102	2,625,508
Balance, December 31,2024			526,078	13,217,889	121,205	13,865,172
Net book value:

Balance,December 31,2022	-		-	12,456,600	96,808	12,553,408

Balance, December 31,2023	1,208,949		2,060,604	6,146,573	48,206	9,464,332	(2)

Balance, December 31,2024	1,896,292		1,858,609	5,668,903	12,104	9,435,908

(1)	The additions to property of $ 687,343 represent the acquisition cost of the Wisconsin property which is awaiting rezoning approvals for development as a mining center.
(2)	The difference from the balance at the end of 2023 is $1,235, which is caused by a different depreciation method from the reclassification of a $24,700 fixed asset.

ABITS GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Other receivables and prepayments

	2024	2023	2022

Utility deposit	375,000	375,000	-
Deposit for the purchase of miners	160,000	397,000	2,374,700
Other sundry deposits	23,707	2,345	10,276
	558,707	774,345	2,384,976

In addition to the utility electricity deposit, other account receivables are generated through normal operations and the period is within 6 months. There is no bad debt provision.

6.Other payable and accruals

	2024	2023	2022

Staff salaries and other benefits	62,036	63,110	-
Professional fees	403,250	403,798	-
Others	525,060	538,700	613,455
	990,346	1,005,608	613,455

7. Capital Stock

Preferred

Authorized: 3,333,333 shares, par value $0.01515 per share

Issued and fully paid: As of December 31, 2024 and December 31, 2023, 333,333 shares

Ordinary

Authorized: 10,000,000 shares, par value $0.015 per share

Issued and fully paid

	2024(1)	2023(1)	2022(1)

As of January 1	2,370,139	2,370,139	1,303,645
Issued during the year			1,066,494
As of December 31	2,370,139	2,370,139	2,370,139

(1)	All period results have been adjusted for the reverse stock split effective March 10, 2025 (See Note 12 - Subsequent Events).

8. Revenue

	2024	2023	2022

Bitcoin operations(1)	6,570,520	1,681,533	164,428
Hosting fees from third parties(2)	140,705	-	-
	6,711,225	1,681,533	164,428

(1)	The output of bitcoins during 2024 is 100.55 coins (2023:43.93 coins and 2022: 5.29 coins).
(2)	The Company began providing hosting services to third parties and charging a service fee from July 1, 2024.

9. Direct costs of revenue

	2024	2023(1)	2022

Electricity cost	2,425,043	364,110	361,490
Water fee	571,053	51,779	-
Salaries(2)	339,723	39,579	-
	3,335,819	455,468	361,490

(1)	The electricity supply is from the La Follette Utilities Board under an agreement signed in March 2023.
(2)	The staff costs relate to that of the site manager, technicians and other part-time workers at the mining center in Duff, Tennessee.

10. Provision for diminution in value of miners

During the year to December 31, 2023, the Company made a critical assessment of its miners and concluded that a write-off of $4,530,950 was required and a provision of $7,364,650 for the diminution in value of the remaining equipment needed to be made because of its obsolescence and poor performance. The entire fleet was sold for scrap value in 2024.

11. Taxation

The Company and its subsidiary companies file separate income tax returns under different tax jurisdictions.

The Company only operates in the United States through Abit USA Inc. The charge for 2024 represents the taxable situation of this subsidiary, as follows::

Taxation	Years Ended December 31

(Loss)/Income before taxes	(798,293)
Tax and surcharges for 2023	56,061
Current income tax provision	55,306
Deferred tax benefits	0
Total taxes	111,367

(Loss)/Income after taxes	(909,660)
Income tax computed at different regions statutory tax rate	0
Effect of non-taxable income	0
Effect of non-deductible expenses	0
Effect of preferential tax rate	0
Deferred tax assets losses not recognized	0
Others	0

Tax	111,367

The taxation laws for the different jurisdictions of the subsidiaries are summarized below.

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

ABITS GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

British Virgin Islands

Abits Group Inc is incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, Abits Group Inc is not subject to tax on income or capital gains. In addition, upon payments of dividends the Company, no British Virgin Islands withholding tax is imposed.

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

Note 12 Subsequent Events

(a) Changes in Par Value , Number of Authorized Shares and Reverse split

On February 13, 2025, the Board of Directors approved to change the maximum number of shares the Company is authorized to issue from 200,000,000 shares comprising: (i) 150,000,000 ordinary shares of par value US$0.001 each, and (ii) 50,000,000 preferred shares of par value $0.00101 each, to an unlimited number of ordinary shares of no par value each and an unlimited number of preferred shares of no par value each (collectively, the “Changes of Authorized Shares”), and to amend and restate the Company’s memorandum and articles of association, as amended, to reflect the Changes of Authorized Shares (the “Amended and Restated Memorandum and Articles”). On February 17, 2025, the Amended and Restated Memorandum and Articles became effective upon filing with the Registrar of Corporate Affairs of the British Virgin Islands.

On February 13, 2025, the Board of Directors approved to effect a share consolidation (the “Reverse Split”) of the Company’s authorized and issued ordinary shares and preferred shares at the ratio of one-for-fifteen. The Reverse Split of the ordinary shares was reflected on the NASDAQ Capital Market and in the marketplace at the open of business on March 10, 2025 (the “Effective Date”). Prior to the Effective Date, there were 35,554,677 ordinary shares of par value US$0.001 each, and 5,000,000 preferred shares of par value US$0.00101 each outstanding. As a result of the Reverse Split, 2,370,139 ordinary shares of par value US$0.015 each, and 333,333 preferred shares of par value US$0.01515 each which are outstanding. The Company redeemed at market value the resulting fractional shares.

(b) Compliance with Minimum Bid Price of $1

On March 25, 2025 the Company received a notification from NASDAQ that it has cured its deficiency of a minimum bid price of $1 per share.

