Form 20-F
period 2025-12-31
Abits Group Inc
filed 2026-04-29
CIK 1864055

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2025

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

Level 24, Lee Garden One, 33 Hysan Avenue

Causeway Bay, Hong Kong SAR

(Address of principal executive offices)

Kai Zhang, Chief Financial Officer

+852 6915 7257– telephone

k.zhang@abitgrp.com

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the transition report: 2,369,995 ordinary shares as of December 31, 2025.

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

☐ Yes ☐ No

ABITS GROUP INC

FORM 20-F ANNUAL REPORT

i

PART I

CERTAIN INFORMATION

In this annual report on Form 20-F, unless otherwise indicated, “we,” “us,” “our,” the “Company,” “Abits” and “ABTS” refer to Abits Group Inc, a company incorporated in the British Virgin Islands, and when describing the financial results of Abits Group Inc, also includes its consolidated subsidiaries, unless the context indicates otherwise.

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

ITEM 3. KEY INFORMATION

Abits is not a U.S. or PRC operating company, but a holding company incorporated in the British Virgin Islands. As a holding company, the Company owns equity interests, directly or indirectly, in our subsidiaries in the United States, Hong Kong and mainland China. This corporate structure involves certain unique risks to the shareholders. Investors in our securities do not own equity interests in our operating subsidiaries in the U.S. or China but instead hold equity interests in a British Virgin Islands company.

Our Corporate Structure

Abits Group Inc, or Abits, is a British Virgin Islands business company (the “Company”) resulting from a merger with its U.S. domiciled parent holding company in August 2021. As a holding company with no material operations of its own, the Company conducts substantially all of its revenue generating operations in the United States through its subsidiaries, Abit USA and Abit, with limited administrative functions supported by the mainland China subsidiary, Bitmatrix. The Company owns equity interests in the operating subsidiaries indirectly through Abit Hong Kong. The Company’s investors own equity interests in a British Virgin Islands holding company but not the equity of the operating companies in the U.S. or mainland China.

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

Permissions Required from the PRC Authorities

We conduct substantially all of our business operations in the United States through our U.S. subsidiaries. Our PRC subsidiary, Bitmatrix, provides limited in-house administrative support to us and our other subsidiaries and does not conduct any revenue generating business. As of the date of this report, Bitmatrix is required to obtain, and has obtained, a business license. As advised by Jincheng Tongda & Neal Law Firm, our counsel as to PRC law, Bitmatrix is not required to obtain any other permission or approval from the PRC authorities, and we are not aware any permission or approval has been denied.

While Bitmatrix does not conduct substantial business operations and its function is limited solely to intra-subsidiary administrative support, certain PRC laws and regulations may apply to it as a PRC company.

No CSRC Filing or Approval Required

On February 17, 2023, China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and the relevant five guidelines, which became effective on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to complete the filing procedure with the CSRC and report relevant information. The Trial Measures provides that if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. As advised by Jincheng Tongda & Neal, our counsel as to PRC law, under current PRC laws, regulations and rules, neither we nor our PRC subsidiary is required to submit an application for the approval of the CSRC in connection with our securities offerings pursuant to the Trial Measures, because (i) we are a company incorporated in the British Virgin Islands, and for the fiscal year ended December 31, 2025, no operating revenue was generated from mainland China, and less than 50% of our total loss, total assets, and net assets were attributable to our subsidiary in mainland China; (ii) the main parts of our business activities, bitcoin mining and data center operations, are not conducted in mainland China but in the U.S., and the main places of our business are located outside mainland China; and (iii) less than a majority of our senior management members managing our data center and bitcoin mining operations are PRC citizens or have their usual places of residence located inside mainland China. Our CEO, Mr. Deng, maintains his residences in both the U.S. and Hong Kong and spends a significant amount of time each year in the U.S. overseeing and managing the overall operations of our business. The senior management member in charge of our bitcoin mining operations, Mr. Phillip Hicks, is a U.S. citizen residing in the U.S. The above analysis and conclusion have not been confirmed with the CSRC.

On February 24, 2023, the CSRC, together with Ministry of Finance, National Administration of State Secrets Protection, and National Archives Administration of China, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality Provisions”). Under the Confidentiality Provisions, domestic companies established in mainland China seeking overseas offering and listing, by both direct and indirect means, are required to institute a sound confidentiality and archives system. If such domestic companies established in mainland China intend to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or secrets of government agencies, they shall obtain approval from competent authorities and complete the relevant filing procedure with the competent secrecy administrative department prior to their disclosure or provision of such documents and materials. Based on the opinion of our counsel as to PRC law, (i) we and our PRC subsidiary are not subject to the Confidentiality Provisions, because our offering of securities will not be deemed as a direct or indirect offering of securities by PRC domestic companies under the relevant PRC laws, and (ii) we and our PRC subsidiary are not required to obtain any permissions or approvals under the Confidentiality Provisions or other relevant PRC laws and regulations, because none of the documents and materials possessed, provided or disclosed by the Company or Bitmatrix contains any PRC state secrets or secrets of PRC government agencies.

No CAC or Other Regulatory Approvals Required

On December 28, 2021, the Cyberspace Administration of China (“CAC”), jointly with other government authorities, formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services and online platform operator carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review. Any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. As advised by Jincheng Tongda & Neal, our counsel as to PRC law, under current PRC laws, regulations and rules, the Company is not required to apply for cybersecurity review with the CAC, if the Company (i) have not received any notification from relevant government departments identifying you as critical information infrastructure operators; (ii) have not carried out data processing activities that affect or may affect national security; (iii) have not received any notification from relevant government departments such as national or local cybersecurity authorities requesting the application of cybersecurity review; and (iv) have not possessed personal information of more than one million users. Because none of the above referenced events has ever occurred to the Company or its PRC subsidiary, the Company or Bitmatrix is not required to apply for cybersecurity review with the CAC, nor is required to apply to the competent cyberspace department for data security assessment and clearance of outbound data transfer.

On July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer, or the Data Outbound Transfer Measures, which took effect on September 1, 2022. According to the Data Outbound Transfer Measures, in addition to the self-risk assessment requirement for provision of any data outside mainland China, a data processor shall apply to the competent cyberspace department for data security assessment and clearance of outbound data transfer in any of the following events: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by an operator of critical information infrastructure or a data processor which has processed more than one million users’ personal data; (iii) outbound transfer of personal information by a data processor which has made outbound transfers of more than 100,000 users’ personal information or more than 10,000 users’ sensitive personal information cumulatively since January 1 of the previous year; (iv) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC.

On March 22, 2024, the CAC issued the Regulations on Promoting and Regulating Cross-Border Data Flows, effective on the same day (the “Data Flow Regulations”), which relaxes the control over the cross-border transfer of non-sensitive personal information, and exempts certain common international affairs scenarios from reviews of cross-border transfer of personal information. In accordance with the Data Outbound Transfer Measures, the Data Flow Regulations, and the related guidelines issued by the CAC, a data processor shall apply for a data security assessment and clearance of outbound data transfers in either of the following circumstances: (a) outbound transfer of personal information or important data by a CIIO; or (b) outbound transfer of important data by a non-CIIO data processor, or personal information by such a non-CIIO data processor who has made outbound transfers of more than one million users’ personal information (not including sensitive personal information), or more than 10,000 users’ sensitive personal information cumulatively since January 1 of the current year. Our mainland China subsidiary’s activity related to cross-border data transfer is limited to corporate records, including financial data and certain non-sensitive personal information of our employees (such as name, age, and resumes of such employees). From January 1, 2023 to the date of this report, our mainland China subsidiary made outbound data transfers of significantly less than 10,000 users’ personal information cumulatively and did not transfer any sensitive personal information outbound. Based on the above facts, as advised by our PRC counsel, Jincheng Tongda & Neal, we and our PRC subsidiary are not required to apply from the relevant cyberspace department for data security assessment and clearance of outbound data transfers.

On September 24, 2024, the CAC released the Regulations for the Administration of Network Data Security, or the Network Data Security Regulations, which took effect on January 1, 2025. The Network Data Security Regulation requires that a network data processor who carries out network data processing activities that affect or may affect national security shall undergo a national security review in accordance with relevant regulations. Based on the assessment of the management, none of our Company, our Hong Kong subsidiary and U.S. Subsidiaries conduct any data processing activities within the PRC, or those outside the PRC that may damage the national security, public interests, or legitimate interests of PRC persons. Based on the opinion of our PRC counsel, Jincheng Tongda & Neal, the Company, the Hong Kong subsidiary and the U.S. Subsidiaries are not subject to the Network Data Security Regulations. Our PRC subsidiary, Bitmatrix, conducts network data processing activities, including the processing of personal information, for its operation in the PRC and is subject to the Network Data Security Regulations. Such data processing activities do not affect national security, and Bitmatrix does not process large amount of personal data or any important data. It is not a network platform service provider. None of the Company and our subsidiaries (including Bitmatrix) have been informed by any PRC governmental authority of any requirement for a national security review or any reporting and/or security assessment under the Network Data Security Regulations. Based on the opinion of our PRC counsel, Jincheng Tongda & Neal, we and our PRC subsidiary are not required to undergo the national security review under the Network Data Security Regulation, because none of the network data processing activities carried out by us or Bitmatrix affects or may affect national security of the PRC.

Based on PRC laws and regulations effective as of the date of this report, we believe that we have not entered into a transaction or offering that would require us or Bitmatrix to obtain any permission from the CSRC, the CAC, or any other PRC authority. Given the uncertainties of interpretation and implementation of the PRC laws and regulations and the enforcement practice by PRC government authorities, we cannot assure you that relevant policies in this regard will not change in the future, which may require us or our subsidiaries to obtain additional licenses, permits, filings or approvals. If we or our subsidiaries do not receive or maintain required permissions or approvals, or inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change which require us to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain such permissions or approval, and we may be subject to governmental investigations or enforcement actions, fines, penalties, suspension of operations, or be prohibited from engaging in relevant business or conducting securities offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

Cash Flows through Our Organization

Abits is a holding company with no operations of its own. It conducts substantially all of its operations through its principal subsidiary in the United States, Abit USA.

Our PRC subsidiary, Bitmatrix, is a stand-alone operation that has its own banking account in China. It does not rely on any funding from Abits, the public holding company, or from any of other subsidiary companies. Bitmatrix’s expenses are solely in Renminbi.

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

Abit USA’s inter-company loans for each of the three years ended December 31, 2025 were as follows:

	Year ended December 31
	2025	2024	2023

Amount due from Abits Group Inc	2,241,294	1,241,125	590,188

Amount due from Abit Hong Kong	1,081,862	880,841	283,058

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

Selected Financial Data

The following table presents the selected consolidated financial information of our Company as of 2025, 2024 and 2023. The selected consolidated statements of operations data and the selected consolidated balance sheets data have been derived from our audited consolidated financial statements, of which that for the year ended December 31, 2025 and December 31. 2024 are included in this annual report. These audited consolidated financial statements begin on F-1 and are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this report.

Summary Consolidated Statements of Operations:

	Year ended December 31
	2025	2024	2023

Revenue	9,128,666	6,711,225	1,681,533

Profit from operations	3,676,498	3,375,406	1,226,065

Loss before taxation	(2,766,220)	(798,293)	(12,585,250)

Summary Consolidated Balance Sheet Data:

The following table presents our summary consolidated balance sheet data as of December 31, 2025 and December 31, 2024.

	December 31	December 31
	2025	2024

Cash and cash equivalents	83,837	1,118,929
Digital assets	1,483,451	257,753
Property, equipment and vehicles	8,530,215	9,435,908
Other assets	816,847	558,707
Total assets	10,914,350	11,371,297
Total liabilities	(3,133,579)	(990,347)
Shareholders’ equity	7,780,771	10,380,950

Corporate Information

Abits Group Inc is a BVI business company limited by shares incorporated on May 18, 2021. Its registered office in the BVI is located at Floor 4, Banco Popular Building, Road Town, Tortola BG 110, British Virgin Islands. Its registered agent is Campbells Corporate Services (BVI) Limited.

Our principal executive offices are located at Level 24, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong SAR. Our telephone number is +1 (852) 3959-8605. Our website is https://www.abitsgroup.com. The information on or linked to on our website is not a part of this report.

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

Summary Of Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

General Risks

●	Failure to manage our liquidity and cash flows may materially and adversely affect our financial conditions and results of operations. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all.
●	We have a history of operating losses, and we may not be able to achieve or sustain profitability; we have recently shifted our bitcoin mining business, and we may not be successful in this business.
●	Our results of operation may fluctuate significantly and may not fully reflect the underlying performance of our business.
●	We may acquire other businesses, form joint ventures or acquire other companies or businesses that could negatively affect our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense; notwithstanding the foregoing, our growth may depend on our success in uncovering and completing such transactions.
●	From time to time, we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

Risks Related to Bitcoin Mining

●	Our results of operations are expected to vary with Bitcoin price volatility.
●	Our mining operating costs outpace our mining revenues, which could seriously harm our business or increase our losses.
●	We have an evolving business model which is subject to various uncertainties.
●	Regulatory changes or actions may alter the nature of an investment in us or restrict the use of cryptocurrencies in a manner that adversely affects our business, prospects or operations.
●	The development and acceptance of cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate.
●	Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in bitcoin-related activities or that accept cryptocurrencies as payment, including financial institutions of investors in our securities.
●	We may face risks of Internet disruptions, which could have an adverse effect on the price of cryptocurrencies.
●	Acceptance and/or widespread use of bitcoin is uncertain.
●	The decentralized nature of bitcoin systems may lead to slow or inadequate responses to crises, which may negatively affect our business.
●	Our bitcoins may be subject to loss, theft or restriction on access.
●	There is a lack of liquid markets, and possible manipulation of blockchain/bitcoin-based assets.
●	Incorrect or fraudulent bitcoin transactions may be irreversible.
●	Our reliance primarily on a single model of miner may subject our operations to increased risk of mine failure.
●	Our future success will depend in large part upon the value of bitcoin; the value of bitcoin may be subject to pricing risk and has historically been subject to wide swings.
●	Cryptocurrencies, including those maintained by or for us, may be exposed to cybersecurity threats and hacks.
●	We are subject to risks associated with our need for significant electrical power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations, such as ours.
●	We may not adequately respond to price fluctuations and rapidly changing technology, which may negatively affect our business.

Risks Involving Intellectual Property

●	Bitcoin and bitcoin mining operations rely on software and specialized technology.
●	We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.
●	We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations
●	Our platform and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Risks Related to Our Corporate Structure and Being Based in or Having Some Portion of Operations in China

●	Trading in our ordinary shares may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely our auditor for a period of two consecutive years and as a result, Nasdaq may determine to delist our securities.
●	If the Chinese government determines that our corporate structure does not comply with the Chinese laws and regulations, or if such laws and regulations change or are interpreted differently in the future, Chinese regulatory authorities could disallow our current operating structure, which would likely result in a material change in our operations and/or a material change in the value of our ordinary shares, including that it could cause the value of such securities to significantly decline or become worthless.
●	PRC laws and regulations can change quickly with little advance notice, and uncertainties in the interpretation and enforcement of PRC laws and regulations could adversely affect us including causing our ordinary shares to significantly decline in value.
●	The PRC government may intervene in or influence the operations of our PRC subsidiary at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our and our PRC subsidiary’s operations and the value of our ordinary shares.
●	The Chinese government may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, and any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
●	If we were to be required to obtain any permission or approval from or complete any filing procedures with the CSRC, the CAC, or other PRC governmental authorities under the PRC laws, we could be subject to fines or other regulatory sanctions.
●	Our PRC subsidiary, Bitmatrix, is subject to data security, personal information protection, and other data related PRC laws and regulations, and if Bitmatrix were found to be noncompliant with such laws and regulations, it could materially and adversely affect our financial condition and results of operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or be worthless.
●	We may rely on dividends and other distributions on equity paid by our subsidiaries for our cash and liquidity requirements, and any limitation on the ability of our U.S. operating subsidiaries to pay dividends to us through our Hong Kong subsidiary could have a material adverse effect on liquidity needs and our ability to distribute to our shareholders.
●	We could be negatively affected as a result of being previously associated with Moxian subsidiaries divested in 2022 which had conducted business operations in mainland China.

Risks Related to Our Ordinary Shares

●	Our ordinary shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.
●	We are not likely to pay cash dividends in the foreseeable future.
●	You may face difficulties in protecting your interests as a shareholder, as the laws of British Virgin Islands provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the United States courts.
●	Volatility in our ordinary shares price may subject us to securities litigation.
●	We may be unable to comply with the applicable continued listing requirements of the Nasdaq Capital Market, which may adversely impact our access to capital markets and may cause us to default certain of our agreements

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

Risks Related to Our Corporate Structure and Being Based in or Having Some Portion of Operations in China

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

If the Chinese government determines that our corporate structure does not comply with the Chinese laws and regulations, or if such laws and regulations change or are interpreted differently in the future, Chinese regulatory authorities could disallow our current operating structure, which would likely result in a material change in our operations and/or a material change in the value of our ordinary shares, including that it could cause the value of such securities to significantly decline or become worthless.

We are not an operating company but a holding company incorporated in the BVI. We conduct operations through our subsidiaries in the U.S., with limited intracompany support operations being conducted by our mainland subsidiary. We own equity interests in our operating subsidiaries indirectly through our Hong Kong subsidiary. This corporate structure involves certain unique risks to investors. Investors in our securities are not acquiring equity interests in any operating companies but instead are acquiring interests in a BVI holding company. Investor may never hold equity interests in the Chinese operating companies. Our U.S. operating subsidiaries may provide dividend or other distributions to us through our Hong Kong subsidiary. As a holding company, we may rely on dividends or payments by our subsidiaries to fund our cash and financing requirements. The ability of our subsidiaries to pay dividends or make distributions to us may be restricted by laws and regulations applicable to them. PRC regulatory authorities could limit or hinder our ability to receive dividends or distributions from, or transfer funds to, the operating companies. Our corporate structure contains no variable interest entities and our mainland PRC subsidiary is not in an industry that is subject to foreign ownership limitations in mainland China. However, there are uncertainties with respect to the Chinese legal system and there may be changes in laws, regulations and policies, including how those laws, regulations and policies will be interpreted or implemented. If in the future the Chinese government determines that our corporate structure does not comply with Chinese laws and regulations, or if Chinese laws and regulations change or are interpreted differently, our financial position could be materially and adversely affected. Further, Chinese regulatory authorities could disallow our corporate structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

PRC laws and regulations can change quickly with little advance notice, and uncertainties in the interpretation and enforcement of PRC laws and regulations could adversely affect us including causing our ordinary shares to significantly decline in value.

Our PRC subsidiary’s operations are governed by PRC laws and regulations. Our mainland China subsidiary is generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because certain laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which may not be publicly available on a timely basis or at all) that may have a retroactive effect. Historically, the principal regulation governing foreign ownership of businesses in the PRC was the Guidance Catalogue for Industrial Structure Adjustments (the “Catalogue”). The Catalogue classified various industries into three categories: encouraged, restricted and prohibited. The Catalogue has been replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access (2018), effective July 28, 2018, and amended and restated by the 2024 version, effective November 1, 2024 (the “Negative List”). The Negative List specifies the prohibited and non-prohibited (similar to the restricted in the Guidance Catalogue) industries for foreign investment. For the industries not covered by the Negative List, the foreign investment and the domestic investment have equal access. Foreign investors may not invest in the prohibited industries specified by the Negative List. For the non-prohibited industries on the Negative List, a foreign investor may not make investment unless certain requirements on the equity ownership and the executive officers of the foreign invested enterprises, as set forth in the Negative List, are met. If PRC has certain equity requirements in certain investment fields, no foreign-invested partnership may be established. According to the Negative List, Bitmatrix’s administrative support services are not prohibited and we can hold equity in Bitmatrix. However, there can be no assurance that the Negative List will not change in the future and our ownership of Bitmatrix may be limited or prohibited. We and our PRC subsidiary may face uncertainty in the interpretation and application of PRC laws and regulations. PRC laws, rules or regulations can evolve quickly and may be revised from time to time. Interpretation and implementation of current and future PRC laws and regulations may change quickly with little advance notice. If PRC laws, rules and regulations are applied in a manner that negatively affect us and our PRC subsidiaries, we cannot assure you that we and our subsidiaries will be able to comply with them in all respects, and we and our PRC subsidiaries may be subject to fines and other government sanctions, which may adversely affect our financial condition and results of operations.

The PRC government may intervene in or influence the operations of our PRC subsidiary at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our and our PRC subsidiary’s operations and the value of our ordinary shares.

The Chinese government has significant oversight and discretion over the conduct of our PRC subsidiary and may intervene or influence its operations as the government deems appropriate to further regulatory, political and societal goals. The Chinese government has published policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will not in the future release regulations or policies governing the administrative support and services industry that could require our mainland China subsidiary to seek special licenses from Chinese authorities to continue to operate, which could indirectly affect our U.S. subsidiaries’ operations and financial condition. Furthermore, the Chinese government has increased the government’s oversight and control over offerings of companies with significant operations in mainland China that are to be conducted in foreign markets, as well as foreign investment in China-based issuers. While our Hong Kong holding subsidiary does not conduct substantial business, our PRC subsidiary, Bitmatrix, provides limited in-house administrative support operations in China. If Bitmatrix cannot maintain its business license as a result of governmental actions, or is required to seek permission from Chinese authorities to continue to operate, it could result in a material change in its operations, affect the intra company support received by our U.S. subsidiaries, and adversely impact the value of our ordinary shares.

The Chinese government may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, and any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In the recent years, the Chinese government has exerted more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On February 17, 2023, the CSRC promulgated the Trial Measures and the relevant guidelines, which became effective on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either directly or indirectly, are required to complete a filing procedure with the CSRC and report relevant information. Since this regulation is relatively new, uncertainties still exist in relation to what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on the operations of our mainland China subsidiary.

Further, Chinese government continues to exert more oversight and control over Chinese companies in certain industries. On July 2, 2021, Chinese cybersecurity regulator announced, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s application be removed from smartphone application stores. On July 5, 2021, the Chinese cybersecurity regulator launched the same investigation on two other Internet platforms, China’s Full Truck Alliance of Full Truck Alliance Co. Ltd. (NYSE: YMM) and BOSS Zhipin of Kanzhun Limited (Nasdaq: BZ). On July 24, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly released the Guidelines for Further Easing the Burden of Excessive Homework and Off-campus Tutoring for Students at the Stage of Compulsory Education, pursuant to which foreign investment in such firms via mergers and acquisitions, franchise development, and variable interest entities are banned from this sector.

Recently, the PRC government also promulgated new laws and regulations relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities. The Cybersecurity Law, which was adopted by the National People’s Congress on November 7, 2016 and became effective on June 1, 2017, and the Cybersecurity Review Measures (2020 Version), which were promulgated on April 13, 2020, provide that personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. In addition, a cybersecurity review is required where critical information infrastructure operators, or the “CIIOs,” purchase network-related products and services, which products and services affect or may affect national security. On December 28, 2021, the Cybersecurity Review Measures (2021 Version) was promulgated and became effective on February 15, 2022 and the Cybersecurity Review Measures (2020 Version) was repealed at the same time. The Cybersecurity Review Measures (2021 Version) iterates that the procurement of any network product or service by CIIOs or the conducting of data processing activities by online platform operators, that affects or may affect national security, shall be subject to a cybersecurity review and any online platform operators controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and it also provides that a data classification and hierarchical protection system. The data classification and hierarchical protection system protects data according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used, which protection system is expected to be built by the state for data security in the near future. On November 14, 2021, the CAC published the Network Data Security Administrative Regulations Draft, which provided that data processing operators engaging in data processing activities that affect or may affect national security or processing personal information of more than one million users must be subject to a cybersecurity review. The official version of the regulation, or the Regulation for the Administration of Network Data Security (the “Network Data Security Regulation”), which was promulgated on September 24, 2024 and came into effect on January 1, 2025, does not contain a requirement for an application of cybersecurity review for data processing operators who possess personal data of at least one million users. Instead, it requires that a network data processor who carries out network data processing activities that affect or may affect national security shall undergo a national security review in accordance with relevant national regulations.

According to the Cybersecurity Review Measures (2021 Version) and the Network Data Security Regulation, a cybersecurity review is conducted by the CAC, to assess potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The state establishes a data classification protection system. According to the impact and importance of data on national security, public interests or the legitimate rights and interests of individuals and organizations, data are divided into general data, important data and core data, and different protection measures are taken for different levels of data. The state focuses on the protection of personal information and important data, and strictly protects core data. Based on the opinion of our counsel as to PRC law, Jincheng Tongda & Neal, while our PRC subsidiary, Bitmatrix, is subject to the Network Data Security Regulations, we or our PRC subsidiary are not required to undergo a national security review in order to operate the business or to offer securities to investors under the Cybersecurity Review Measures or the Network Data Security Regulation, because we or our PRC subsidiary have not carried out any data processing activities that affects or may affect national security of the PRC, and we or our PRC subsidiary do not control personal information of more than one million users. However, the PRC regulatory requirements with respect to cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations, and significant changes, resulting in uncertainties in how the relevant legal requirements apply to us and our PRC subsidiary.

If we were to be required to obtain any permission or approval from or complete any filing procedures with the CSRC, the CAC, or other PRC governmental authorities under the PRC laws, we could be subject to fines or other regulatory sanctions.

We conduct substantially all of our bitcoin mining operations in the United States through our U.S. subsidiaries. Our PRC subsidiary, Bitmatrix’s activity is limited to in-house administrative support to the holding company and other subsidiaries and it does not conduct any revenue generating business. Other than a registration license for Bitmatrix as an entity existing and present in China, we are not aware we, Bitmatrix or any other subsidies are required to obtain any permission or approval from or complete any filing procedures with the PRC authorities under PRC law.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and the relevant five guidelines, which became effective on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either directly or indirectly, are required to complete a filing procedure with the CSRC and report relevant information. The Trial Measures provides that if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. As advised by our PRC legal counsel, under current PRC laws, regulations and rules, neither we nor our PRC subsidiary is required to submit applications for the approval of the CSRC in connection with our securities offerings because (i) we are a company incorporated in the British Virgin Islands, and for the fiscal year ended December 31, no operating revenue was generated from mainland China, and 19.08% of our total loss, 3.47% of our total assets and 3.70% of our net assets were attributable to our subsidiary in mainland China; (ii) the main parts of our business activities, bitcoin mining and data center operations, are not conducted in mainland China but in the U.S., and the main places of our business are located outside mainland China; and (iii) less than a majority of our senior management members managing our business operations are PRC citizens or have their usual places of residence located inside mainland China. Our CEO, Mr. Deng, maintains his residences in both Hong Kong and the U.S. and spends a significant amount of time each year in the U.S. overseeing and managing the overall operations of our bitcoin mining and data center business. The senior management member in charge of our bitcoin mining operations, Mr. Phillip Hicks, is a U.S. citizen residing in the U.S.

On July 7, 2022, the Cyberspace Administration of China (“CAC”) issued the Measures for Security Assessment of Cross-border Data Transfer, or the Measures, which took effect on September 1, 2022. According to the Measures, in addition to the self-risk assessment requirement for provision of any data outside Mainland China, a data processor shall apply to the relevant cyberspace department for data security assessment and clearance of outbound data transfer in any of the following events: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by an operator of critical information infrastructure or a data processor which has processed more than one million users’ personal data; (iii) outbound transfer of personal information by a data processor which has made outbound transfers of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively since January 1 of the previous year; and (iv) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC. Our PRC subsidiary’s activity related to cross-border data transfer is limited to our corporate and personnel internal uses and does not fall under any of the above specified categories. From January 1, 2023 to the date of this report, Bitmatrix made outbound data transfers of significantly less than one hundred thousand users’ personal information or ten thousand users’ sensitive personal information cumulatively.

Based on PRC laws and regulations in effect as of the date of this report, we believe that we or our subsidiaries have not entered into a transaction or offering that would require us or any subsidiary to obtain any permission from or complete any filing procedure with the CSRC, the CAC or any other PRC authority. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by the PRC government authorities, we cannot rule out the possibility that we could be subject to such approval or filing procedures as a result of PRC subsidiary’s operations and its intracompany administrative support activities. If so, we could be subject to fines or other regulatory sanctions.

Our PRC subsidiary, Bitmatrix, is subject to data security, personal information protection, and other data related PRC laws and regulations, and if Bitmatrix were found to be noncompliant with such laws and regulations, it could materially and adversely affect our financial condition and results of operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or be worthless.

Our PRC subsidiary, Bitmatrix, is subject to certain cybersecurity, data protection, and other PRC laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations apply not only to third-party transactions, but also to transfers of information within our organization. These laws and regulations may restrict the administrative support activities of Bitmatrix and require our PRC subsidiary to incur costs and efforts to comply, and any breach or noncompliance may subject our subsidiary to proceedings against such entity, damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect the business of our PRC subsidiary, and our financial condition and results of operations.

The PRC Data Security Law, or the Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner and provides that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. The term “data” refers to any recording of information by electronic or other means, and “data processing” refers to the collection, storage, use, processing, transmission, provision, and disclosure of data. The Data Security Law applies to data processing activities within the territory of mainland China as well as those conducted outside mainland China that would jeopardize the national interest or the public interest of China or the rights and interest of any PRC organization and citizens. Any entity failing to perform the obligations provided in the Data Security Law may be subject to orders to correct, warnings and penalties including ban or suspension of business, revocation of business licenses or other penalties. As of the date of this report, based on the assessment of the management, neither we nor our subsidiaries in Hong Kong and the U.S. have conducted any data processing activities within the territory of mainland China, or that may endanger the national interest or the public interest of China or the rights and interest of any Chinese organization and citizens, and as advised by our PRC counsel, the Data Security Law is not applicable to us and our subsidiaries in Hong Kong and the U.S. Our PRC subsidiary, Bitmatrix, collects and stores, in its information system, financial data of the Company for the purpose of providing in-house administrative service to the Company, and personal information of its employees for employment purpose (including but not limited to names, ID and certain other personal information). As such, Bitmatrix engages in data processing activities as defined under the Data Security Law. As advised by our counsel as to PRC law, the Data Security Law is applicable to our PRC subsidiary, Bitmatrix. Based on the assessment of the management, Bitmatrix is compliant with the data protection requirements as stipulated in the Data Security Law for its data processing activities.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, or the PIPL, which took effect on November 1, 2021. The PIPL applies not only to personal information processing activities carried out in the territory of mainland China but also to personal information processing activities outside mainland China if such activities are conducted for the purpose of offering products or services to persons in the territory of mainland China, or for behavior analysis and assessment of persons in the territory of mainland China. Pursuant to the PIPL, the processing of personal information includes the collection, storage, use, processing, transmission, provision, disclosure and deletion of personal information. The noncompliant entities could be ordered to correct, to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties. As discussed above, our PRC subsidiary, Bitmatrix, collects and stores personal information of its employees for employment purpose, and thus, as advised by our PRC counsel, our PRC subsidiary is subject to the PIPL. Our management has determined that (i) neither we nor our Hong Kong and U.S. subsidiaries have conducted personal information processing activities within the territory of mainland China. Based on the foregoing, our PRC counsel has advised us that neither we nor our subsidiaries in Hong Kong and the U.S. are subject to the PIPL; (ii) neither we nor any of our subsidiaries have conducted personal information processing activities outside of mainland China, whether for the purpose of offering products or services to persons in the territory of mainland China or for behavior analysis and assessment of persons in the territory of mainland China. Our management has assessed that, while our PRC subsidiary, Bitmatrix, has conducted personal informational processing activities in mainland China, it has been in compliance with the requirements of personal information processing as set forth in the PIPL.

On September 24, 2024, the CAC released the Regulations for the Administration of Network Data Security, or the Network Data Security Regulations, which took effect on January 1, 2025. The Network Data Security Regulation requires that a network data processor who carries out network data processing activities that affect or may affect national security shall undergo a national security review in accordance with relevant regulations. Based on the assessment of the management, none of our Company, Hong Kong subsidiary and U.S. Subsidiaries conducts any data processing activities within the PRC, or those outside the PRC that may damage the national security, public interests, or legitimate interests of PRC persons. As advised by our PRC counsel, our Company, Hong Kong subsidiary and U.S. Subsidiaries are not subject to the Network Data Security Regulations. Bitmatrix conducts network data processing activities, including the processing of personal information, for its operation in the PRC, which do not affect national security, but it does not process large amount of personal data or any important data. It is not a network platform service provider. None of the Company and our subsidiaries (including Bitmatrix) have been informed by any PRC governmental authority of any requirement for a national review or any reporting and/or security assessment under the Network Data Security Regulations. Based on the opinion of our PRC counsel, our PRC subsidiary, Bitmatrix, is subject to the Network Data Security Regulation for its collection and storage of data through network, but our PRC subsidiary is not required to undergo the national security review under the Network Data Security Regulation, because none of the network data processing activities carried out by Bitmatrix affect or may affect national security of the PRC.

As advised by our PRC counsel, Jincheng Tongda & Neal, as of the date of this report, neither we nor any of our subsidiaries have been found to have violated any personal information or data security laws and regulations, have received any notice of violations from any competent PRC authorities, including the CAC, or have been investigated or sanctioned by any competent PRC authorities in relation to data security or personal information protection. However, the PRC regulatory authorities have broad discretion in interpreting and implementing the Data Security Law, the PIPL, and other relevant personal information and data security laws and there are uncertainties with respect to the enforcement of these laws and regulations. Our management has determined that our PRC subsidiary, Bitmatrix, is in compliant with the Data Security Law, the PIPL, and other relevant personal information and data security laws. However, we cannot rule out the possibility that PRC governmental authority may find that all entities like us are subject to such laws regardless of the nexus to China. If we or any of our subsidiaries were deemed to be noncompliant with the Data Security Law, the PIPL, and other relevant personal information and data security laws, we could become subject to fines and other government sanctions. Additionally, according to the Data Outbound Transfer Measures, in addition to the self-risk assessment requirement for provision of any data outside Mainland China, a data processor who transfers outbound important data and personal information collected and generated in its operations in mainland China shall apply to the relevant cyberspace department for data security assessment and clearance of outbound data transfer in any of the specified events: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by an operator of critical information infrastructure or a data processor which has processed more than one million users’ personal data; (iii) outbound transfer of personal information by a data processor which has made outbound transfers of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively since January 1 of the previous year; and (iv) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC. To promote cross-border data transfer, the CAC issued the Data Flow Regulations, and relaxes the control over the cross-border transfer of non-sensitive personal information. In accordance with the Data Outbound Transfer Measures, the Data Flow Regulations, and the relevant guidelines issued by the CAC in this regard, a data processor shall apply for a data security assessment and clearance of outbound data transfers in either of the following circumstances: (a) outbound transfer of personal information or important data by a CIIO; or (b) outbound transfer of important data by a non-CIIO data processor, or personal information by such a non-CIIO data processor who has made outbound transfers of more than one million users’ personal information (not including sensitive personal information), or more than 10,000 users’ sensitive personal information cumulatively since January 1 of the current year. Our management has assessed, in consultation with our PRC counsel, that our mainland China subsidiary’s activity related to cross-border data transfer is limited to corporate records, including financial data and certain non-sensitive personal information of our employees (such as resumes of certain employees). From January 1, 2023 to the date of this report, our PRC subsidiary made outbound data transfers of significantly less than 10,000 users’ personal information cumulatively and did not transfer outbound any sensitive personal information prohibited by the Data Outbound Transfer Measures. Based on the above facts, as advised by our PRC counsel, we and our PRC subsidiary are not required to apply from the relevant cyberspace department for data security assessment and clearance of outbound data transfers.

The above PRC laws and regulations related to cybersecurity and data privacy are relatively new, the interpretation and implementation of these laws and regulations may be subject to revisions, and we cannot rule out the possibility that any PRC governmental authorities may subject us and our subsidiaries to such laws and regulations in the future. If they are deemed to be applicable to us and our subsidiaries, we may be considered noncompliant with such new regulations in material respects and be subject to fines and other government sanctions, which could materially and adversely affect our financial condition and results of operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or be worthless.

We may rely on dividends and other distributions on equity paid by our subsidiaries for our cash and liquidity requirements, and any limitation on the ability of our U.S. operating subsidiaries to pay dividends to us through our Hong Kong subsidiary could have a material adverse effect on liquidity needs and our ability to distribute to our shareholders.

As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries for our cash and liquidity requirements, including payment of any debt we may incur and our expenses. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. We currently conduct all of our business and generate revenues through our U.S. subsidiaries. Although we do not currently intend to pay dividends, we may rely on the dividends received from our U.S. operating subsidiaries through our Hong Kong subsidiary in the future. Abit HK is permitted under Hong Kong law to provide funding and dividend distributions to us, provided that the payments by Abit HK are in compliance with the applicable laws and regulations relating to Anti-Money Laundering and Counter Financing of Terrorism. To the extent cash or assets in the business is in mainland China or Hong Kong, the cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to potential interventions in or the imposition of restrictions and limitations on our or our subsidiaries’ ability by the PRC government to transfer cash or assets. There are currently no restrictions of transferring funds between our British Virgin Islands holding company and our subsidiaries in the U.S. and Hong Kong. Other than our mainland China subsidiary, currently there are no significant restrictions on foreign exchange or our ability to transfer cash between entities within our group, across borders, or to U.S. investors. However, there can be no assurance that the PRC government will not introduce new laws and regulations in the future affecting the ability of our subsidiaries, including Hong Kong subsidiary, to transfer cash. Any such controls or restrictions may adversely affect our ability to finance our cash requirements, service debt or make dividends or other distributions to our shareholders.

We could be negatively affected as a result of being previously associated with Moxian subsidiaries divested in 2022 which had conducted business operations in mainland China.

Because of the past history of the Former Moxian Subsidiaries in operating in China, the Company could be subject to investigative action by the Chinese authorities in connection with the operations of its disposed subsidiaries. As of the date of this report, the Company has not received any notification or has any knowledge of such action. In the event that we are subject to any investigations or other regulatory actions as a result of our past association with Moxian subsidiaries, we would have to spend time and resources, management would be distracted from our operations, and our operations and financial results could be materially adversely affected.

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

Our ordinary shares is currently traded on the Nasdaq Capital Market. Nasdaq rules require us to maintain a minimum closing bid price of $1.00 per share. The closing bid price of our ordinary shares fell below $1.00 per share for 30 consecutive trading days, so we were not in compliance with Nasdaq’s rules for listing standards. Although we regained compliance, there can be no assurance we will continue to meet the minimum bid price requirements or any other requirements in the future, in which case our ordinary shares could be delisted.

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

A majority of our directors and executive officers are nationals or residents of countries other than the United States and all or a substantial portion of such individuals’ assets are located outside the United States. Other than our CEO and director, Mr. Conglin Deng who is a PRC national but resides part of the year in the U.S. managing the operations of our U.S. subsidiaries, our directors, Tao Xu, Chuan Zhan and Yanyan Sun, are nationals or residents of the PRC. Our director and Audit Chair, Lionel Choong, is a Malaysian national and does not reside in the PRC. Our CFO, Kai Zhang, is a PRC citizen. As a result, it may be difficult for a shareholder to effect service of process within the United States upon some of these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

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

On February 13, 2025, the Board of Directors approved a share consolidation (the “Reverse Split”) of the Company’s authorized and issued ordinary shares and preferred shares at the ratio of one-for-fifteen. The Company had previously received a notice of deficiency from the NASDAQ Stock Market LLC (the “Nasdaq”) in April 2024 that the Company was not compliant with the minimum $1.00 bid price requirement for continued listing on the Nasdaq Capital Market under the Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). The purpose of the Reverse Split was to regain compliance of the Minimum Bid Price Requirement. The Reverse Split of the ordinary shares was effected on March 10, 2025 (the “Effective Date”). Prior to the Effective Date, there were 35,554,677 ordinary shares and 5,000,000 preferred shares outstanding. Immediately following the Reverse Split, 2,369,995 ordinary shares and 333,333 preferred shares were outstanding. The Company redeemed at market value the resulting fractional shares.

On March 17, 2025, Abit USA entered into a loan agreement with Jizhez Holdings Limited, a Hong Kong company and an unrelated third party (the “Lender”), pursuant to which Abit USA borrowed a loan in the principal amount of $3 million. The loan bears interest at a simple rate of 12.0% per annum and has a term of twenty-four months from the date of the loan proceeds was received. The loan is secured by certain assets of Abit USA, including land, building and other assets located in Duff, Tennessee. The proceeds from the loan were used to finance the acquisition of 2850 units of Antminer S19XP installed at our data center in Memphis, Tennessee.

On February 24, 2026, the Company closed a registered direct offering of ordinary shares and pre-funded warrants with institutional investors for approximately $2.1 million. The offering consisted of the sale of an aggregate of 792,452 ordinary shares and pre-funded warrants. The price per ordinary share was $2.65 (or $2.64999 for each pre-funded warrant, with an exercise price of $0.00001 per pre-funded warrant). The pre-funded warrants are immediately exercisable and may be exercised at any time until exercised in full. At closing, we issued and sold 269,452 ordinary shares and 523,000 pre-funded warrants. As of the date of this report, an aggregate of 270,001 pre-funded warrants have been exercised via cashless exercises, with the remaining 252,999 warrants outstanding.

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

Organization Chart

The following diagram illustrates our corporate structure, as of the date of this report:

Abits Group Inc

ABITS GROUP INC
100%
Abit Hong Kong Limited
100%
Abit USA, INC.
100%
Beijing Bitmatrix
Co.Ltd
100%
Abits INC.

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

Halving

Further affecting the industry, and particularly for the bitcoin blockchain, the cryptocurrency reward for solving a block is subject to periodic incremental halving. Halving is a process designed to control the overall supply and reduce the risk of inflation in cryptocurrencies using a Proof-of-Work consensus algorithm. At a predetermined block, the mining reward is cut in half, hence the term “halving”. For bitcoin, the reward was initially set at 50 bitcoin currency rewards per block and this was cut in half to 25 in November 28, 2012 at block 210,000 and again to 12.5 on July 9, 2016 at block 420,000 and on May 11, 2020 at block 630,000 when the reward was halved to 6.25. On April 19, 2024 it was halved again to 3.125. With each halving, the mining rewards to the miners are halved and the industry becomes a lot more competitive. This process of halving will reoccur until the total amount of bitcoins in circulation reaches 21 million.

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

Recent Developments

Hosting Agreements

On December 20, 2024, Abit USA entered into a hosting agreement with 4545 S Mendenhall LLC (the “Hosting Agreement”) for the provision of electricity power, network services, facility maintenance and technical support of mining equipment installed at our data center located in Memphis, Tennessee. The Hosting Agreement has an initial term of two years and may be terminated after one year by either party with 60 days advance written notice to the other party. Pursuant to the Hosting Agreement, Abit USA would pay an initial deposit of $275,940 to the service provider. It would pay a hosting fee consisting of energy cost, service reimbursement and a profit share of 25% of the net profit for a hosted period.

On March 5, 2025, Abit USA entered into Amendment #1 to Hosting Agreement with 4545 S Mendenhall LLC (the “Amended Hosting Agreement”). The Amended Hosting Agreement provides for an updated commencement date of the hosting services and an increased power capacity. It amended the initial deposit to $285,600 and the profit share to 33.5% of the net profit, among other things.

Asset Purchase Agreements

On March 7, 2025, Abit USA entered into a sales and purchase agreement with Bitmain Technologies Delaware Limited, an unrelated third party (the “Supplier”). Pursuant to the agreement, Abit USA purchased certain HASH super computing servers from the Supplier for an aggregate purchase price of $3,214,800.00 for its cryptocurrency mining operations. The deployment of these new Antminer S19XP machines completed in April 2025, effectively doubling Abit USA’s mining capacity.

On March 20, 2026, Abit USA entered into agreements with Apogee West LLC to purchase an additional 200 units of new and unused Antminer T21 miners. The fleet was delivered to the Duff site in Tennessee by the end of March and has been put into operation after testing.

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

The Company maintains a registered office at Level 24, Lee Garden One, 33 Hysan Avenue in Causeway Bay, Hong Kong SAR.

As the Company is in the bitcoin mining business, its investment in plant and equipment is substantial and is centred at its self-owned property at 4458 White Oak Road, Duff, TN 37729, where its principal subsidiary, Abit USA, operates.

In April 2024, Abit acquired a land parcel located at 0 230th Ave, New Auburn, Wisconsin 54757. It occupies a total of approximately 55 acres. The property will be used for building a data center.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Review of Operations

In 2025, the Company continued to advance its capacity expansion strategy.

During the first quarter, the Company secured a $3.0 million loan from an unrelated third party to finance the procurement of new Antminer S19XP miners for operational expansion in Memphis, Tennessee. Deployment of these mining machines was scheduled for completion by late March 2025, effectively doubling Abit USA’s overall mining capacity by raising its power capacity from 10MW to 22MW.

In the second quarter, around 2,850 units of S19XP miners have been installed since April 2025 at the Company’s second Memphis facility, operated under a hosting joint venture with the local utility authority. The site currently delivers a hash rate of approximately 500 PH/s.

In the third quarter, two water wells were successfully installed and commissioned at the Duff site, delivering immediate operational benefits. The project reduced monthly water expenses by up to $25,000, while the average power cost has remained consistently below $0.04 per kWh.

As of December 31, 2025, the Company’s ongoing expansion has brought its total mining fleet across Tennessee operations to 4,575 miners, with an aggregate hash power of roughly 720 PH/s, broken down as follows:

● 2,991 units of Antminer S19XP Air-cooled miners

● 1,299 units of Antminer S19XP Hydro-cooled miners

● 285 units of Antminer T21 miners

Financial Review

Revenue rose to $9.13 million, against $6.71 million in 2024, suggesting a 37% increase. The main reason is that the company’s fleets in Memphis began operating at the end of March 2025 which achieves $2.9 million. This income also includes a maiden contribution of $309,091 from hosting activities as we seek to maximize the capacity of our electricity supply from the local utility board.

Cost of revenue was $5.45 million, of which electricity in Duff site ($2.76 million) and hosting fee in Memphis site ($1.92 million) was the main component, respectively. We operate mostly at off peak hours and also use hydro-power wherever feasible such as in the cooling of the machines. Meanwhile, we dug a deeper well during the year to increase our water reservoir for higher storage during rainfall periods. As a result, the water bill has decreased from $571,053 to $295,135 by 48%.

Profit from operations, excluding amortization of mining equipment and depreciation of the site property, registered at $3.68 million (2024: $3.38 million) reflecting a gross margin of 40.13%.

General and administrative overheads keep the level at $2.55 million, which includes the compensation of CEO and CFO ($206,000 and $ 60,720 respectively). The write off of miners is $0.47 million, which is a normal case of scrapping.

The finance expenses increased from $31,794 to $286,102. The main reason was the loan interest from Memphis project. In March 2025, we incurred debt for the first time in our $3 million from an unrelated third party which carries simple interest at 12% per annum and repayable in equal monthly repayments over a period of two years. This loan was to fund our acquisition of 2,850 units of Antminer S19XP for the new project in Memphis.

The depreciation of our site and fleets was $3.52 million (2024: $2.63 million).The main reason for the increase is that new fleets were added in Memphis ($2.9 million), resulting in an increased depreciation ($0.58 million).

Mining output comprises 89.09 bitcoins (“BTC”) against 100.55 BTC in the previous year. The main reason for the decline is that since April 2024, Bitcoin has begun to halve its supply. The output from new Memphis site is 27.87 BTC since it began operation at the end of March 2025.

Taking into account the market trends, the company began to hold BTC. The holding amount increased from 2.58 coins at the beginning of the year to 15.99 coins. This also demonstrates the company’s confidence in the future market.

Other major assets in the Balance Sheet: Property, plant and equipment ($8.53 million), Receivable and other receivable ($0.82 million), Other payable and accruals ($1.26 million) and Short-term Loan ($1.5 million).

Prospects

Despite the recent sluggish performance of the Bitcoin market, we maintain a positive long-term outlook for the digital asset sector.

On April 7, 2026, the Company acquired an additional 200 brand-new Antminer T21 miners with a hash rate of 190 TH/s. All units have been fully deployed and are now in stable operation at the Duff facility in Tennessee.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. DIRECTORS AND SENIOR MANAGEMENT

Our directors and executive officers are as follows;

Name	Age	Position
Conglin Deng	42	Chief Executive Officer and Director
Kai Zhang	35	Chief Financial Officer
Khuat Leok Choong, Lionel	64	Independent Director and Audit Chair(1)(2)(3)
Tao Xu	39	Independent Director (1)(2)(3)
Chuan Zhan	55	Independent Director (1)(2)(3)
Yanyan Sun	40	Executive Director

(1)	Member of Audit Committee

(2)	Member of Compensation Committee

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

Mr. Kai Zhang has served as our Chief Financial Officer since January 1, 2026, succeeding Wanhong Tan, our former CFO, who retired on December 31, 2025. Mr. Zhang has served as the Manager of the Finance Department of the Company since October 2023. In that role, he had been primarily responsible for preparing financial statements and periodic reports of the Company and improving its financial reporting process. Prior to joining the Company, Mr. Zhang was an analyst at the Securities and Options Trading Department of Founder Securities in Beijing, China, from June 2021 to October 2023. From June 2016 to March 2019, he was an accountant with ENN GROUP’s affiliate, a A-share listed Chinese company traded on the Shanghai Stock Exchange. Mr. Zhang earned his Master’s degree in Applied Finance from The University of Queensland, Australia, in 2021 and a Bachelor’s degree in Accounting from Xinxiang University, Henan, China in 2014.

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

6B. COMPENSATION

Executive Compensation

The Compensation Committee of the Board of Directors approves our salary and benefit policies. The Compensation Committee determines the compensation to be paid to our executive officers, with input from management, based on our financial and operating performance and contributions made by the officers to our organization as a whole. Our Board of Directors oversees executive compensation plans, policies and programs. Our Board of Directors has not adopted or established a formal procedure or criteria for determining the amount of compensation paid to our executive officers.

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31, 2025 and December 31, 2024.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Equity Based Compensation ($)	All Other Compensation ($)(1)	Total ($)
Conglin Deng	2024	240,000	-	-	-	240,000
Chief Executive Officer(2)	2025	240,000	-	206,000	-	446,000

Wanhong Tan	2024	120,000	-	-	-	120,000
Former Chief Financial Officer(3)	2025	120,000	-	60,720	-	180,720

Kai Zhang	2024	68,400	-	-	3,600	72,000
Chief Financial Officer(4)	2025	68,400	-	-	3,600	72,000

(1)	Consists of social security payments required under applicable U.S. and/or Chinese law.

(2)	Conglin Deng was appointed as our Chief Executive Officer, effective on September 21, 2021. Compensation paid in 2025 included: (i) salary paid of $120,000 as the CEO of the Company, (ii) salary paid of $120,000 as an officer of Abit USA, and (iii) 40,000 RSUs (defined below) vested on December 31, 2025.

(3)	Effective December 31, 2025, Wanhong Tan resigned as Chief Financial Officer of the Company due to his retirement. Compensation paid in 2025 included (i) salary paid of $120,000 as the CFO of the Company, and (ii) 12,000 RSUs vested on December 30, 2025.

(4)	Effective January 1, 2026, Kai Zhang was appointed as Chief Financial Officer of the Company. Compensation paid in 2025 and 2024 was salary paid for his service as a manager of the Company.

Equity-Based Compensation

In addition to base salary, we also offer certain equity-based compensation to our employees, officers, directors and consultants. Our existing stock-based compensation plan, the 2022 Omnibus Equity Incentive Plan, was approved by our board of directors in August 2022 (the “Plan”). This plan has served as a primary vehicle by which we offer long-term incentives and rewards to our executive officers and key employees. We regard equity-based compensation as a key retention tool. Retention serves as an important factor in our determination of the type of awards to grant and the number of underlying shares that are granted in connection with the awards.

As of December 31, 2025, the Compensation Committee and the Board have approved the grant of an aggregate of 52,000 restricted stock units (“RSUs”) to receive an equal number of ordinary shares of the Company. All such RSUs granted under the Plan have been vested and settled.

Compensation Recoupment (Clawback) Policy

We maintain a compensation clawback policy, which we adopted in compliance with Nasdaq listing requirements. In the event that the Company is required to prepare an accounting restatement due to its material noncompliance with any financial reporting requirement under U.S. federal securities law, the policy provides that the Company will recoup compensation from each current or former executive officer who, during the three-year period preceding the date on which an accounting restatement is required, received incentive compensation based on the erroneous financial data that exceeds the amount of incentive-based compensation the executive would have received based on the restatement. The Compensation Committee administers the Company’s Clawback Policy and has discretion to determine how to seek recovery under the policy and may forgo recovery if it determines that recovery would be impracticable.

Employment Agreements

Employment Agreement with Mr. Conglin Deng

Mr. Deng has an employment agreement with the Company as the Chief Executive Officer for an initial term of three years, commencing September 20, 2021. The term of the employment is deemed to be automatically renewed and extended on the same terms and conditions for a successive one year unless either party gives the other a ninety-day written notice not to renew the employment agreement. He is entitled to an annual base salary of $120,000 and an annual bonus determined at the sole discretion of the Board of Directors. Pursuant to the employment agreement, Mr. Deng has been awarded 40,000 restricted stock units (“RSUs”) to receive an equal number of ordinary shares of the Company, subject to the Company’s Omnibus Equity Incentive Plan. All the RSUs granted have vested in 2025 and settled in the first quarter of 2026.

Employment Agreement with Mr. Kai Zhang

We entered into an employment agreement with Kai Zhang, Chief Financial Officer, effective January 1, 2026, that provides an annual gross base salary of $72,000. Pursuant to the agreement, either party may terminate the agreement at any time, with or without cause, upon thirty days’ prior notice to the other party.

Director Compensation

The following presents information regarding the compensation paid in 2025 to members of our Board of Directors, including directors who are not also our employees (referred to herein as “Non-Employee Directors”). Employee directors do not receive compensation for their services as directors of the Company. Each Non-employee Director is entitled to receive compensation in cash for their services as directors from the Company. We also reimburse all Non-Employee Directors for their travel and other out-of-pocket expenses actually incurred in connection with each board meeting attended and other services provided in connection with their services provided in such capacity. We may also provide stock, option or other equity-based incentive compensation to our directors for their services.

As of December 31, 2025, we had two executive directors, Mr. Conglin Deng and Ms. Yanyan Sun, and three Non-Employee directors, Mr. Lionel Khuat Leok Choong, Mr. Tao Xu and Mr. Chuan Zhan.

The following table presents information regarding the compensation paid to our directors (other than the named executive officers) during the year ended December 31, 2025.

	Director Fees			Other Equity
	earned			Based
	or paid	Stock	Option	Incentive Plan	All other
	in cash	Awards	Awards	Compensation	Compensation	Total
Name	($)	($)	($)	($)	($)(1)	($)
Khuat Leok Choong, Lionel(2)	9,000	-	-	-	-	9,000
Tao Xu(3)	5,000	-	-	-	-	5,000
Chuan Zhan(3)	5,000	-	-	-	-	5,000
Yanyan Sun	-	-	-	-	30,840	30,840

(1)	Consists of salary paid as an employee of a subsidiary of the Company and social security payments.

(2)	Includes director’s fees paid for services as an independent director and the chair of the Audit Committee.

(3)	Includes director’s fees paid for services as an independent director.

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

Our board of directors currently consists of five (5) directors. A majority of our Board of Directors is independent, as such term is defined by NASDAQ.

A director may vote in respect of any contract or transaction in which he is interested, provided, however, that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

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

6D. EMPLOYEES

As of the date of this Report, the Company has a total of 11 full time employees, of which 4 are involved in Finance and Administration and the rest in the bitcoin mining business.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of April 29, 2026 by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding ordinary shares;

●	Each of our director, director nominees and named executive officers; and

●	All directors and named executive officers as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options, warrants or other exercisable or convertible securities that are exercisable or convertible currently or within 60 days of April 29, 2026, to be outstanding and to be beneficially owned by the person holding the options, warrants or other currently exercisable or convertible securities for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws.

	Number of Ordinary Shares	Percentage of Ordinary Shares	Percentage
	Beneficially	Beneficially	of Voting
Name of Beneficial Owner	Owned	Owned(1)	Power
Directors and Executive Officers:
Conglin Deng, CEO and Director (2)	461,354	15.6%	49.6%
Kai Zhang, CFO	-	-	-
Khuat Leok Choong, Lionel, Director(3)	2,400	*	*
Tai Xu, Director	-	-	-
Chuan Zhan, Director	-	-	-
Yanyan Sun, Director	-	-	-
All directors and executive officers as a group (six individuals)	463,754	15.7%	49.7%

5% Shareholder:
Futu Trustee Limited (4)	373,333	12.6%	7.5%
Empery Asset Management, LP(5)	273,771	8.5%	5.3%
Bridgeforrest (BVI) Inc(6)	10,666	0.4%	40.5%

* Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the shares. The percentage of ordinary shares beneficially owned and the percentage of voting power are based on 2,961,447 ordinary shares outstanding, 333,333 preferred shares outstanding and 252,999 pre-funded warrants outstanding as of April 29, 2026. Each ordinary share is entitled to one vote and each preferred share is entitled to six votes at meetings of shareholders or on any resolutions of shareholders.

(2)	Mr. Conglin Deng may be deemed to beneficially own 461,354 ordinary shares, consisting of 77,355 shares held directly by Mr. Deng, 373,333 shares owned directly by a trust which Mr. Deng may be deemed to beneficially own and disclaims beneficial ownership thereof except to the extent of pecuniary interest therein, and 10,666 shares owned through Bridgeforrest (BVI) Inc, of which Mr. Deng is the sole shareholder. Bridgeforrest (BVI) Inc. also holds 333,333 preferred shares of the Company. Each preferred share carries six votes at meetings of shareholders and as a result, Mr. Deng owns approximately 49.6% of the total outstanding voting power of all shares of the Company. His address is C/O Abits Group Inc, Level 24, Lee Garden One, 33 Hysan Ave, Causeway Bay, Hong Kong.

(3)	Mr. Choong’s address is C/O Abits Group Inc, Level 24, Lee Garden One, 33 Hysan Ave, Causeway Bay, Hong Kong.

(4)	Address is 34/F, United Centre, No. 95 Queensway, Admiralty, Hong Kong.

(5)	This information is based solely on a Schedule 13G, filed with the SEC on April 22, 2026, by Empery Asset Management, LP (“EAM LP”) and Mr. Ryan M. Lane to report their beneficial ownership as of March 31, 2026. The Schedule 13G reported that such reporting persons may be deemed to beneficially own an aggregate of 273,771 ordinary shares, inclusive of the ordinary shares issuable upon exercise of the pre-funded warrants held by certain funds to which EAM LP serve as the investment manager. Such warrants cannot be exercised to the extent the reporting persons would be deemed to beneficially own, after any such exercise, more than 9.99% of the outstanding ordinary shares. Mr. Lane is the managing member of a limited liability company that owns an indirect partnership interest in EAM LP. Such reporting persons disclaim any beneficial ownership of any such ordinary shares. The address for such reporting persons is 1 Rockefeller Plaza, Suite 1205, New York, New York 10020.

(6)	Address is Floor 4, Banco Popular Building, Road Town, Tortola VG1110, British Virgin Islands.

Related Party Transactions

In addition to the executive officer and director compensation arrangements discussed in “Item 6B. Compensation” for the year ended December 31, 2025, included elsewhere in this report, the Company also entered into a related party transaction. Yanyan Sun, an executive director of the Company, provided a loan of RMB 54,700 (approximately $7,727) to Bitmatrix for administrative expenses.

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

B. Memorandum and Articles of Association

The following represents a summary of certain key provisions of our memorandum and articles of association and the BVI Business Companies Act 2004 (Revised) of the British Virgin Islands, which we refer to as the Act below.

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

Rights, Preferences and Restrictions Attaching to Our Ordinary Shares.

As of the date of this report, 2,961,447 ordinary shares and 333,333 preferred shares were outstanding. Each ordinary share has the right to one vote at a meeting of shareholders or on any resolution of shareholders, the right to an equal share in any dividend paid by us, and the right to an equal share in the distribution of surplus assets. Each preferred share has the right to six votes at a meeting of shareholders or on any resolution of shareholders but does not participate in any distribution of the Company. We may by a resolution of the Board of Directors redeem our shares for such consideration as the Board of Directors determines.

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

We incorporate by reference our Amended and Restated Memorandum and Articles of Assoiation effective as of February 17, 2025, attached as Exhibit 1.2 to this report, and the “Description of Share Capital” in our registration statement on Form F-3 (File No. 333-284387), declared effective on December 18, 2025, as supplemented by the descriptions of the securities offered in the prospectus supplement filed with the SEC on February 24, 2026.

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

Based on the composition of our assets and the nature of the Company’s income and subsidiaries’ income for our taxable year ended December 31, 2025, we do not expect to be treated as a PFIC for such year and we do not expect to be one for our taxable year ending December 31, 2025 or become one in the foreseeable future. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for the current or any other taxable year. Moreover, although we do not believe we would be treated as a PFIC, we have not engaged any U.S. tax advisers to determine our PFIC status. In addition, if a U.S. Holder owned our ordinary shares at any time prior to our acquisition of Elite, such U.S. Holder may be considered to own stock of a PFIC by virtue of the fact that we may have been a PFIC during the period prior to our acquisition of Elite, unless such U.S. Holder made either a valid and timely QEF election or a valid and timely mark-to-market election, in each case as described below.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2025 our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the year covered by this report. Disclosure controls and procedure include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. Our Management is responsible for monitoring the process pursuant to which information is gathered and analyzing such information to determine the extent to which such information requires disclosure, in the reports filed with the Securities and Exchange Commission.

Based on such evaluation, our CEO and CFO have concluded that as of December 31, 2025, the Company’s disclosure controls and procedures were ineffective due to the Company’s lacks of formal documented controls and procedures applicable to all officers and directors to disclose the required information under the Exchange Act.

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

As December 31, 2025 management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in by the Committee of Sponsoring Organizations of the Treadway Commission’s 2013 Internal Control Integrated Framework and SEC guidance on conducting such assessments. Based on that evaluation, they concluded that, during the period covered by this report, such internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules. This was primarily due to deficiencies that existed in the design or operation of our internal controls over financial reporting that adversely affected our internal controls. These deficiencies may be considered to be material weaknesses.

Identified Material Weakness

A material weakness in internal control over financial reporting is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected.

Management identified the following material weaknesses during its assessment of internal controls over financial reporting as of December 31, 2025:

(1)	Internal communication between the different departments or employees of the Group can be improved.

(2)	In prior periods, the Company identified a weakness relating to mining records not being maintained to the required standard. The Company has since implemented monitoring protocols and training across its mining platforms, and management considers this weakness to have been remediated as of the date of this report.

As a result of the material weaknesses described above, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control—Integrated Framework issued by COSO (2013 framework). However, management does not believe that any of our annual or interim financial statements issued to date contain a material misstatement as a result of the aforementioned weaknesses in our internal control over financial reporting.

Management’s Remediation Initiatives

To mediate the identified material weaknesses and other deficiencies, we have introduced the following measures:

(1)	Continue to educate senior management on the continuing listing requirements of NASDAQ, and

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics. The purpose of the code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. During fiscal year 2025, no amendments to or waivers from the Code were made or given for any of our executive officers.

Our code of business conduct and ethics are publicly available on our website at http://www.abitsgroup.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Alliance LLP was appointed by the Company to serve as its independent registered public accounting firm for the year ended December 31, 2025 and 2024.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the periods indicated.

	December 31, 2025	December 31, 2024

Audit fees (1)	$90,000	$85,000
Audit related fees (2)	40,000	35,000
Tax fees (3)	-	-
All other fees (4)	-	-
Total	$130,000	$120,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In connection with the Reverse Split effected on March 10, 2025, the Company redeemed from the holders of the fractional shares resulted from the Reverse Split.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are incorporated in the British Virgin Islands and our corporate governance practices are governed by applicable British Virgin Islands law. In addition, because our ordinary shares are listed on The Nasdaq Capital Market, we are subject to Nasdaq’s corporate governance requirements.

Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the NASDAQ Capital Market. NASDAQ Listing Rule 5635 (“NASDAQ Rule 5635”) generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ Capital Market prior to an issuance (or potential issuance) of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) certain transactions other than a public offering involving issuances equalling 20% or more of the Company’s ordinary shares or voting power for less than the greater of market or book value. Notwithstanding this general requirement, NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers like the Company to follow their home country practice rather than this shareholder approval requirement. The corporate governance practice in our home country, the British Virgin Islands, does not require to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described in NASDAQ Rule 5635 above. The Company has adopted and opted to follow British Virgin Islands practices in lieu of the requirements of NASDAQ Rule 5635 in connection with an issuance of securities. Nasdaq Rule 5640 generally provides that voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Exchange Act cannot be disparately reduced or restricted through any corporate action or issuance. Notwithstanding this general requirement, IM-5640 states that Nasdaq will accept any action or issuance relating to the voting rights structure of a non-U.S. company that is not prohibited by the company’s home country law. British Virgin Islands law permits disparate reduction or restriction of voting rights of existing shareholders by the issuance of super-voting stock. The Company has elected to follow British Virgin Islands practice in lieu of the requirements of NASDAQ Rule 5640.

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

In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, we face potential cybersecurity threats that, if realized, would materially affect us. These threats include but are not limited to ransomware and malware attacks, and compromised business email and other social engineering threats. Our service providers, suppliers and business partners also face similar cybersecurity risks, which could have an adverse impact on our business. Additional information on cybersecurity risks we face is discussed in Part I, Item 1A, “Risk Factors - Risks due to hacking or adverse software event - Cryptocurrencies, including those maintained by or for us, may be exposed to cybersecurity threats and hacks.”

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit	Included	Form	Filing Date
1.1	Memorandum and Articles of Association of Abits Group Inc, as amended and restated on November 14, 2023	By Reference	6-K	2023-11-16
1.2	Memorandum and Articles of Association of Abits Group Inc, as amended and restated on February 17, 2025	By Reference	6-K	2025-03-05
2.1	Agreement and Plan of Merger	By Reference	F-4	2021-05-28
2.2	Description of Securities Registered under Section 12 of the Exchange Act	Herewith
2.3	Form of Pre-Funded Warrant issued on February 24, 2026	Herewith
4.1	Placement Agent Agreement, dated February 23, 2026 between Abits Group Inc and Aegis Capital Corp.	By Reference	6-K	2026-02-26
4.2	Securities Purchase Agreement, dated February 23, 2026 between Abits Group Inc and Investors	By Reference	6-K	2026-02-26
4.3	Asset Purchase Agreement, dated March 20, 2026, between Abit USA Inc and Apogee West LLC	Herewith
4.4	Hosting Agreement dated December 20, 2024, by and between Abit USA, Inc. and 4545 S Mendenhall LLC	By Reference	20-F	2025-4-30
4.5	Amendment #1 to Hosting Agreement dated March 5, 2025, by and between Abit USA, Inc. and 4545 S Mendenhall LLC	By Reference	20-F	2025-4-30
4.6	Loan Agreement dated March 17, 2025, by and between Jizhez Holdings Limited and Abit USA, Inc.	By Reference	6-K	2025-03-19
4.7	Employment Agreement between Abits Group Inc and Conglin Deng	By Reference	6-K	2021-9-20
4.8	Employment Agreement between Abits Group Inc and Kai Zhang	By Reference	6-K	2025-12-31
8.1	List of subsidiaries of the Company	Herewith
11.1	Code of Ethics of the Company	By Reference	20-F	2024-04-30
11.2	Insider Trading Policy	By Reference	20-F	2025-04-30
12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)	Herewith
12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)	Herewith
13.1^	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith
13.2^	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith
15.1	Consent of Audit Alliance LLP	Herewith
97.1	Clawback Policy	By Reference	20-F	2024-04-30
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

^ Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this transition report on its behalf.

Abits Group Inc

Date: April 29, 2026	By:	/s/ Deng Conglin
	Name:	Deng Conglin
	Title:	Chief Executive Officer
(Principal Executive Officer)

Date: April 29, 2026	By:	/s/ Kai Zhang
	Name:	Kai Zhang
	Title:	Chief Financial Officer
(Principal Financial Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of ABITS Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ABITS Group Inc. and subsidiaries (formerly known as MOXIAN (BVI) INC) (the “Company”) as of December 31, 2025, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, changes to stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2025, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Audit Alliance LLP

Singapore, April 29, 2026

PCAOB ID Number: 3487

We have served as the Company’s auditor since 2023.

ABITS GROUP INC

CONSOLIDATED BALANCE SHEETS

		As Of	As Of	As Of
	Note	December 31, 2025	December 31, 2024	December 31, 2023
ASSETS
Current Assets
Cash and cash equivalents		$83,837	$1,118,929	884,199
Receivables, other receivables and prepayments	5	816,847	558,707	774,345

Total current assets		900,684	1,677,636	1,658,544
Digital assets	3	1,483,451	257,753	1,194,157
Property, equipment and vehicles	4	8,530,215	9,435,908	9,465,567
TOTAL ASSETS		10,914,350	11,371,297	12,318,268

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Payable, other payable and accruals	6	$1,258,579	$990,346	$1,005,608
Short-term loan from unrelated third party	7	1,500,000	-	-
Total current Liabilities		2,758,579	990,346	1,005,608
Non-Current Liabilities
Long-term loan from unrelated third party	7	375,000	-	-
Total Liabilities		$3,133,579	$990,346	$1,005,608

Stockholders’ Equity(1)
Preferred stock, no par value, authorized; unlimited shares, 333,333 shares issued and outstanding as of December 31, 2025, December 31 2024 and December 31, 2023	8	$5,050	$5,050	5,050
Common stock, no par value, authorized: unlimited shares. Issued and outstanding: 2,369,995 shares as of December 31, 2025, and December 31, 2024 and December 31, 2023	8	35,554	35,554	35,554
Additional paid-in capital	8	89,556,913	89,290,193	89,290,193
Accumulated deficit		(81,672,879)	(78,803,383)	(77,893,723)
Accumulated other comprehensive income		(143,867)	(146,463)	(124,414)
Total Shareholders’ Equity		7,780,771	10,380,951	11,312,660
Total Liabilities and Shareholders’ Equity		$10,914,350	$11,371,297	12,318,268

(1)	All year results have been adjusted for the reverse stock split effective March 10, 2025.

See accompanying notes to consolidated financial statements

ABITS GROUP INC

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		Year Ended	Year Ended	Year Ended
	Note	31-December-2025	31-December-2024	31-December-2023
Revenue	9	$9,128,666	$6,711,225	1,681,533
Direct costs of revenue	10	(5,452,168)	(3,335,819)	(455,468)
Profit from operations		3,676,498	3,375,406	1,226,065
General and administrative expenses		(2,545,907)	(2,085,518)	(1,469,403)
Depreciation		(3,519,286)	(2,626,332)	(436,451)
Write-off of miners	11	(474,872)	-	(4,530,950)
Provision for diminution of miners	11	-	-	(7,364,650)
Profit/(Loss) on disposal of miners and other net income		1,780	34,830	(83,125)
Changes in value of digital assets	3	381,669	535,115	92,115
Finance expense	7	(286,102)	(31,794)	(18,851)
Loss before tax		(2,766,220)	(798,293)	(12,585,250)
Taxation	12	(103,276)	(111,367)	-
Loss after tax		(2,869,496)	(909,660)	(12,585,250)
Foreign exchange adjustment		2,596	(22,049)	(20,053)
Comprehensive loss for the year		$(2,866,900)	$(931,709)	(12,605,303)

Basic and diluted loss per ordinary share (1)		$(1.21)	$(0.39)	$(5.32)
Basic and diluted average number of ordinary shares outstanding (1)		2,369,995	2,369,995	2,369,995

(1)	All year results have been adjusted for the reverse stock split effective March 10, 2025.

See accompanying notes to consolidated financial statements

ABITS GROUP INC

CONSOLIDATED STATEMENTS OF CHANGES TO STOCKHOLDERS’ EQUITY

	Preferred Shares(1)		Ordinary Shares(1)		Additional paid-in	Accumulated	Accumulated other comprehensive
	Number	Amount	Number	Amount	capital	deficit	income	Total
Balance, December 31, 2022	333,333	5,050	2,369,995	35,554	89,290,193	(65,308,474)	(104,361)	23,917,962
Comprehensive loss for the year	-	-	-	-	-	(12,585,250)	(20,053)	(12,605,303)
Balance, December 31, 2023	333,333	5,050	2,369,995	35,554	89,290,193	(77,893,723)	(124,414)	11,312,660
Comprehensive loss for the year	-	-	-	-	-	(909,660)	(22,049)	(931,709)

Balance, December 31, 2024	333,333	5,050	2,369,995	35,554	89,290,193	(78,803,383)	(146,463)	10,380,951
Comprehensive loss for the year	-	-	-	-	-	(2,869,496)	2,596	(2,866,900)
Compensation					266,720			266,720
Balance, December 31, 2025	333,333	5,050	2,369,995	35,554	89,556,913	(81,672,879)	(143,867)	7,780,771

(1)	All year results have been adjusted for the reverse stock split effective March 10, 2025.

See accompanying notes to consolidated financial statements

ABITS GROUP INC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended	For the Year Ended	For the Year Ended
	December 31, 2025	December 31, 2024	December 31, 2023

Net loss for the year	$(2,869,496)	$(909,660)	(12,585,250)
Adjustments to reconcile to non-cash used in operating activities:
Depreciation of property, equipment and vehicles	3,531,388	2,626,332	4,973,729
Write-off of miners	474,872	-	7,364,650
Compensation	266,720	-	-
Changes in operating assets and liabilities:
Other receivables and prepayments	(418,140)	215,638	2,400,297
Other payables and accruals	268,233	(15,262)	(397,513)
Account prepaid and other deposits	160,000	-	-
Net cash generated from/(used in) operating activities	1,413,577	1,917,048	1,755,913
Cash flows from investing activities:
Purchase of property and equipment	(3,100,567)	(2,596,673)	(9,250,538)
Utilization of digital assets	(1,225,698)	936,404	5,893,591
Net cash investing activities:	(4,326,265)	(1,660,269)	(3,356,947)
Cash from financing activities
Loan from unrelated third party	3,000,000	-	-
Repayment of loans from unrelated third party	(1,125,000)	-	-
Net cash in financing activities	1,875,000	-	-
Net cash flows for the year	(1,037,688)	256,779	(1,601,034)
Effect of exchange rates on cash and cash equivalents	2,596	(22,049)	(20,053)
Net (decrease)/increase generated from cash and cash equivalents	(1,035,092)	234,730	(1,621,087)
Cash and cash equivalents, beginning of year	1,118,929	884,199	2,505,286
Cash and cash equivalents, end of year	$83,837	$1,118,929	884,199

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

2. Summary of principal accounting policies

Basis of presentation and consolidation

The accompanying consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and include all the subsidiaries of the Group. The financial year-end of the Company is December 31. The consolidated results are presented as of the years ended December 31, 2025, December 31, 2024 and December 31, 2023. All intercompany transactions and balances have been eliminated in the consolidation.

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

ABITS GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of principal accounting policies (continued)

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the accompanying consolidated financial statements, and the reported amounts of revenues and expenses during the reporting year. Significant estimates required to be made by management include but not limited to, useful lives of property and equipment, credit loss allowanc, deferred tax assets valuation and impairment loss assessment of long lived assets. Actual results could differ from those estimates.

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

Property, Equipment and Vehicles, net

Property and equipment are recorded at cost less accumulated depreciation and amortization. Significant additions or improvements extending useful lives of assets are capitalized. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are computed using the straight-line method over the estimated useful lives as follows:

Mining equipment	3-6 years
Plant	3-6 years
Vehicles	3 years

The Company owns the land used for its mining center. There is no depreciation on this land.

Intangible assets, net

Intangible assets, comprising Intellectual property rights (“IP rights”) and software, which are separable from property and equipment, are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of 3 to 10 years.

ABITS GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Impairment of long-lived assets

The Company classifies its long-lived assets into: (i) Mining equipment; (ii) Plant; (iii) Vehicles; and (iv) finite-lived intangible assets.

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

Digital assets are stored in digital wallets, which require two-factor authentication for access. Meanwhile, the company downloads digital ledgers from the official digital wallet platform on a monthly basis for reconciliation and verification, to ensure the balance of digital wallets is consistent with the company’s financial records.

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

ABITS GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue recognition

The Company recognizes revenue in accordance with ASC 606 Revenue from Contracts with Customers (“ASC 606”).

The Company has entered into digital asset mining pools by executing contracts with mining pool operators to provide computing power to the mining pool. The Company’s enforceable right to compensation begins only when, and lasts as long as, the Company provides computing power to the mining pool operator and is created as power is provided over time. The only consideration due to the Company relates to the provision of computing power. The contracts are terminable at any time by and at no cost to the Company, and by the pool operator under certain conditions specified in the contract. Providing computing power in digital asset transaction verification services is an output of the Company’s ordinary activities. Providing such computing power is the only performance obligation in the Company’s contracts with mining pool operators. Accordingly, the performance obligation is satisfied over time as computing power is provided.

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

The consideration is all variable. Because it is probable that a significant reversal of cumulative revenue will not occur and the Company is able to calculate the payout based on the contractual formula, non-cash revenue is estimated and recognized based on the spot price of Bitcoin on a daily basis as services are performed. Non-cash consideration is measured at fair value at the time the related services are performed.

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

ASC 740 “Income taxes” clarifies the accounting for uncertainty in tax positions. This interpretation requires that an entity recognizes in the financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of operations. The Company evaluate the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2025, the Company did not have any unrecognized tax benefits. The Company does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months.

ABITS GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign currency transactions and translation

The reporting currency of the Company is United States Dollars (the “USD”).

For financial reporting purposes, the financial statements of the foreign-incorporated subsidiaries are prepared using their respective functional currencies, and then translated into the reporting currency, USD so to be consolidated with the Company’s. Monetary assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange ruling at the balance sheet date. Revenues and expenses are translated using average rates prevailing during the reporting year. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income in stockholders’ deficiency. Translation losses are recognized in the statements of operations and comprehensive loss.

The exchange rates applied are as follows:

Balance sheet items, except for equity accounts	December 31, 2025	December 31, 2024	December 31, 2023
RMB:USD	7.0789	7.1884	7.0827
HKD:USD	7.7818	7.7625	7.8157

Items in the statements of operations and comprehensive loss, and statements cash flows:

	December 31, 2025	December 31, 2024	December 31, 2023
RMB:USD	7.0593	7.1887	7.0467
HKD:USD	7.7818	7.7625	7.8284

Earnings per share

Basic loss per share is based on the weighted average number of ordinary shares outstanding during the period while the effects of potential ordinary shares outstanding during the period are included in diluted earnings per share.

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

The Company’s digital assets are within the scope of ASU 2023-08 and the transition guidance requires a cumulative-effect adjustment as of the beginning of the current fiscal year for any difference between the carrying amount of the Company’s digital assets and fair value

The Company’s management does not believe that any other recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company’s financial statement presentation or disclosures.

ABITS GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Digital assets

	2025		2024		2023
BTC:	Number	Value	Number	Value	Number	Value
Stock of bitcoins at the beginning of the year	2.58	246,136	16.41	693,389	5.29	87,747
Mined during the year	89.09	8,819,575	100.55	6,570,519	43.93	1,682,533
Exchanged for USD	(74.32)	(7,838,757)	(97.59)	(6,360,675)	(23.23)	(889,084)
Exchanged for USDT	(3.50)	(326,514)	(16.79)	(1,180,595)	(9.59)	(226,256)
Collected BTC	2.14	178,726	-	-	-	-
Change in fair value of Bitcoin(1)		381,669		523,498		39,448
Stock of bitcoins at the end of the year	15.99	1,460,834	2.58	246,136	16.41	693,389

USDC:
Balance brought forward:		-		320,458		7,000,000
Proceeds from issue of new ordinary shares		-		-		3,109
Exchange for USD		-		(45,168)		889,084
Exchange for USDT		-		(5,437)		-
Procurement of equipment and expenses		-		(269,853)		(7,571,735)
Balance carried forward		-		-		320,458

USDT:
Balance brought forward:		11,617		180,310		-
Proceeds from exchange of USD and USDC		2,564,355		421,254		-
Proceeds from exchange of bitcoins		326,514		1,180,595		226,256
Procurement of equipment and expenses		(2,879,869)		(1,770,542)		(127,546)
Proceeds from Sale of used equipment		-		-		81,600
Balance carried forward		22,617		11,617		180,310

Total per Note 3 to Balance Sheet		1,483,451		257,753		1,194,157

(1)	The amount is to be adjusted and confirmed with reference to the market price of Bitcoin and the holding volume as at 31 December 2025.

4. Property, equipment and vehicles

Cost:	Land	Plant	Mining Equipment	Vehicles	Total

Balance, December 31,2023	1,208,949	2,132,511	6,470,078	133,308	9,944,846

Additions	687,343	252,176	1,657,565		2,597,084
Balance, December 31,2024	1,896,292	2,384,687	8,127,643	133,308	12,541,930

Additions	-	220,354	3,615,543	-	3,835,897
Retirement	-	-	(1,190,202)	-	(1,190,202)
Balance, December 31,2025	1,896,292	2,585,041	10,552,984	133,308	15,167,626

Depreciation:
Balance, December 31,2023		71,907	323,504	85,103	480,514

Charge for the year		454,171	2,135,235	36,102	2,625,508
Balance, December 31,2024		526,078	2,458,739	121,205	3,106,022
Additions		500,782	3,733,833	12,103	4,246,718	(2)
Retirement		-	(715,329)	-	(715,329	)(2)
Balance, December 31,2025		1,026,860	5,477,243	133,308	6,637,411

Net book value:
Balance, December 31,2023	1,208,949	2,060,604	6,146,574	48,206	9,464,332	(1)
Balance, December 31,2024	1,896,292	1,858,609	5,668,904	12,103	9,435,908
Balance, December 31,2025	1,896,292	1,558,181	5,075,742	-	8,530,215

(1)	The difference from the balance at the end of 2023 is $1,235, which is caused by a different depreciation method from the reclassification of a $24,700 fixed asset.
(2)	The depreciation of $3,531,389 includes the depreciation from site and miners ($3,519,286) and the depreciation from vehicles ($12,103). The vehicles depreciation are included in administrative expenses due to office purposes.

ABITS GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Receivables, other receivables and deposits

	2025		2024	2023

Utility deposit	785,600	(1)	375,000	375,000
Deposit for the purchase of miners	-		160,000	397,000
Hosting service in Tennessee data center	23,366		-	-
Other sundry deposits	7,881		23,707	2,345
	816,847		558,707	774,345

(1)	The Company increased capacity from 10MM to 22MW. Thus, Duff and Memphis site increased electricity deposit by $125,000 and $285,600, respectively.

In addition to the utility electricity deposits, receivables are generated through normal operations and the period is within 6 months. The Company did not record any allowance for expected credit losses as of December 31, 2025 and 2024 as the balances are considered fully recoverable.

6. Payable, other payable and accruals

	2025	2024	2023

Staff salaries and other benefits	70,972	62,036	63,110
Professional fees	340,091	403,250	403,798
Hosting service in Memphis site	314,728	-	-
Others	532,788	525,060	538,700
	1,258,579	990,346	1,005,608

7. Loan and Interest expense

In March 2025, we incurred debt for the first time in our $3 million from an unrelated third party which carries simple interest at 12% per annum and repayable in equal monthly repayments over a period of two years. This loan was to fund our acquisition of 2,850 units of Antminer S19XP for the new project in Memphis.

The repayment amount for each period is $125,000 with interest of $30,000, starting from April 2025.

As of December 31,2025, the balance of long-term loans and short-term loans are $375,000 and $1,500,000, respectively.

8. Capital stock and Additional paid-in capital

Captial stock

Preferred

Authorized: unlimited shares, no par value

Issued and fully paid: As of December 31, 2025, 333,333 shares

Ordinary

Authorized: unlimited shares, no par value

Issued and fully paid

	2025(1)	2024(1)	2023(1)

As of January 1	2,369,995	2,369,995	2,369,995
Issued during the year
As of December 31	2,369,995	2,369,995	2,369,995

(1)	All year results have been adjusted for the reverse stock split (15:1) effective March 10, 2025.

Additional paid-in capital

The company vested 40,000 Restricted Stock Units (RSUs) for CEO (Conglin, Deng) on December 31, 2025. Based on the closing price of $5.15 on that day, this value is $206,000 for compensation.

The company vested 12,000 RSUs for CFO (Wanhong, Tan) on December 30, 2025. Based on the closing price of $5.06 on that day, this value is $60,720 for compensation.

9. Revenue

	2025	2024	2023

Bitcoin operations in Duff site (1)	5,921,064	6,570,520	1,681,533
Bitcoin operation in Memphis site (2)	2,898,511	-	-
Hosting fees from third parties(3)	309,091	140,705	-
	9,128,666	6,711,225	1,681,533

(1)	The output of bitcoins in Duff during 2025 is 61.22 coins (2024:100.55 coins and 2023:43.93 coins ). The main reason for the decline is that since April 2024, Bitcoin has begun to halve its supply.

(2)	The Company started mining at the Memphis site from the end of March 2025 (total 27.87 coins).

(3)	The Company began providing hosting services to third parties and charging a service fee from July 1, 2024.

10. Direct costs of revenue

	2025	2024	2023

Electricity cost in Duff site	2,760,377	2,425,043	364,110
Water fee in Duff site	295,135	571,053	51,779
Hosting fee in Memphis site(1)	1,922,814
Salaries(2)	473,842	339,723	39,579
	5,452,168	3,335,819	455,468

(1)	The company signed an agreement with 4545 S Mendenhall LLC in March 2025. The hosting fee includes electricity cost, profit share and O&M cost.

(2)	The staff costs relate to that of the site manager, technicians and other part-time workers at the mining center in Duff, Tennessee.

11. Write-off of miners

During the year to December 31, 2023, the Company made a critical assessment of its miners and concluded that a write-off of $4,530,950 was required and a provision of $7,364,650 for the diminution in value of the remaining equipment needed to be made because of its obsolescence and poor performance. The entire fleet was sold for scrap value in 2024.

The total value of retired miners during 2025 is $474,872.

12. Taxation

The Company and its subsidiary companies file separate income tax returns under different tax jurisdictions.

The Company only operates in the United States through Abit USA Inc. The charge for 2025 represents the taxable situation of this subsidiary, as follows:

Taxation	Years Ended December 31

Loss before taxes	(2,766,220)
Tax and surcharges for 2025	103,276 (1)
Total taxes	103,276

Loss after taxes	(2,869,496)

Tax Provision	103,276

(1)	This amount represents tax provision for Abit USA Inc, which will be carried forward for offset in subsequent years.

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

13. Subsequent Events

(a)

On February 24, 2026, the Company closed registered direct offering with institutional investors of approximately $2.1 million of Ordinary Shares and pre-funded warrants at a price of $2.65 per Ordinary Share. The Company expects to use the net proceeds from the offering, together with its existing cash, for general corporate purposes and working capital.

The offering consisted of the sale of 792,452 Ordinary Shares or Pre-Funded Warrants. The price per Ordinary Share was $2.65 (or $2.64999 for each Pre-Funded Warrant, which is equal to the offering price per Ordinary Share sold in the offering minus an exercise price of $0.00001 per Pre-Funded Warrant). The Pre-Funded Warrants are immediately exercisable and may be exercised at any time until exercised in full.

As a result of the closing, 2,639,447 ordinary shares, 523,000 Pre-Funded Warrant and 333,333 preferred shares were outstanding.

(b)

On March 30, 2026, the board of directors and the compensation committee of the Company adopted resolutions ratifying and approving the grant of the Restricted Stock Units (RSUs) set forth in the employment agreements of the CEO and former CFO:

●	the Former CFO (Wanhong Tan) was awarded one hundred and eighty thousand (or 12,000 after adjustment for the one-for-fifteen reverse stock split effected in March 2025) RSUs to receive an equal number of ordinary shares of the Company, subject to the Company’s Omnibus Equity Incentive Plan, and

●	grant the CEO six hundred thousand (or 40,000 after adjustment for the one-for-fifteen reverse stock split effected in March 2025) RSUs to receive an equal number of ordinary shares of the Company, subject to the Company’s Omnibus Equity Incentive Plan.

(c)

On April 23, 2026, a holder of the Company’s pre-funded warrants elected to purchase 208,570 ordinary shares of the Company (via cashless exercise of 208,571 pre-funded warrants) pursuant to the terms of such warrant.

On April 23, 2026, a holder of the Company’s pre-funded warrants elected to purchase 61,430 ordinary shares of the Company (via cashless exercise of 61,430 pre-funded warrants) pursuant to the terms of such warrant.

The issuance of the above warrant shares has been completed as of April 24, 2026.

(d)

Effective December 31, 2025, Wanhong Tan resigned as Chief Financial Officer of the Company due to his retirement.

Effective January 1, 2026, Kai Zhang was appointed as Chief Financial Officer of the Company.

